United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 8, 2024		Director of Investor Relations

VALE S.A.
A publicly-held company
CNPJ (Corporate Taxpayer ID) 33.592.510/0001-54
Praia de Botafogo, no. 186
Rio de Janeiro, RJ – Postal Code: 22250-145
www.vale.com

Management's Proposal
Annual and Extraordinary Shareholders' Meetings of 04/26/2024

Dear Sirs/Madams,

The Management of Vale S.A. ("Vale" or "Company") hereby submits for the appreciation of its shareholders its proposal on the matters to be resolved at the Annual and Extraordinary Shareholders' Meetings ("Meetings" or "AEGM"), to be held cumulatively on April 26, 2024, at 10:00 a.m., exclusively digitally via Zoom platform, pursuant to the terms proposed below ("Proposal"):

1. Annual Shareholders' Meeting

1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2023,
1.2. Proposal for the allocation of the result for fiscal year 2023,
1.3. Election of members of the Fiscal Council; and,
1.4. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2024.

2. Extraordinary Shareholders' Meeting

2.1 Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filing and Justification for Florestas Rio Doce S.A. ("FRD") incorporation, a Vale wholly owned subsidiary,
2.2 Ratify the appointment of Macso Legate Auditores Independentes ("Macso"), a specialized company hired to conduct the FRD valuation,
2.3 Approve the valuation report prepared by Macso, and
2.4 Approve the FRD merger into Vale, without a capital increase or a new share issuance.

To resolve on this proposal, the following items are available:

The documents pertaining to each Agenda item are available at the Company's headquarters, on its investors' webpage (www.vale.com/investors), and the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), B3 S.A. (www.b3.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov). Information on the Agenda, voting rights exercise, and shareholder attendance at the AEGM is provided in the Proxy Statement, available at www.vale.com/investors.

Any questions or clarifications on the matters in the AEGM's Agenda may be resolved or obtained by contacting the Investor Relations Department, through email to assembleias@vale.com.

Rio de Janeiro, March 8, 2024.

The Management

1. Matters included on the agenda of the Annual Shareholders' Meeting

According to Law nº 6,404/1976 ("Corporation Law"), once a year, within the four months following the end of the fiscal year, the Company must hold an Annual Shareholders' Meeting.

1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2023.

On 02.22.2024, Vale's Board of Directors ("Board") approved Vale's Management Report and Financial Statements ("DFs"), together with the Independent Auditors' Report for the fiscal year ended 12.31.2023. To deliberate on this matter, the Shareholders are provided with the following documents:

(i) Management Report and Financial Statements for the year ended December 31, 2023, together with the Independent Auditors' Report published in the newspapers on March 01, 2024;
(ii) Reports from the Fiscal Council ("FC"), the Audit and Risk Committee and the Board, dated of 02.22.2024, 02.21.2024 and 02.22.2024, respectively, already disclosed to the market;
(iii) 2023 DFP Form (Standardized Financial Statements); and
(iv) Management comments on Vale's financial position (**Exhibit I**).

1.2. Proposal for the allocation of the result for fiscal year 2023.

To rule on this item, the following are made available to Shareholders:
(i) Proposal for the allocation of net income for the year ending December 31, 2023, pursuant to Annex A of CVM Resolution 81/22 ("Resolution 81") (**Exhibit II**); and,
(ii) The FC and Board Reports on the allocation of the result and the Capital Budget, dated February 22, 2024.

1.3. Election of members of the Fiscal Council

Vale's Fiscal Council is a permanent body, composed of 3 (three) to 5 (five) effective members and an equal number of alternates. The FC members will hold office until the Annual Shareholders' Meeting to be held in 2025.

At the time of release of this document, Vale had received from its shareholders some nominations for the FC, in addition to the nomination by the Federal Government, holder of a special class preferred shares. The number of seats will be determined, pursuant to the law, at the Meetings by the shareholders themselves, since this decision is not up to the management. The nominations received from shareholder were:

Effective member	Alternate member	Nominated by	Nomination Date
Paulo Clovis Ayres Filho	Guilherme José de Vasconcelos Cerqueira	Cosan Oito S.A.	02.21.2024
Marcio de Souza	Ana Maria Loureiro Recart	Previ*	02.28.2024

*Caixa de Previdência dos Funcionários do Banco do Brasil.

To deliberate on this matter, **Exhibit III** presents the letters of appointment, and the candidates' information and documents provided by the shareholders who nominated them, pursuant to items 7.3 to 7.6 of the Reference Form, as provided in Articles 37 and 38 of Resolution 81 and in the Annual Circular Letter CVM/SEP ("Circular Letter").

Any nomination of candidates for the Fiscal Council by Shareholder(s) holding common shares must comply with the legal provisions, including those contained in the Brazilian Corporation Law, Resolution 81 and the Circular Letter. Shareholders may include candidates for the Company's Fiscal Council on the Ballot, provided that the percentage stake requirement (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Articles 37 and 38 of Resolution 81 are observed.

In addition to the aforementioned nominations, the Company received, on 03/07/2024, the nomination by the sole holder of preferred shares issued by Vale, Mr. Dario Carnevalli Durigan, to the position of effective member of the CF. We remind you that, under the terms of Vale's Bylaws, the holder of golden shares has the right to elect and dismiss a member of the CF and the respective alternate, in a separate voting process.

1.4. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2024

To deliberate on this matter, the Shareholders are provided with the following documents:

(i) summarized minutes of the BD Meeting of 03.08.2024 ; and
(ii) the information provided in Article 13 of Resolution 81, and in pursuant to Item 8 of the FRe and the Circular Letter, in particular the proposal to be submitted to the shareholders (**Exhibit IV**).

2. Matters on the agenda of the Extraordinary Shareholders' Meeting

Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filing and Justification for the incorporation of Florestas Rio Doce S.A. ("FRD"), a Vale wholly-owned subsidiary.

2.1. Ratify the appointment of Macso Legate Auditores Independentes ("Macso"), a specialized company hired to conduct the FRD valuation.

2.2. Approve the valuation report prepared by Macso.

2.3. Approve the FRD merger into Vale, without a capital increase or new share issuance.

To resolve on this matter, the following documents are provided to Shareholders:

(i) Filing and Justification of FRD merger into Vale; Technical Proposal by Macso Legate Auditores Independentes for the Appraisal Report on FRD; Appraisal Report on the FRD Accounting Shareholders' Equity; Information on the merger, pursuant to Annex I of CVM Resolution No 81; Information on the appraiser, pursuant to Annex L of CVM Resolution No 81 (**Exhibit V**);
(ii) Extract from the minutes of the Board meeting dated 02.22.2024; and
(iii) Fiscal Council's opinion dated 02.22.2024.

EXHIBIT I - Directors comments on Vale's financial situation

2. Directors comments

2.1. Financial and equity conditions and results of operations

Financial information included in this section 2, except when mentioned otherwise, refer to the consolidated financial statements of Vale S.A. ("Vale" or "Company"), prepared and presented in accordance with International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board ("IASB") (currently referred to by the IFRS Foundation as "IFRS Accounting Standards"), including Interpretations developed by the IFRS Interpretations Committee (IFRIC® Interpretations) or its predecessor body, the Standing Interpretations Committee (SIC® Interpretations) and implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by Comissão de Valores Mobiliários ("CVM"), for the year ended December 31, 2023.

The information contained in this section 2 must be read and analyzed with Vale's consolidated financial statements, available on the Company's website (www.vale.com/announcements-results-presentations-and-reports) and on the CVM's website (www.gov.br/cvm).

a. general financial position conditions

Net operating revenue totaled R$208,066 million in 2023, a decrease of R$18,442 million, compared to 2022. This reduction is mainly due to: (i) foreign exchange rate; (ii) lower average realized prices and volumes sold for nickel; (iii) lower volume sold for iron ore fines; and (iv) lower average realized prices for iron ore pellets. Cost of goods sold and services rendered totaled R$120,016 million in 2023, a decrease of R$4,179 million compared to 2022, mainly due to lower sale volume.

Adjusted EBITDA from continuing operations totaled R$89,406 million in 2023, representing a decrease of R$12,651 million, compared to R$102,057 million in 2022, mainly due to the Iron Ore Solutions segment adjusted EBITDA, that decreased in R$10,326 million, in accordance with the 1.5% decrease of volume of sales for iron ore fines. The adjusted EBITDA was reconciled with the Company's net income in item 2.5 of this Reference Form.

The Company ended the year 2023 with R$17,724 million in cash and cash equivalents and short-term investments, and R$60,375 million of gross debt, therefore, a net debt of R$46,279 million in 2023.

The expanded net debt was R$78,249 million, an increase of R$5,808 million compared to 2022. The reconciliations of net debt and expanded net debt are presented in item 2.5 of this Reference Form.

b. capital structure

The table below presents the Company's structure for financing activities, considering its own and third-party capital:

	On December 31, 2023	
	In millions of R$	***% of the total***
Third party capital (current and non-current liability)	257,659	56.5
Own capital (equity)	198,325	43.5
Total capital (third party + own)	**455,984**	**100.0**

The Company's capital structure presents a balanced ratio between its own and third-party capital, considering operational cash performance, financial indicators and Company's equity.

c. payment capacity compared to acquired financial commitments.

In the normal course of business, the Company's main financial resource requirements are for investments on property, plant and equipment, and liabilities' payments for Brumadinho's event, Samarco and Fundação Renova, in addition to debt service. The Company expects to meet these requirements mainly by using cash generated from operating activities.

The Company constantly evaluates opportunities for additional cash generation and is committed to continue the reduction of costs and expenses, maintain the debt leverage and discipline in capital allocation.

The Company has adopted the concept of expanded net debt for managing its liquidity and cash flow, which considers, in addition to liabilities assumed with financial institutions, disbursement cash obligation to third parties out of its regular operating process, more specifically the liabilities related to the events of Brumadinho, Samarco and Fundação Renova.

The table below presents information about the Company's indebtedness:

	On December 31, 2023
	In millions of R$
Gross debt	60,375
Net debt	46,279
Expanded net debt	78,249
Adjusted EBITDA of continued operations	89,406
Ratio between expanded net debt / EBITDA from continued operations	0.88

On December 31, 2023, the Company's gross debt[1] totaled R$60,375 million (R$58,341 million as of December 31, 2022), representing an increase of 3.5%, mainly due to bonds issued in June 2023.

Regarding the components of the expanded net debt, there was a reduction of R$7,237 million in cash and cash equivalents, mainly due to an increase in the Company continuing operation investments activities that totaled R$31,425 million in 2023, an increase of R$7,783 million when compared to the same period of 2022. Additionally, there was an addition to the provision related to the Samarco dam failure in the amount of R$5,841 million, resulting from the review of the estimates of outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure.

The Company understands that based on its current financial position and cash flow projections, that it has plenty of conditions to honor its short- and long-term financial obligations.

The table below presents the Company's equity position:

	On December31, 2023
	In millions of R$
Current assets	71,488
Current liabilities	68,234
Equity attributable to Vale's shareholders	190,965
Current liquidity ratio (1)	**1.05**
Total assets	455,984
Total liabilities	257,659
Total liquidity ratio (2)	**1.77**

(1) The current liquidity ratio is calculated by dividing current assets by current liabilities.
(2) The general liquidity ratio is calculated by dividing total assets by total liabilities.

From the point of view of the liquidity ratios, there was a reduction compared to the previous year. On December 31, 2023, the Company's current liquidity ratio was of 1.05, compared with 1.12 on December 31, 2022. The reduction of the liquidity ratio was mainly due to a reduction of cash and cash equivalents in 2023. However, there was an increase in the total liquidity ratio from 1.75 on December 31, 2022, compared to 1.77 on December 31, 2023, that shows that the Company presents a healthy financial and equity position to implement its business plan and fulfill its short and long-term obligations.

d. funding sources used for working capital and for non-current assets investments

The main cash sources used by the Company to finance its working capital and non-current assets investments are its own generation of operating cash, fundings and loans. The value of operating cash flow is strongly affected by the global prices of the products marketed by the Company. In 2023, the net

[1] The gross debt consists of the balance of loan and financing liabilities.

cash generated from continuing operations activities totaled R$65,905 million. The balance of cash and cash equivalents totaled R$17,474 million at the year end.

e. funding sources used for working capital and for investments on non-current assets intended to be used to compensate for liquidity deficiencies

The Company main source of funding its working capital and investment on non-current assets is its own generation of operating cash. Additionally, to minimize the risk of liquidity, the Company has two revolving credit facilities - RCF, in the amount of R$27,903 million (US$5,000 million), of which R$16,742 million (US$3,000 million) are due in December 2024 and R$11,161 million (US$2,000 million) in 2026.

f. indebtedness levels and characteristics

		On December 31,
	2023	2022
Debt composition		*In millions of R$*
Debt contracts	60,375	58,341
Average of the remaining term (in years)	7.9	8.7
Average cost (in % per year)	5.6	5.5

The average debt term of 7.9 year as of December 31, 2023, decreased by 9.2% compared to 8.7 years calculated on December 31, 2022, in accordance with the Company's liability management plan, with debt repayments and new borrowings during this period, which impacted the average debt term. The average cost of debt, after currency and interest rate swaps, increased by 0.1 p.p. compared to the previous year, going from 5.5% on December 31, 2022, to 5.6% on December 31, 2023, primarily due to higher interest rates prevailing in both local and international markets.

i. relevant loan and financing contracts

The position of the Company's loans and financing on the year end of 2023 is presented below:

		Year ended December 31,		
		2023	2022	
	Average interest rate		*In million of R$*	***Variation in %***
Quoted in the secondary market:				
US$ *Bonds*	6.02%	34,649	32,215	7.9
R$, Debentures	10.17%	1,036	1,217	(14.9)
Debt contract in Brazil in:				
R$, indexed to TJLP, TR, IPCA, IGP-M e CDI	10.12%	1,207	1,445	(16.5)
R$, with fixed interest		-	8	(100.0)
Basket of currencies and bonds in US$ indexed to SOFR	6.80%	726	-	100.0
Debt contracts in the international market in:				
US$, with variable and fixed interest	5.59%	21,520	22,260	(3.3)
Other currencies, with variable interest	4.12%	44	49	(10.2)
Other currencies, with fixed interest	3.87%	384	466	(17.6)
		59,566	**57,570**	**3.5**

The most relevant categories of the Company's total debt, excluding incurred charges, are presented below:

Quoted in the secondary market

Fixed income papers issued in American dollars (equivalent to R$34,649 million on December 31, 2023). The Company holds various securities issued in the capital market, including bonds issued in June 2023 in the amount of R$7,277 million (US$1,500 million).

Debt contracts in Brazil including debentures

Loans contracted in Brazil (R$2,969 million as of December 31, 2023). The Company made several loans contracted in Brazil, mainly with National Bank for Economic and Social Development ("BNDES") and private Brazilian banks.

Debt contracts in the international market

Loans and financing contracted in American dollars (equivalent to R$21,520 million as of December 31, 2023). These loans include export finance lines, loans with commercial banks, loans with development banks and multilateral agencies.

Loans and financing contracted in other currencies (equivalent to R$428 million as of December 31, 2023). This category includes multilateral agencies, among other financial institutions.

Among the operations occurred in the year ended of December 31, 2023, stands out:

- In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 million;
- In March 2023, the Company contracted a loan of R$1,524 million with the Industrial and Commercial Bank of China Limited indexed to Secured Overnight Financing Rate ("SOFR") with spread adjustments and maturing in 2028;
- In June 2023, Vale issued notes of R$7,277 million (US$1,500 million) with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033. The notes were sold at a price of 99.117% of the principal amount, resulting in a yield to maturity of 6.245%. Additionally, the Company redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$2,426 million (US$500 million) and paid a premium of R$106 million (US$22 million); and
- In September 2023, the Company contracted a loan of R$727 million (US$150 million) with Citibank, indexed to SOFR with spread adjustments and maturing in 2028.

ii. other long-term relationships with financial institutions

The Company maintains commercial relationships in the normal course of its business with some of the main financial institutions, both international and domestic, in accordance with the usual financial market practices. The most relevant operations are presented in item 2.1.f above.

iii. Indebtedness subordination degree

All financial debts are unsecured in nature and do not have real guarantees. There is no degree of contractual subordination between the Company's unsecured corporate debts.

The securities issued by the Company through its subsidiary Vale Overseas Limited are totally and unconditionally guaranteed by the Company itself.

iv. eventual restrictions applied to the Company, especially regarding loan limits and the contracting of new debts, the distribution of dividends, the disposal of assets, the issuing of new securities and the disposal of corporate control, also if the Company has been fulfilling such restrictions

Almost all of the Company's debt contracts have a cross acceleration clause, and about 20% of the total debt balance, or US$2.7 billion, containing obligations related to the compliance with the following indicators at the end of each fiscal year: leverage (index obtained from the division of the gross debt by

the adjusted EBITDA); and interest rate coverage (the ratio obtained from the division of the adjusted EBITDA by the interest expenses).

The main contract with financial restrictions clauses related to the aforementioned indicators is between the Company and a Chinese commercial bank, in the amount of US$1 billion, contracted in 2022 and maturing in 2029.
For more information about the Adjusted EBITDA of continued operations, including calculation, see item 2.5 of this Reference Form.

	On December 31, 2023
Leverage	0.71x
Maximum limit of 4.5x	
Interest rate coverage	24.14x
Maximum limit of 2.0x	

The company has other non-financial obligations related to financing contracts considered market standard.

On December 31, 2023, the Company did not identify any non-conformity event with the levels required for the Leverage and Interest rate coverage indexes. The amount of the debts subject to these clauses was R$2.5 billion as of December 31, 2023.

g. limits of the contracted financing and the percentages already used

All financing operations still open on December 31, 2023, showed 100% of used percentage, except for two lines of revolving credit facilities - RCF mentioned in item (e) that were not used.

h. significant changes in items of the income and cash flows statements

	Year ended December 31,		
	2022	2021	
Income statement	*In millions of R$*		*Variation in %*
Continuing operations			
Net operating revenue	208,066	226,508	(8.1)
Cost of products sold and services rendered	(120,016)	(124,195)	(3.4)
Gross profit	**88,050**	**102,313**	(13.9)
Operating expenses			
Selling and administrative	(2,758)	(2,658)	3.8
Research and development	(3,598)	(3,411)	5.5
Pre-operating and operational stoppages	(2,249)	(2,466)	(8.8)
Other operating expenses, net	(7,422)	(8,901)	(16.6)
Impairment reversal (impairment and disposals) non-current assets, net	(1,317)	3,833	(134.4)
Operating income	**70,706**	**88,710**	(20.3)
Financial income	2,159	2,685	(19.6)
Financial expenses	(7,276)	(6,156)	18.2
Other financial items, net	(4,601)	14,849	(131.0)
Equity results and other results in associates and *joint ventures*	(5,434)	1,616	(436.3)
Income before income taxes	**55,554**	**101,704**	(45.4)
Income taxes	(15,000)	(15,185)	(1.2)
Net income of continuing operations	**40,554**	**86,519**	(53.1)
Net income attributable to noncontrolling interests	614	413	48.7
Net income from continuing operations attributable to Vale shareholders	**39,940**	**86,106**	(53.6)

Discontinued operations			
Loss attributable to noncontrolling shareholders	-	9,818	(100.0)
Net income (loss) from discontinued operations attributable to Vale shareholders	**-**	**9,818**	(100.0)
Net income	**40,554**	**96,337**	(57.9)
Net income attributable to noncontrolling interests	614	413	48.7
Net income attributable to Vale shareholders	**39,940**	**95,924**	(58.4)

Significant changes in items of the income statement

In 2023, the Company net income from continued operations was R$40,554 million, a reduction of R$45,965 million when compared with the net income of R$86,519 million of 2022. The Company adjusted EBITDA for continuing operations totaled R$89,406 million in 2023, a reduction of R$12,651 million compared to R$102,057 million from the previous year, mainly due to: (i) foreign exchange rate; (ii) lower average realized prices and volumes sold for nickel; (iii) lower volume sold for iron ore fines; and (iv) lower average realized prices for iron ore pellets, despite higher sale volume.

Net operating revenue

Net operating revenue from continued operations	**Year ended December 31,**		
	2023	**2022**	
		In millions of R$	***Variation in %***
Iron Ore Solutions			
Iron ore	138,006	145,714	(5.3)
Iron ore pellets	28,971	32,251	(10.2)
Other products and services	2,568	2,425	5.9
	169,545	**180,390**	(6.0)
Energy Transition Metals			
Nickel and other products [(1)]	26,009	34,226	(24.0)
Copper [(2)]	11,835	9,235	28.2
	37,844	**43,461**	(12.9)
Others	677	2,657	(74.5)
	208,066	**226,508**	(8.1)

(1) Includes co-products of nickel (copper) and sub-products (precious metals, cobalt and others).
(2) Does not include copper produced in nickel operations.

In 2023, the net operating revenue from continuing operations reduced in R$18,442 million or 8.1% compared to 2022. This reduction is mainly due to: (i) negative impact of foreign exchange rate of R$8,146 million (ii) decrease of the average realized prices of nickel with an impact of US$6,314 million; (iii) reduction of sale volumes for nickel of 7.1%; and (iv) reduction of sales volume for iron ore fines by 1.5%.

Cost of products sold and services rendered

In 2023, the cost of goods sold and services provided totaled R$120,016 million, compared to R$124,195 million in 2022. The reduction of R$4,179 million or 3.4% is associated with: (i) higher sales volume for copper, even out by the decrease of sales volume for nickel, that resulted in a negative impact of R$679 million for the Energy Transition Metals segment; (ii) higher sales volume of iron ore pellets, even out by the decrease in sales volume of the iron ore fines, that resulted in a negative impact of R$355 million in the Iron Ore Solutions segment; (iii) reduction on the prices of bunker ship fuel, that is included in the freight cost, in the Iron Ore Solutions segment (impact of R$2,148 million); and (iv) positive effect for foreign exchange rate in the Iron Ore Solutions segment (impact of R$1,710 million) and Energy Transition Metals segment (impact of R$1,375 million).

Other operating expenses

Other operating expenses, net, totaled R$7,422 million in 2023, a reduction of R$1,479 million or 16.6% compared to R$8,901 million in 2022, mainly due to a lower provision related to Brumadinho's event in the amount of R$983 million.

Impairment reversal (impairment and disposals) of non-current assets

Segments per class of assets	Year ended December 31, 2023	2022	Variation in %
	In millions of R$		
Midwestern System	-	1,066	(100.0)
Manganese	-	(56)	100.0
Reduction (impairment) of recoverable value of non-current assets	-	**1,010**	(100.0)
Midwestern System - Onerous contracts	-	4,554	(100.0)
Result of disposals of non-current assets and others	(1,317)	(1,731)	(24.0)
Result of disposal of non-current assets and other results	**(1,317)**	**2,823**	(147.0)
Impairment reversal (impairment and disposals) of non-current assets	**(1,317)**	**3,833**	(134.0)

In 2023, the Company had a loss of R$1,317 million with the reversal (reduction) of recoverable value and net non-current asset write-downs, a reduction of R$5,150 million or 134% compared to R$3,833 million in 2022, mainly due to the sale agreement of the Midwestern System to J&F Mineração Ltda, see item 2.4.b of this Reference Form, that resulted in an impairment reversal of non-current asset and of liabilities related to onerous contracts.

Financial result, net

Financial result, net	year ended December 31, 2023	2022	Variation in %
	In million of R$		
Financial income [1]	2,159	2,685	(19.6)
Financial expenses [2]	(7,276)	(6,156)	18.2
Other financial items, net			
Foreign exchange and currency gains (losses), net	(8,185)	(5,217)	56.9
Participative shareholders' debentures	(871)	3,285	(126.5)
Financial guarantees	-	2,488	(100.0)
Derivative financial instruments	4,455	6,018	(26.0)
Reclassification of cumulative translation adjustments	-	8,275	(100.0)
	(9,718)	**11,378**	**(185.4)**

(1) Includes earnings from short-term financial investments and other financial income (see note 6 of the Vale consolidated financial statements).
(2) Includes interest on loans and financing (net of capitalized interest), interest on REFIS, interest on the liabilities of leases, expenses with repurchase of bonds and other financial expenses (see note 6 of the Vale consolidated financial statements).

On December 31, 2023, the net financial income totaled a loss of R$9,718 million compared to a gain of R$11,378 million on December 31, 2022, representing a reduction of R$21,096 million, mainly caused by the net impact of the following factors:

- In 2022, the Company had a gain of R$8,275 million related to the reclassification of accumulated conversion adjustments from equity to the income statement, because of Vale International SA's ("VISA") capital reduction. No reclassifications to the result, resulting from conversion adjustments, were recorded in 2023.

- In 2022, the Company had a gain of R$3,285 million due to the variation of the fair value of the shareholders participative debentures, arising from a reduction of the average value of this instrument in the secondary market. In 2023, the Company had an expense with shareholders

participative debentures that totaled R$871 million, mainly due to the payment of semestral premium, a variation of R$4,156 million.

- Higher foreign exchange and monetary loss due to fair value adjustments of liabilities related to Brumadinho's and dam decommissioning in a totaled of R$1,804 million and R$996 million respectively in 2023.
- Lower income from financial investments (R$1,547 million in 2023, compared to R$2,272 million in 2022) due to the lower balance applied throughout 2023.

- **Equity results and other results in associates and joint ventures**

In 2023, the equity results and other results in associates and joint ventures totaled a loss of R$5,434 million compared to a gain of R$1,616 million in 2022, mainly due to the addition to the provision related to the Samarco dam failure in the amount of R$5,841, offset by results in associates and joint ventures in the amount of R$682 million.

Income taxes

In 2023, the Company has recorded an expense net of income tax of R$15,000 million, in line with an expense net of income tax of R$15,185 million in 2022. The effective rate was 27.0% and differs from the nominal rate of 34%, mainly due to the reversal of income tax in the amount of R$5,468 million, related to Fundação Renova. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is presented on the accompanying note 8 of Vale's consolidated financial statements.

Significant changes in items of the statement of cash flows

	Year ended December 31, 2022	2021	
		In millions of R$	*Variation in %*
Net cash generated by operating activities	65,905	**58,201**	13.2
Net cash used in investing activities from continuing operations	(31,425)	(23,642)	32.9
Net cash used in investing activities from discontinued operations	-	(534)	(100.0)
Net cash used in financing activities from continuing operations	(37,002)	(70,951)	(47.8)
Net cash used in financing activities from discontinued operations	-	(54)	(100.0)
Reduction in cash and cash equivalents	**(2,522)**	**(36,980)**	(93.2)
Cash and cash equivalents in the beginning of the year	24,711	65,409	(62.2)
Effect of exchange rate changes on cash and cash equivalents	(1,314)	(3,657)	(64.1)
Effect of transfer of PTVI to non-current assets held for sale	(3,401)	-	100.0
Cash and cash equivalents from subsidiaries sold and incorporated, net	-	(61)	(100.0)
Cash and cash equivalents at end of the year	**17,474**	**24,711**	(29.3)

Net cash generated from operating activities

The cash flows generated from operational activities increased by 13.2%, rising from R$58,201 million in 2022 to R$65,905 million in 2023. This growth was primarily due to (i) reduced income tax payment in 2023 (R$9,374 million in 2023, compared to R$24,068 million in 2022), in line with the reduction in net profit and (ii) 2,798 million of cash received in the settlement of derivatives in 2023, compared to cash paid in the amount of R$425 million in 2022 in the settlement of derivatives.

Net cash used in investing activities from continuing operations

The cash flows used in the investment activities of the Company's continuing operations totaled R$31,425 million in 2023, representing an increase of R$7,783 million compared to the same period in 2022. The main reasons for the higher cash consumption were (i) increased disbursement with Fundação Renova, which amounted to R$2,728 million in 2023, compared to R$1,777 million in 2022; (ii) higher capital project investments, being R$29,446 million in 2023, compared to R$28,184 million in 2022; and (iii) cash disbursement in the divestments of MRN and CSP in 2023 of R$697 million, compared to a cash inflow of R$3,104 million in 2022, related to the sales of CSI and the operations of Centro-Oeste System.

Net cash used in financing activities from continuing operations

The cash flows used in the financing activities of the Company's continuing operations totaled R$37,002 million in 2023, compared to R$70,951 million in the same period of 2022. The reduced cash utilization in financing activities can be attributed primarily to (i) lower dividends and interest on equity paid to shareholders, in the amount of R$27,967 million, compared to R$34,157 million in 2022, (ii) lower volume of share repurchased in 2023, in the amount of R$13,593 million in 2023, as opposed to R$30,640 million in 2022; and (iii) reduced loan payments in 2023, in the amount of R$3,215 million, compared to R$11,764 million in 2022.

2.2. Operational and financial results

a. results of the issuer operations, in particular

i. description of any important components of the income

Iron ore and pellets

In 2023, iron ore production totaled 321.2 Mt, representing a 4.3% increase compared to 2022, mainly due to (i) ongoing initiatives to improve asset reliability at S11D; (ii) solid performance from the Itabira and Vargem Grande complexes; and (iii) higher third-party purchases. Pellet production reached 36.5 Mt, marking a 13.5% increase from 2022, resulting from greater pellet feed production in Brucutu.

As for iron ore prices, the average realized fines prices (including CFR/FOB sales) at Vale stood at US$108.1 per metric ton, in line with 2022. The average pellet prices were US$161.9/t, compared to US$188.6/t in the previous year.

The average realized prices of iron ore are heavily influenced by supply and demand dynamics in the maritime market, although structural changes in steel production can disrupt market fundamentals and iron ore price realization.

Iron ore comes in various forms, including fines, pellets, and lumps, each with different quality levels and physical characteristics. Price variations stem from factors such as iron content, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina, silica, and manganese) in the ore. Furthermore, fines, lumps, and pellets typically have distinct pricing.

The demand for iron ore products of is closely tied to the global demand for steel. In turn, steel demand is strongly influenced by the real estate sector, infrastructure construction, and global industrial production. China's demand has been the main driver of both global demand and prices.

In 2023, the average price of iron ore closed at US$119.75/dmt (Platts IODEX 62% Fe iron ore prices - global reference price), 0.3% lower than 2022. During 2023, prices fluctuated following the global economy, including changes in market perception in China due to persistent rumors of mandatory steel production cuts throughout the year, although production remained robust levels in most months. A combination of a more restricted maritime market along with a significant increase in China's steel exports and periods when the entire commodity market reacted (positively or negatively) to expectations of economic stimulus from Chinese authorities increased volatility. The reduction in steel margins, which remained at negative levels for most of the second half of the year, along with lower coal prices, led to a decrease in premiums for high-quality iron ore.

Excluding China, the effects of the war in Ukraine on regional steel production, high energy prices, inflation, steel price declines, supply chain issues, and negative market perception significantly impacted

steel demand in 2023. As a result, there were substantial production cuts in the fourth quarter due to weak demand, followed by a significant reduction in steel inventory. Consequently, total global crude steel production remained at 1,888 Mt in 2023, the same level as in 2022, according to the World Steel Association, while steel production outside China totaled 1,019 Mt in 2023, also a similar level compared to 2022.

Steel production declined in the main producing regions outside of China. The most significant drops occurred in the European Union, followed by South America, Japan, and North America. Compared to 2022, year-on-year steel production decreased as follows: 7.7% in the European Union, 5.7% in South America, 1.9% in JKT (Japan, Korea, and Taiwan), and 1.7% in North America. India positively contributed to mitigating production declines in these regions, growing by 11.8% compared to 2022.

In 2023, favorable conditions in the automotive, machinery and equipment, and transportation sectors sustained positive demand in Europe, the United States, Japan, and Korea. However, the construction sector received fewer investments due to deteriorating market sentiment caused by high interest rates and increased project costs.

The price differences between high and low-quality iron ores represent a structural change that will continue to impact the market in the coming years. The transition toward a more efficient steel industry, driven by stricter environmental policies in China and the pursuit of decarbonization in Europe, will sustain demand for high-quality ores that enable productivity and lower emissions levels. These ores include pellets, briquettes, and Carajás fines.

Nickel

Nickel is a metal traded on the stock market, listed in the London Metal Exchange ("LME") and, since 2015, in the Shanghai Future Exchange ("SHFE"). Most of the nickel products have their prices based on a discount or premium regarding the LME price, depending mainly on the physical and technical characteristics of the nickel products. The high volatility of the nickel price on the LME led to greater volatility in premiums and discounts in 2023, as various fundamental and technical factors affected trade and reduced nickel liquidity in the market. The Company expects liquidity to normalize on the LME in 2024, and that volatility will also decrease compared to 2023. The nickel market is strongly affected by stainless steel production, which represented 64% of global primary nickel consumption in 2023.

The Company maintains short term fixed volume contracts with customers for most of the expected annual nickel sales. These contracts provide stable demand for a significant portion of the Company's annual production. In 2023, 93% of the Company's refined nickel sales were made for non-stainless-steel applications (alloy steels, high nickel alloys, plating, and batteries), compared to the industry average for nickel producers of 36%, bringing more diversification and stability to Vale's sales volumes. As a result of the focus on such higher value segments, the average realized nickel prices for refined nickel have typically exceeded LME cash nickel prices.

Stainless-steel is an important driver of nickel demand, mainly in China. In 2023, the stainless-steel production in China represented 42% of the total demand for primary nickel. Therefore, changes in the Chinese stainless-steel production have a significant impact on global nickel demand. In 2023, Chinese stainless-steel production increased 10% year-on-year compared to a decrease of 2% in 2022 compared to 2021.

While stainless steel production is a major driver of global nickel demand, stainless steel producers can obtain nickel with a wide range of nickel content, including secondary nickel (scrap). The choice between primary and secondary nickel is largely based on their relative prices and availability. On average between 2018 and 2023, secondary nickel accounted for approximately 36% of total nickel used for stainless steel. Regional availability and consumption of secondary nickel varies. In China, due to low availability of scrap, the use of secondary nickel represented 21% of the total nickel used for stainless steel in 2023.

Historically, China's domestic production of nickel pig iron has accounted for a significant portion of global nickel supply, utilizing unprocessed nickel ore from the Philippines and Indonesia. However, Chinese nickel pig iron production was impacted by restrictions on the export of unprocessed ores from Indonesia. As a result, Indonesia has emerged as the largest producer of nickel pig iron. In 2023, approximately 12% of global primary nickel production was in the form of nickel pig iron in China, while roughly 39% was produced as nickel pig iron in Indonesia, with a substantial portion directly integrated into stainless steel production.

Notably in 2023, there were increases in the production capacity of mixed hydroxide precipitate (MHP) and in the conversion of nickel pig iron into nickel matte, which is further processed for battery materials, as well as LME deliverable Class I nickel. Future growth is expected to be concentrated in matte and MHP to supply the battery and Class I nickel supply chains.

Additionally, the high-value segment, consisting of Upper Class and Lower Class I products (excluding nickel used in batteries), is the second-largest market, representing 21% of nickel demand in 2023. Global high-value demand increased by 4% in 2023 year-on-year, compared to a 17% increase in 2022. This growth was driven by the non-ferrous alloy sector as markets continued to recover from pandemic lows. However, a slower-than-expected recovery in China and broader macroeconomic factors posed challenges to global economic rebound.

The battery segment ranks third, accounting for 15% of nickel demand in 2023. Global demand for nickel battery precursors grew by 9% in 2023 compared to the previous year, fueled by increased electric vehicle sales, compared to a 39% increase in 2022. Although this growth rate was slower, it can be attributed to China's economic recovery lagging expectations (despite being the largest global electric vehicle market) and the phasing out of electric vehicle subsidies in the region.

The nickel market was in surplus in 2023 by approximately 325 kt. Global exchange inventories (LME and SHFE) increased 20kt from December 30, 2022, to December 29, 2023, as the LME-deliverable Class I nickel market shifted into surplus. For 2024, it is expected that the market will remain in a surplus primarily due to supply of Class II nickel outpacing growth in the high-value market.
The battery segment is showing important upside demand as electric vehicle production continues to attract significant investments. This is positively affecting the nickel price and nickel premiums. Commercially viable electric vehicle battery technologies utilize nickel, increasing nickel content in such batteries results in improved energy density and longer range. As a result, nickel demand is growing, particularly given the expected increase in production of electric vehicles and the trends towards increased battery size and increased nickel content in batteries to improve performance.

Copper

The demand for copper in the last years was fostered mainly by China, due to the important role that copper plays in civil construction, besides electrical and consumption applications. The copper prices are determined based on (i) the prices of the copper metal in the final use markets, as LME, SHFE and the Commodities Exchange ("COMEX"), and (ii) in the case of intermediate products, as copper concentrate (that represent most of the Company sales) and copper anode, the treatment and refining rates are negotiated individually with the clients.

The demand for refined copper increased by 2.7% in 2023 in the year after year comparison, with China being responsible for approximately 56% of the world consumption. For 2024, the Company expects a relatively balanced market is expected, with stable offer and demand.

ii. factors that materially affected operating results

In 2023, operating profit totaled R$70,706 million, compared to R$88,710 million in 2022, representing a decrease of R$18,004 million. The main factors affecting this result were (i) negative exchange rate effect of R$8,146 million; (i) reduction in the average realized prices with an impact of R$6,314 million; (iii) reduction in nickel sales volumes by 7.1%; and (iv) reduction in sales volumes of iron ore fines. Additionally, the company recorded a high financial income in 2022 due to a gain of R$8,275 million related to the reclassification of accumulated equity conversion adjustments into the income statement, resulting from the capital reduction of Vale International SA ("VISA"). However, in 2023, the company recorded a foreign exchange and monetary loss of R$8,185 million, compared to R$5,217 million in 2022, due to exchange rate adjustments and review of the liabilities related to the Brumadinho event and dam decommissioning.

b. relevant variations of income attributable to the introduction of new products and services, volume changes and modifications of prices, exchange rates and inflation

Variations in volumes and prices

The table below shows the variations in the sales volumes of the main products in the indicated periods.

	Year ended December 31, 2023	Year ended December 31, 2022	
	In thousands of metric tons		*Variation in %*
Iron Ore Solutions			
Iron ore fines	256,789	260,663	(1.5)
Iron ore pellets	35,840	33,164	8.1
ROM	8,290	8,216	0.9
Energy Transition Metals			
Nickel	168	181	(7.2)
Copper	234	166	41.0
Copper as a byproduct of nickel	74	78	(5.1)
Gold (US$/oz)	388	277	40.1

The table below shows the variations in the average prices obtained of the main products in the indicated periods.

	Year ended December 31, 2023	Year ended December 31, 2022	
	US$ per metric ton		*Variation in %*
Iron Ore Solutions			
Iron ore fines	108	108	0.0
Iron ore pellets	162	189	(14.2)
Energy Transition Metals			
Nickel	21,830	23,670	(7.8)
Copper	7,960	8,052	(1.1)
Copper as a byproduct of nickel	7,720	7,459	3.5
Gold (US$/oz)	1,996	1,785	11.8

Iron Ore Solutions – In 2023, the Iron Ore Solutions business revenue totaled R$169,545 million, compared to R$180,390 million in 2022, representing a 6% reduction (R$10,845 million). This decline was influenced by the (i) lower average realized prices (impact of R$4,661 million) reflecting falling premiums, (ii) negative exchange rate effect (impact of R$6,664 million); and (iii) increase in sales volume of iron ore pellets, partially offset by decrease in sales volumes of iron ore fines, which resulted in an impact of R$480 million.

Energy Transition Metals – In 2023, the revenue from these operations amounted to R$37,844 million, representing a 12.9% reduction (R$5,617 million) compared to the R$43,461 million recorded in 2022. This decline was primarily due to (i) lower realized prices, reflecting a 16% decline in the LME benchmark index, primarily for nickel (impact of R$2,278 million), and (ii) negative exchange rate effect (impact of R$1,482 million).

Exchange rate variations

	Year ended December 31, 2023	Year ended December 31, 2022	*Variation in %*
Average exchange rate (Real/Dollar)	4.9954	5.1655	(3.29)
Closing exchange rate (Real/Dollar)	4.8413	5.2177	(7.21)

Most of the Company's income is expressed in U.S. Dollars. During the reporting year of 2023, the U.S. Dollar depreciated by 3.29% compared to the Brazilian currency, resulting in lower income in the Iron Ore Solutions and Energy Transition Metals segments of R$6,664 million and R$1,482 million, respectively.

Inflation rate variations

The Company's revenues are not significantly affected by inflation, being the main variations in operating income attributable to price modifications and change in volumes.

c. relevant impacts of inflation, of the price variation of the main supplies and products, of the exchange rate and the interest rate on the operating income and the financial income of the issuer

Inflation

The Company's operating income and financial results are not significantly affected by inflation.

Price of the main supplies

The costs of oil and gas are important components of the Company's production costs and have represented 6.8% of its total cost of products sold in 2023. Energy costs represented 3.2% of the total cost of products sold in 2023.

The costs and expenses of Iron Ore Solutions, without considering the effects of depreciation, totaled R$80,069 million, being R$470 million lower than in 2022, mainly due to (i) lower bunker ship fuel costs, impacting freight costs by R$2,148; (ii) exchange rate effect (positive impact of R$1,710), which was partially offset by (iii) higher fixed costs, with an impact of R$3,207 million, mainly due to ongoing initiatives to improve asset reliability and increased third-party iron ore purchases.

Exchange rate

For the relevant impacts of the exchange rate variation, see items 2.1.h and 2.2.b above.

Interest Rate

The Company is exposed to the interest rate risks of loans and financing. The debt linked to the interest rate in U.S. Dollars consists mainly of loans, including operations of exportation pre-payment and loans in commercial banks and multilateral organizations. Usually, these debts are indexed to rates commonly used in the market, such as SOFR. The floating rate of its debts expressed in Reais includes debentures, loans obtained with BNDES, fixed assets and financing for the acquisition of services in the Brazilian market. The interest of these obligations is mainly linked to the Extended Consumer Prices Index ("IPCA"), to the reference interest rate in the Brazilian interbank market and to the Long-Term Interest Rate ("TJLP").

The Company uses swap operations to convert a large part of the debt to fixed rates in U.S. Dollars. As of December 31, 2023, before the swap operations, 4% of the debt was expressed in Reais, and the other 96% expressed in other currencies.

As of December 31, 2023, around 41% of the debt was linked to the floating interest rate.

2.3. Changes in accounting practices / modified opinions and emphases

a. changes in the accounting practices that might have resulted in significant effects on the information foreseen in the fields 2.1 e 2.2

Certain other new accounting standards, amendments and interpretations have been published that are not mandatory for December 31, 2023, reporting periods or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b. modified opinions and emphases present in the auditor report

There was no modified opinion and no emphasis paragraph in the report of the independent auditor on the individual and consolidated financial statements of Vale S.A. for the year ended December 31, 2023.

2.4. Relevant impact on the financial statements

a. introduction or divestment of operating segment

In 2023, the Company did not undertake any introduction or disposal of operational segments.

Discontinued operations (Coal) - The Company had metallurgical and thermal coal mining and processing operations through Vale Moçambique S.A. ("Vale Moçambique") which was a company controlled by Vale, that had a non-controlling interest held by Mitsui & Co. Ltd. ("Mitsui"). Coal products were transported from the Moatize mine to the maritime terminal by the Nacala Logistics Corridor ("NLC"), which was a joint venture between Vale and Mitsui. The NLC's main assets were the railways and port concessions located in Mozambique and Malawi.

As part of the sustainable mining strategic agenda, the Company announced in 2021 its intention to divest from coal assets. To achieve this objective, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed an agreement with Vulcan Minerals, for the sale of all coal assets. Following the signing of the agreement in December 2021, the Company started to treat coal as a discontinued operation.

For more information, see note 16 of Vale's consolidated financial statements.

b. constitution, acquisition or divestment of equity interests

Main acquisitions and constitutions

There was no acquisition or constitution of relevant equity interests in 2023.

Midwestern System – In April 2022, the Company entered into an agreement with J&F Mineração ("J&F") for the sale of Vale's iron ore, manganese and logistics assets in the Centro-Oeste System, through equity interests in Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación S.A.

The carrying amount of those assets were fully impaired in past years and the Company had a liability related to take-or-pay logistics contracts that were deemed onerous contracts under the Company's business model for the Midwestern System.

However, these offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,620 million recorded as "Impairment reversal (impairment and disposals) of non-current assets, net", of which R$1,121 million relates to the property, plant and equipment and R$4,554 million is due to the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of R$55 million.

In July 2022, the Company completed the transaction and received R$745 million. Following the disposal, the Company recorded a gain of R$188 million related to the reclassification of the cumulative translation adjustments from the equity to the income statement, recorded in "Other financial items, net".

Mineração Rio do Norte S.A. ("MRN") – In November 2023, Vale concluded the sale of its 40% interest in MRN, which has been impaired in full since 2021, to Ananke Alumina S.A. ("Ananke"), an associate of Norsk Hydro ASA. At closing of the transaction, Vale paid R$351 million to the buyer, resulting in a loss of R$420 million recorded in the income statement for the year ended December 31, 2023, as "Equity results and other results in associates and joint ventures".

Companhia Siderúrgica do Pecém ("CSP") – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. ("ArcelorMittal") for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of R$553 million and recorded a provision for accounts receivable with CSP in the amount of R$132 million, both recorded in the income statement for the year ended December 31, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for R$5,637

million, which was fully used to prepay most of the outstanding net debt of R$5.983 million. The remaining balance was settled by the shareholders and so Vale disbursed R$346 million upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$160 million recorded as "Equity results and other results in associates and joint ventures" for the year ended December 31, 2023.

Vale Oman Pelletizing Company LLC ("VOPC") – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. In April 2023, the Company concluded the transaction and acquired the minority interest for R$653 million, resulting in a gain of R$15 million, recorded in equity as of September 30, 2023, as "Acquisitions and disposals of noncontrolling interests", since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

c. unusual events or operations
Brumadinho dam collapse

The main impacts in 2023 arising from the Brumadinho dam collapse are summarized below:

- *Impact on the income statement*: The impact of the dam collapse on the income statement for the fiscal year 2023 was R$4,598 million, including R$2,492 million in expenses with items such as tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others and R$980 million in new provisions related with tailing containment, geotechnical safety and environmental reparation.

- *Impact on the balance sheet*: The total amount of provisions recognized in the balance sheet on December 21, 2023, including provisions for remediation and reparation obligations under the Settlement for Integral Reparation, individual indemnification and other obligations was R$14,814 million as of December 31, 2023.

For more information, see note 25 of Vale's consolidated financial statements.

De-characterization of dams

Due to the Brumadinho dam collapse and in compliance with Law no. 14,066/20, the Company decided to speed up its plan to de-characterize[2] all tailings' dams built using the method upstream, certain structures called "centerline structures" and dikes containment facilities located in Brazil. The main impacts are summarized below:

Impact on the income statement: The Company recognized an additional provision of R$750 million, due to changes in the estimation of the provision calculation. Engineering projects for de-characterization of dams are at different stages of maturity, some of them still in development engineering phase, for which the cost estimate includes in its methodology the high degree of uncertainty in defining the total cost of the project, according to best market practices.

- *Impact on the balance sheet*: The total amount of provisions recognized in the balance sheet in relation to the de-characterization of dams was R$16,704 million as of December 31, 2023.

Operational stoppage

Due to the de-characterization projects, some operations were stopped due to court decisions or technical analyzes carried out by Vale on its upstream dam structures located in Brazil. The Company has been recording losses, mainly related to the fixed costs of these operations in the Iron Ore Solutions segment and, in 2023, these expenses totaled R$1,094 million. The Company is working on legal and technical measures to resume all operations at full capacity.

For more information, see note 26 of Vale's consolidated financial statements.

Fundação Renova e Samarco

[2] De-characterization" means that the structure will be dismantled so the structure is effectively no longer a dam.

In 2016, Vale, Samarco and BHP Billiton Brasil Ltda ("BHPB") signed agreements with the Federal Union, the states of Minas Gerais and Espírito Santo, and some other federal and state authorities, establishing the creation of the Fundação Renova, a not-for-profit private foundation, to develop and implement social and economic remediation and compensation programs, among other obligations.

In order to implement the projects approved under the signed agreements, Samarco is obliged to finance the Fundação Renova based on the amounts required for such projects annually. Samarco has primary responsibility for complying with the financial contributions of the Fundação Renova, with Vale and BHPB having subsidiary responsibility in proportion to the 50% interest, only when Samarco is unable to fulfill its obligations.

In April 2021, Samarco announced the request for Judicial Recovery ('RJ') and in September 2023 a consensual restructuring plan ('Plan') was approved, which establishes the parameters for debt restructuring. Before the Plan, the Company made contributions directly to Renova on behalf of Samarco and, therefore, deducted in the calculation of its income tax, in accordance with Brazilian tax legislation. The Plan provides for limits for Samarco to honor repair obligations, subject to the Company's payment capacity. Additional cash demands from the Renova Foundation or related to other repair obligations that exceed such limits will be carried out by the shareholders, Vale and BHPB, in proportion to their participations. directly to the Renova Foundation or through capital contributions to Samarco. Thus, there was a change in the way of making contributions to the Renova Foundation.

The main impacts in 2023 resulting from the collapse of Samarco's Fundão dam are summarized below:

- *Impact on the income statement*: There was an addition to the provision related to the Samarco dam failure in the amount of R$5,841 million, resulting from the review of the estimates of outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure. Additionally, the Company's result was also impacted by the reversal of the total balance of deferred tax assets in the amount of R$5,468 million, as the Company will no longer be able to deduct future payments from its income tax, as capital contributions are not deductible for calculation in Brazil.

- *Impact on the balance sheet*: The total amount of provisions recognized in the balance sheet as of December 31, 2023, was R$21,431 million, of which R$20,371 million are related to the reparation and compensation programs of Fundação Renova and R$1,060 million refer to the de-characterization of Germano dam.

For more information, see note 26 of Vale's consolidated financial statements.

2.5. Non-gaap measures

a. inform the value of the non-gaap measures

The Company uses the adjusted EBITDA from the continuing operations, the net debt and the expanded net debt as means of non-gaap measures.

	Year ended December 31,	
	2023	2022
		In millions of R$
Adjusted EBITDA from continuing operations	89,406	102,057
Net debt	46,279	41,299
Expanded net debt	78,249	73,783

b. carry out the conciliation between the values announced and the values of the audited financial statements

Adjusted EBITDA from continuing operations

The Company calculates the adjusted EBITDA from the continuing operations according to the terms of Resolution CVM no. 156/2022.

	Year ended December 31,	
	2023	2022
	In millions of R$	
Net income from continuing operations attributable to Vale shareholders	**39,940**	**86,106**
Net income attributable to noncontrolling interests	614	413
Net income from continuing operations	**40,554**	**86,519**
(+) Depreciation, amortizations and depletion	15,300	16,386
(+) Income taxes	15,000	15,185
(+) Financial results, net	9,718	(11,378)
EBITDA from continuing operations	**80,572**	**106,712**
Equity results and other results in associates and joint ventures	5,434	(1,616)
Dividends received and interest from associates and joint ventures[1]	1,010	794
Impairment and disposals (impairment reversal) of non-current assets[2]	2,390	(3,833)
Adjusted EBITDA from continued operations	**89,406**	**102,057**

(1) Excludes the receipt of dividends in the amount of R$360 million in the fiscal year ended on December 31, 2023, upon the completion of the CSP sale.
(2) Includes adjustments of R$1,073 million in the fiscal year ended on December 31, 2023, to reflect the performance of streaming transactions at market quotation prices.

Net debt and expanded net debt

	Year ended December 31,	
	2023	2022
		In millions of R$
Gross debt	60,375	58,341
Leases	7,029	7,989
Gross debt and leases [1]	**67,404**	**66,330**
(-) Cash and cash equivalents	(17,474)	(24,711)
(-) Short term financial investments	(250)	(320)
(-) Net cash PTVI	(3,401)	-
Net debt	**46,279**	**41,299**
(+) Exchange swaps [2]	(3,215)	(1,100)
(+) Liabilities related to Brumadinho [3]	14,814	17,282
(+) Liabilities related to associates and joint ventures [3]	20,371	16,302
Expanded net debt	**78,249**	**73,783**

(1) Includes the values presented in the current liabilities and non-current liabilities and leases.
(2) Refer to the asset derivatives and liability derivatives, net, related to the risk of exchange and interest rates.
(3) Includes the values presented in the current liabilities and non-current liabilities related to Renova Foundation's repair and compensation programs - related to Brumadinho.

c. explain the reason why such measurement is understood as the most appropriate for the correct understanding of its financial condition and the result of its operations

The management bodies responsible for making operational decisions, about resource allocation and performance evaluation, including the Executive Committee, statutory body of ordinary management and representation of the Company, and the Board of Directors, use the adjusted EBITDA from continuing operations as a performance measurement.

The adjusted EBITDA from continuing operations correspond to the Company's operating income or loss added by the dividends received and the interest from associates and joint ventures, excluding (i) depreciation, depletion, and amortization and (ii) impairment and disposals of non-current assets. The Adjusted EBITDA of continuing operations represents an approximate measure of the Company's cash generation because it excludes non-recurrent and non-cash effects.

The Company also evaluates the net debt and the expanded net debt with the assumption purpose of ensuring the continuation of its business on the long term. The Company has adopted the concept of expanded net debt for the management of its liquidity and cash flow, which considers, in addition to

liabilities assumed with financial institutions, also the obligation to provide cash to third parties out of its regular operating process, more specifically the liabilities concerning the events of Brumadinho, Samarco and Fundação Renova.
The Company presents the Net debt and the Expanded net debt as an additional information, which must be considered together with other measurements and indexes for a better understanding of the Company's performance and financial conditions.

The adjusted EBITDA, the Net debt and the Expanded net debt are not measurements acknowledged by the accounting practices adopted in Brazil ("BRGAAP") or by the IFRS, issued by the IASB, and do not represent the cash flow for the periods presented and must not be considered as replacement for the net income, as indexes for operating performance or as replacement for the cash flow, as an index of the Company's liquidity. These measures have no standard meaning and may not be compared with similar measurements adopted by other companies.

2.6. Subsequent event of the last financial statements

The Company's consolidated financial statements related to the year ended December 31, 2023, were approved by the Company's Board of Directors, and issued on February 22, 2024. The following subsequent events are disclosed in the Company's consolidated financial statements, according to the terms of the rules provided in the Accounting Pronouncements CPC 24, approved by the Resolution CVM no. 105/2022:

· **Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. ("Anglo American Brasil")** – In February 2024, the Company entered into an agreement with Anglo American plc for the acquisition of 15% interest in Anglo American Brasil, company that currently owns the Minas-Rio complex ("Minas-Rio"), in Brazil. Under the terms agreed, Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of R$762 million (US$157.5 million), subject to net debt and working capital variation adjustments at the closing date. Additionally, depending on the future iron ore prices, there may be an adjustment in the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statements accordingly. Following completion of the transaction, Vale will receive its pro-rata share of Minas-Rio production and the Company will also have an option to acquire an additional 15% shareholding in Minas-Rio. The option will be exercised at fair value, calculated at the time of exercise. The closing of the transaction is subject to the usual conditions precedent and expected to occur in 2024. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

· **Additional shareholders remuneration** – During 2023, the Company paid dividends and interest on capital to its shareholders in the amount of R$27,759 million. On February 22, 2024, the Board of Directors approved interest on capital to its shareholders in the amount of R$11,722 million. The total amount was approved as dividends and recorded in equity as "Additional remuneration reserve". The payment is expected in March 2024.

· **Judicial decision on collective moral damages** – In January 2024, the 4th Federal Lower Civil Court of Belo Horizonte issued a judicial decision requiring the payment of collective moral damages in the amount of R$47.6 billion (the effect for Vale would be 50% of this amount), subject to monetary adjustments from the date of the decision and interests from November 2015. The Company is defending itself and believes the likelihood of loss in relation of the merits of these proceedings is possible, however, the likelihood of loss in the alleged amount is assessed as remote.

· **Notification from the Ministry of Transport** – In January 2024, the Company was notified by the Brazilian Ministry of Transport related to the asset base of the railway network which, in the understanding of the Ministry of Transport, should be amortized until the end of the concession and should not reduce the value of the grant. The Ministry of Transport required that the Company present measures to compensate the public power for any indemnification of assets framed in this notification. The Company has presented its arguments and understands that the provisions recorded are adequate to comply with the obligations related to the concession.

.7. Income destination

	Year ended December 31,		
	2023	2022	
	In millions of R$		*Variation in %*
Net income of the year	**39,940**	**95,924**	**(58.4)**
Appropriation to legal reserve	-	(1,387)	(100.0)
Appropriation to tax incentive reserve	(4,505)	(5,818)	(22.6)
Net income after appropriations to legal reserve and tax incentive reserve	**35,435**	**88,719**	**(60.1)**
Minimum remuneration to shareholders	10,422	23,428	(55.5)
Additional shareholders' remuneration	19,610	2,265	765.8
Total remuneration to shareholders	**30,032**	**25,693**	**16.9**
Appropriation to statutory reserve	5,403	44,359	(87.8)
Appropriation to retained earnings reserve	-	18,667	(100.0)

a. rules about profit retention

Pursuant to articles 39 and 40 of the Company's Bylaws, after the constitution of the legal reserve, the proposal for profit distribution must consider the constitution of the (i) reserve for tax incentives, to be constituted according to the legislation in force; and the (ii) statutory reserve for investments, with the purpose of ensuring the maintenance and the development of the core activities that compose the Company's corporate purpose, in an amount not higher than 50% of the distributable net income up to the maximum limit of the Company's share capital.

b. rules about dividend distribution

Pursuant to article 41 of the Company's Bylaws, at least 25% of the annual net income, adjusted according to the law, must be assigned to the payment of dividends.

Pursuant the article 5th, §5th, of the Company's Bylaws, the shareholder owner of preferential shares of the special class is entitled to participate in the dividend to be distributed calculated in the form of Chapter VII of the Company's Bylaws, according to the following criteria: (a) priority in receiving the dividends corresponding to (i) at least 3% of the equity value of the share, calculated based on the financial statements considered that were used as reference for the payment of the dividends or (ii) 6% calculated on the portion of the capital composed by this kind of share, which is the higher among them; (b) right to participate in the net income distributed, in equal conditions as with the ordinary shares, after being guaranteed a dividend equal to the minimum priority established pursuant "a"; and (c) right to participate in eventual gratifications, in equal conditions as with the ordinary shares, observed the priority established for the distribution of dividends.

c. periodicity of the dividend distribution

The Shareholders Remuneration Policy in force establishes that the shareholder remuneration is composed by two half-yearly payments, the first one in September of the current year and the second in March of the subsequent year, and that the Board of Directors can decide about additional remuneration, through the distribution of extraordinary dividends.

During the reporting year of 2023, the Company paid dividends and interest on capital to its shareholders in the amount of R$27,759 million, of which R$20,575 million refer to the year 2023 and R$7,184 million refer to the year 2022.

d. eventual restrictions for the distribution of dividends set forth by the legislation or special regulation applicable to the issuer, as well as contracts and legal, administrative or arbitral decisions

There is none.

e. if the issuer has a formally approved policy for the destination of income, it must inform the agency responsible for the approval, the date of the approval and, should the issuer disclose the policy, locations in the worldwide computer network where the document can be consulted
The Company's Shareholders Remuneration Policy was approved on March 29, 2018, by the Board of Directors, and is made available in the Company's *website* (www.vale.com/web/esg/policies-and-corporate-documents) and in the CVM's *website* (www.gov.br/cvm).

2.8. Relevant items not disclosed in the financial statements

a. the assets and liabilities held by the issuer, directly or indirectly, which were not included in its balance sheet (*off-balance sheet items*), such as:

i. portfolios of acquitted receivables on which the entity has neither substantially withheld nor transferred the risks and benefits of the ownership of the transferred asset, indicating the respective liabilities

There are no portfolios of written off receivables on which Vale maintains risks and responsibilities that are not included in the Company's consolidated financial statements.

ii. contracts of future purchase and sale of products or services

There are no contracts of future purchase and sale of products or services that are not included in the Company's consolidated financial statements.

iii. contracts of constructions not finished

There are no contracts of constructions not finished that are not included in the Company's consolidated financial statements.

iv. contracts of future receivables from financing

There are no contracts of future receivables from financing that are not included in the Company's consolidated financial statements.

b. other items not highlighted in the financial statements

There are no other items not highlighted in the Vale financial statements.

2.9. Comments regarding not disclosed items

a. how such items change or might change the revenue, the expenses, the operating income, the financial expenses or other items of the issuer's financial statements

Not applicable, according to item 2.8 of this Reference Form. The Company does not expect relevant effects from operations not highlighted in the consolidated financial statements which might change the revenue, the expenses, the operating income, the financial expenses or other items of the Company's financial statements.

b. nature and purpose of the operation

Not applicable, see item 2.9.a above.

c. Nature and amount of the obligations undertaken and of the rights generated on behalf of the issuer arising from the operation

Not applicable, see item 2.9.a above.

2.10. Business plan

a. investments, including:

i. quantitative and qualitative description of the investments in progress and of the foreseen investments:

The Company's capital investments, including growth and sustaining, totaled US$5.9 billion in 2023, with US$1.7 billion invested in growth projects and US$4.3 billion in sustaining projects. The investments were 8.7% higher than 2022 investments, mainly due to increased investments in the iron ore projects Serra Sul 120, Capanema, and duplication of the Tocantins bridge.

	Investments [1] in	
	2023	2022
	In millions of US$	
Growth projects	1,651	1,587
Sustainning projects	4,269	3,859
	5,920	**5,446**
Total investment by business area		
Iron Ore Solutions	3,758	3,102
Energy Transition Metals	1,968	1,859
Others	194	485
	5,920	**5,446**

(1) Executed capital expenditures comprise the sum of cash outflows.

The investment budget for 2024 is estimated at US$6.5 billion, driven by the progress on the Serra Sul 120, duplication of the Tocantins bridge and Capanema iron ore projects in Brazil.

The following table sets forth total expenditures in 2023 for the main investment projects and expenditures budgeted for these projects in 2024, together with estimated total expenditures for each project and the actual or estimated start-up date of each project as of December 31, 2023.

		CAPEX executed		CAPEX expected	
Projets [1]	Actual or estimated start-up	2023 [2]	Total executed [3]	2024 [4]	Total expected [5]
					In millions of US$
Iron Ore Solutions					
Northern System 240 Mt Program	2S24	119	643	87	772
Gelado	2S22	250	39	37	428
Briquetes Tubarão	1S24	133	240	27	256
Capanema Maximization	2S24	251	392	176	913
Serra Sul + 20 Mtpa	2S26	473	915	460	1,548
Energy Transiton Metals					
VBME	2S24	435	2,466	224	2,940 [7]
Salobo III	1S23	120	1,077	23	1,128
Onça Puma 2nd furnace	1S25	85	100	194	555

(1) Projects approved by the Board of Directors.
(2) Executed capital expenditures comprise the sum of cash outflows.
(3) Total executed CAPEX through December 31, 2023, including capital expenditures in prior periods.
(4) Figure presented corresponds to investment guidance for capital expenditure in 2024 of approximately US$6.5 billion.
(5) Estimated total capital expenditures cost for each project, including capital expenditures in prior periods. Total expected CAPEX includes expenses, in line with the budget approved by the Board of Directors.
(6) Change in the nomenclature of the Serra Sul 120 Project to Serra Sul +20 Mtpa.
(7) The total capex was revised in February 2024, mainly due to required changes to mine design.

The main investment projects are described in more detail below:

The **Northern System 240 Mt Program**, approved in December 2018 by the Board of Directors, will expand the production capacity of the S11D and the logistics of the North System in 10 Mtpy. In the S11D, all manufacturing and delivery was completely completed, and part of the new circuits is already being tested with load. The 3rd loading silo is in the final stages of assembly and testing, with a ramp up scheduled for the first half of 2023. Regarding the logistics scope, the railroad was awarded the Installation License that was pending, thus allowing the implementation of the 13 Km foreseen for the conclusion of the project, expected for the first semester of 2024. The works at the Ponta da Madeira Maritime Terminal were completed in the second half of 2023.

The **Gelado** project, approved in September 2018 by the Board of Directors, will recover approximately 98 Mtpy of pellet feed with high iron content in the Complex of Carajás, to feed the pellet plant of São Luís. The project has reached a physical advance of 99.8%, and the *start-up* took place in the second semester of 2022.

Regarding the project **Briquettes Tubarão,** in December 2020, the Company approved the conversion of the pelletizing plants 1 and 2 into iron ore briquetting plants. The initial production capacity will be of approximately 6 million tons a year. The operation of the 1st plant started in November 2023 and the 2nd plant is scheduled to start in June 2024, with a total investment of US$297 million.

The original **Capanema** project was replaced in July 2022 by the **Capanema Maximization** project with an installed capacity of 17.8 Mtpy of natural moisture *sinter feed*, added to the production of Timpobeba, totaling 26 Mtpa, and US$913.4 million in multi-annual investments. The project will allow the Timbopeba plant to process a total de 26 Mtpa. The scope of the project considers mine equipment, primary crushing, secondary and tertiary crushing and screening and a new long-distance conveyor with 8.2 km connecting the Capanema mine to the Timbopeba plant. The *start-up* is expected for the first semester of 2025.

The **Serra Sul +20 Mtpa** project was approved by the Board of Directors in August 2020. The project consists of increasing the capacity of the S11D mine-plant by +20 Mtpa. The Serra Sul +20 Mtpa will create an important buffer of productive capacity, ensuring greater operational flexibility to face eventual production or licensing restrictions in the North System. The project includes, among other measures: (i) the opening of new mining areas; (ii) the duplication of the existing long-distance conveyor belt; (iii) the implementation of new processing lines in the plant; and (iv) expansion of storage areas. The project has total multi-year investments of US$1.5 billion and its operation is scheduled to start in the second half of 2025.

The **expansion project of the Voisey's Bay underground mine ('VBME')** is expected to extend the useful life of the Voisey's Bay mine and increase the estimated annual production to about 45 Kt of nickel and 20 kt of copper. The VBME will replace the existing production of the Voisey's Bay open pit mine, being recorded as an operational maintenance investment for the purposes of the Shareholders' Remuneration Policy. In the second quarter of 2021, the Company achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. The start of operation of the second deposit, Eastern Deeps, occurred in the second half of 2022. The project has 92% of physical progress completed, including not only the two mines mentioned above, but also important surface assets (with emphasis on the Paste System, delivered during 2023).

The **Salobo III** copper project, approved in October 2018 by the Board of Directors, is a brownfield expansion of the Salobo operations, increasing processing capacity. The project covers a third concentrator line and will use the existing infrastructure of Salobo. The average additional annual production of Salobo III will be 33kt Cu and 1t (34.3 koz) Au over the entire life of the mine, with an additional 423kt Cu and 14t Au (446 koz) in the first 10 years. The start of operations of the first and second lines of the project occurred in 2022 and 2023, respectively, and they are expected to reach their full capacity in the fourth quarter of 2024.

Approval of the **Onça Puma 2nd furnace** project with start-up expected in 2025, adding 15.2 ktpy (average of 10 years) of nickel to the Company's portfolio. The project leverages Onca Puma's existing infrastructure, and once complete is expected to decrease unit production costs for the overall Onca Puma complex by 15%.

Other projects

- The **Morowali** nickel project (formerly Bahodopi) in Indonesia was approved in July 2022 and is expected to start operations in 2025. The RKEF (Rotary-Kiln Electric Furnace) front of the project is a partnership between PT Vale Indonesia Tbk ("PTVI") and two Chinese partners with a capacity of 73 ktpa. PTVI owns 100% of the mine and 49% of the RKEF plant through a joint venture.

- In October 2023, the Board of Directors approved the development of the **Pomalaa** project mine for the construction of an HPAL project associated with PTVI's Pomalaa nickel resources. The Company expects the project to start operations in 2025 with a production capacity of up to 120 ktpa. Ford Motor Company signed a memorandum of understanding with PTVI and Huayou to join the Pomalaa nickel project to establish a three-party relationship.

- **Sol do Cerrado Solar Project**. This project was announced in December 2020 and included the construction of a photovoltaic complex, with an installed capacity of 766 peak megawatts ("MWp") in the municipality of Jaíba, in the state of Minas Gerais, Brazil. The solar generation, located in the Southeast region, also optimized the generation profile of the portfolio, which is based on hydroelectric generation. The project also included the implementation of a boosting substation, transmission line and connection bay at the Jaíba Substation, 230 kV, with contracts signed for connection to the Brazilian National Interconnected System. The implementation of the project required investments of approximately US$590 million. The complex produces approximately 193 average megawatts ("MWm") of energy for the Company's operations. In July 2023, the project reached its maximum generation capacity with the commercial operation of the last generating unit.

  · In May, a Memorandum of Understanding was signed with GravitHy, a French producer of Direct Reduction Iron ("DRI"), to jointly evaluate the construction of a briquetting plant located at the GravitHy DRI plant project in Fos-sur-Mer, France. The plant is expected to start production in 2027 with a DRI production capacity of 2 Mtpy.

ii. investment financing sources

The Company informs that the resources for the operations and investments are obtained, mainly, from the Company's operating cash flow, capital budgets, bank loans, financing obtained from financial institutions, in addition to the raising of resources in the capital market. In order to carry out investments, the Company will seek, at the right moment, the best capital structure for funding.

iii. relevant divestments in progress and foreseen divestments

Strategic partnership in the Energy Transition Metals segment – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma'aden and Saudi Arabia's Public Investment Fund, under which Manara Minerals will make an equity investment in Vale Base Metals Limited ("VBM"), the holding entity for Vale's Energy Transition Metals Business. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

As a result of both agreements, Manara Minerals and Engine No. 1 will hold a combined 13% equity interest in VBM for the consideration of approximately R$17 bilhões, which will be contributed to VBM thereby diluting Vale to an 87% equity interest. Therefore, the Company will retain control over VBM and as a result this agreement will be accounted for in the Company's equity. The closing of the transaction is expected to take place in 2024, subject to conditions precedent, including the approval of the usual authorities.

PT Vale Indonesia Tbk ("PTVI") – PTVI has a Contract of Work with the government of Indonesia to operate its mining licenses, expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

On February 26th, 2024, Vale Canada Limited ("VCL") signed a Definitive Agreement with PT Mineral Industri Indonesia ("MIND ID") and Sumitomo Metal Mining Co., Ltd. ("SMM") regarding the divestment obligation of approximately 14% in PTVI. Therefore, MIND ID will become PTVI's largest shareholder, holding approximately 34% of the issued shares, with the Company and SMM holding approximately 33.9% and approximately 11.5%, respectively. Approximately 20.6% will continue to be held by the public

on the Indonesia Stock Exchange.

For its stake, VCL will receive approximately US$160 million upon closing of the transaction, which is expected to happen before the end of 2024, after the satisfaction of customary closing conditions.

Thus, Vale will lose control over PTVI and will treat the investment held in PTVI through the equity method due to the significant influence it will retain on PTVI.

In addition, due to the current stage of this transaction, this investment was classified as an asset held for sale as it meets the "highly probable" criterion as defined in IFRS 5 – *Non-current Assets Held for Sale and Discontinued Operations*. As the fair value of PTVI is higher than the carrying value, no impairment loss was recorded in the income statement for the year ended December 31, 2023.

Therefore, at the closing of the transaction, the Company will recognize impacts resulting from (i) derecognition of net assets due to the deconsolidation of PTVI; (ii) derecognition of the non-controlling interest due to the deconsolidation of PTVI; (iii) remeasurement of the retained interest in the investee at the fair value; and (iv) reclassification of the accumulated translation adjustments, recorded in equity, to the income statement.

b. if already announced, indicate the acquisition of plants, equipment, patents or other assets that can materially influence the issuer's productive capacity

No acquisition of plants, equipment, patents or other assets that can materially influence the Vale productive capacity has already been announced.

c. new products and services, pointing out: (i) description of the researches in progress already announced; (ii) total amount of the expenditures of the issuer on research for the development of new products or services; (iii) projects under development already announced; and (iv) total amount of the expenditures of the issuer on the development of new products or services

Iron Ore Briquette. Vale continuously assesses the needs the market's and its clients' needs concerning products and services. To meet the growing demand for products that minimize carbon emissions in the steel-making process, Vale is promoting a portfolio of high-quality products and innovative technologies, such as high-quality iron ore pellets, pellet feed, and sinter feed. Vale is also developing new products for direct loading into blast furnaces and direct reduction reactors, working with partners to provide low-carbon solutions.

The Company believes that its capacity to offer the clients a complete iron ore solution and that the quality of its products are significant advantages to help improve its competitiveness regarding its competitors, which can be in a more convenient geographical localization.

In 2021, Vale announced a new product, the iron ore briquette, developed by the Company for almost 20 years, is an agglomerate that enables the replacement of the sintering or pelletizing phase, a coal-intensive stage, in the steelmaking process. Thereby, the potential for reducing greenhouse gas emissions ("GHG") can reach up to 10% during customers' steel production processes. Briquettes are produced from agglomeration at low temperatures using a technological binder solution, which provides high mechanical resistance to the final product. In this sense, the briquette production process requires less energy consumption, which generates lower GHG emissions when compared to traditional agglomeration processes (pelletization and sintering). The product also reduces emissions of particulates and gases such as sulfur dioxide (SOX) and nitrogen oxide (NOX), as well as eliminates water use in its production. The briquette production process can also be converted to alternative fuels, such as hydrogen, to reduce GHG emissions further.

During 2022, the product was fully tested on an industrial scale and validated in different blast furnaces of the Company's customers, proving to be an adequate solution for replacing conventional agglomerated products. This product was also tested for the direct reduction route, which is deemed to have lower emissions than the blast furnace route. In 2023, the world's first iron ore briquette plant was inaugurated at the Tubarão Unit in Vitória (ES)

d. opportunities inserted in the business plan of the issuer related to ESG questions

The Company is committed to integrate sustainability into its business by means of an encompassing approach, based on systematic planning and execution, giving priority to the management of risks and impacts, and seeking a positive social, economic, and environmental legacy in the places where Vale operates.

Vale's business plan is aligned with the Company's ambition to be a global reference in practices that minimize negative impacts and leverage positive results for nature and people. In this sense, there are investment opportunities in research for biodiversity conservation, as well as in the development of new technologies that support fire prevention and other risks, such as the "PrevisIA" tool, and impact businesses for biome recovery. With this objective, the "Biomes" initiative was launched in 2022, a partnership between Vale and other large companies to restore and protect 4 million hectares of native forests in different Brazilian biomes over 20 years. Another area of opportunity is related to the circular economy and waste reuse. In this sense, in 2023, the company Co-log Logística de Coprodutos S.A. (Agera) was launched to develop and expand the sustainable sand business. This sand is produced from the treatment of waste resulting from iron ore operations in the state of Minas Gerais. The product, which started production in 2021 after seven years of research, serves as a substitute for naturally extracted sand. Since its creation, approximately 1.9 million tons have been supplied to the civil construction sector and road paving projects.

In the climate agenda, the opportunities are associated with energy transition and the agenda of the steel industry de-carbonization. Vale is engaged with its main clients (that represent around 50% of the emissions of the Company's Scope 3) for the development of solutions that minimize CO_2 emissions. The Company has also signed three agreements in the Middle East to develop Mega Hubs intended to promote low-carbon solutions for the steel industry.

Vale is committed to positively impacting society by investing in socioeconomic actions and projects focused on community development. The company invests in actions that contribute to education, health, and job and income generation, among others, and in 2023, it invested approximately US$ 81 million in initiatives related to these themes in the regions where it operates.

Vale's health actions are guided by the United Nations' Sustainable Development Goal (SDG) 3: Ensure healthy lives and promote well-being for all at all ages. The main objective is to strengthen basic or primary health care and social assistance. Through the Vale Foundation, we work on health promotion in partnership with health and social assistance secretaries and social organizations through technical cooperation and equipping units used by the population. Vale's education actions (SDG 4) are mainly focused on relationships with communities and medium and long-term structuring and strategic actions.

Vale carries out various income generation and socio-productive inclusion initiatives with communities, guided by SDG 8 - Decent Work and Economic Growth. Currently, 97% of operations have an established relationship process with local communities. Of the 177 communities considered a priority for engagement in Brazil, 88% were served by Relationship Plans, which involve various income generation projects. We are committed to serving 100% of priority communities with plans by 2026.

In 2021, Vale made a commitment to support the exit of half a million people from extreme poverty by 2030. The initiative is connected with SDG 1, Eradication of Poverty, and is carried out mainly in partnership with civil society organizations, the public sector, and other companies. In 2023, the practical implementation of the methodology involving 30,000 people was started, mainly in Pará and Maranhão.

As a socioeconomic contribution, the company generates 234,566 direct jobs globally. In addition, in 2023, Vale's percentage of local purchases, considering as local the purchases made within the states/provinces of the operations that made the purchase, was 55%.

The main actions taken or announced up to this moment, which generate or will generate direct impact on Vale, are presented in note 2 of the Company's consolidated financial statements. Other initiatives are described on the Report of the Management and on the Integrated Report, or both, as well as the financial statements, available in the Company's *website* (www.vale.com/announcements-results-presentations-and-reports).

2.11. Other factors that have relevant influenced on operating performance

There are no other factors that occurred in the last fiscal year that materially influenced the Company's operating performance and that have not been identified or commented on in the other items of this section.

EXHIBIT II - Allocation of Net Profit – Fiscal year ending on December 31, 2023

1. Inform net income for the fiscal year
Net income for the year was R$ 39,939,513,519.28.

2. Inform overall amount and the value per share of dividends, including prepaid dividends and interest on shareholders' equity already reported
The anticipated amount of dividends and interest on equity for the year was R$30,031,194,800.00, representing R$6.987287967 per share of Special Class Preference Shares and per share of Common Shares outstanding.

3. Inform net income percentage for the distributed fiscal year
75.19% of net income for 2023 fiscal year.

4. Inform overall amount and value per share of dividends distributed based on income from previous fiscal years
In 2023, we did not distribute profits from prior years.

5. Inform compensation for the fiscal year 2023, less advanced dividends and interest on the shareholder's equity already declared.
On February 22, 2024, the Board of Directors approved the distribution of compensation to shareholders in the form of dividends, in the amount of R$ 11,721,894,000.00. There is no proposal to approve dividends or interest on equity at the Annual General Meeting.

a. The gross amount of dividends and interest over shareholders' capital, separately, per share of each type and class

Shareholders Remuneration				
	Resolution Date by Board of Directors	Date of payment	Value per share ON and PN in R$	Amount in RS
Dividends	February 22,2024	March 19,2024	2.738617408	11,721,894,000.00

b. The payment form and term for dividends and interest over shareholders' capital
The dividend declared on February 22, 2024, will be paid in full on March 19, 2024.

c. Eventual incidence of update and shares on dividends and interest over shareholders' equity
Not applicable.

d. Declaration date for payment of dividends and interest on stockholders' equity considered for identification of shareholders which will be entitled to receipt
All shareholders holding shares issued by Vale at the close of business of B3 S.A. – Brasil, Bolsa, Balcão ("B3") on March 11, 2024 ("cut-off date B3") and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business in New York Stock Exchange ("NYSE") on March 13, 2024 ("Record Data NYSE") shall be entitled to the full compensation mentioned. Thus, Vale's shares and ADRs will be traded ex-rights at B3 and NYSE as of March 12, 2024.

6. In case of statement of dividends or interest on equity based on profits calculated on half-yearly balance sheets or shorter periods.
a. Inform the amount of dividends or interest over stockholders' capital already reported
b. Inform the dates of respective payments

Shareholders Remuneration				
	Resolution date by Board of Directors	Date of Payment	Value per class of share ON e PN in R$ (is gross up with the income tax)	Total amount in R$ (is gross up with the income tax)
Interest on capital	July 27, 2023	September 01, 2023	1.917008992	8,276,500,800.00
Interest on capital	October 26, 2023	December 01, 2023	0,765770758	3,295,000,000.00
Dividends	October 26, 2023	December 01, 2023	1.565890809	6,737,800,000.00
Total			**4.248670559**	**18,309,300,800.00**

7. Provide comparison table indicating the following amounts per share of each type and class:
a. Net gains for the fiscal year and 3 (three) previous years

	2023	2022	2021	2020
Gains per preferred shares (PN share)	R$ 9.15	R$ 20.67	R$ 24.18	R$ 5.21
Gains per commom shares (ON share)	R$ 9.15	R$ 20.67	R$ 24.18	R$ 5.21

b. Dividends and interest over stockholders' capital distributed in the last 3 (three) previous exercises

	2022	2021	2020
Dividends per preferred and common share	R$ 3.860326470	R$ 14.106166095	R$ 4.840274705
Interest on stockholder's equity per common and preferred shares (gross tax income value)	R$ 1.831388917	-	R$ 1.833081430

8. In case of allocation of income to the statutory reserve
a. Identify amount allocated to the statutory reserves
In December 2022, the legal reserve reached the limit of 20% of the share capital, for which reason there is no amount of income earmarked for the legal reserve, in accordance with the heading of article 193 of law 6.404.

b. Breakdown the legal reserve calculation form
As mentioned in item "a", the legal reserve reached the limit of 20% of the share capital in 2022.

9. If the company has preferred shares entitled to fixed or minimum dividends
a. Describe the calculation forms of fixed or minimum dividends
As per Article 5, §5 of the Articles of Incorporation, the holder of the golden shares shall be entitled to take part in the dividends to be distributed calculated in the form of Chapter VII, according to the following criterion: a) priority in receiving dividends mentioned in §5 corresponding to (i) at least 3% (three percent) of the equity value of the share, calculated based on the financial statements that were used as reference for the payment of the dividends or (ii) 6% (six percent) calculated on the portion of the capital constituted by that
share class, whichever is greater; b) the right to participate in distributed profits, under equal conditions with the common shares, after having secured a dividend equal to the minimum priority established in accordance with item "a" above; and c) the right to participate in any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.

b. Inform if net income for the year is sufficient for full payment of fixed or minimum dividends.
The gains for the year are sufficient for full payment of fixed or minimum dividends.

c. Identify if eventual unpaid share is cumulative
Not applicable.

d. Identify the global amount of fixed or minimum dividends to be paid to each preferred share class

On December 31, 2023, the reference value for the minimum annual dividend of the preferred golden shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$ 10.61; or (b) R$ 17.52 over 3% of the net equity of the preferred golden share.

e. Identify fixed or minimum dividends to be paid per preferred share of each class
The reference value for the minimum annual dividend for the preferred shares of the Special Class is R$0.884400000 per preferred share of the Special Class, corresponding to 6% of the portion of the capital represented by such share; or R$1.460103170 per preferred share of the Special Class, corresponding to 3% of the net equity of the share, whichever is greater. Therefore, as a result of the distributions mentioned in item 6 above, the holder of the Special Preferred Shares has already received the minimum mandatory dividend for 2023 in the gross amount of R$ 6.987287967 per share, which is higher than the reference value indicated here.

10. Regarding mandatory dividends
a. Describe the calculation form provided in the by laws
Pursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249 of December 26, 1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred golden shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends.

b. Inform if it is being paid in full
As described in item 6, the Board of Directors has decided to pay an amount higher than the minimum mandatory dividend in 2023.

c. Inform the amount eventually withheld
Not applicable.

11. In case of withholding of mandatory dividends due to company's financial situation
Not applicable.

12. In case of allocation of results for contingency reserves
Not applicable.

13. In case of allocation of results for unrealized revenue reserves
Not applicable.

14. In case of allocation of results for statutory reserves
a. Describe statutory clauses which established the reserve
Pursuant to Article 40, item II of the Bylaws, the proposal for the distribution of net income must take into account the establishment of an investment reserve to ensure the maintenance and development of the principal activities that constitute the corporate purpose of the Company, in an amount not exceeding 50% (fifty percent) of the distributable net income up to the maximum limit of the Company's share capital.

b. Identify amount allocated to the reserve
The amount allocated to the Investment Reserve is R$ 5,403,295,172.91
c. Describe how the amount was calculated
The amount was calculated based on studies that show the future cash generation of the Company, considering that it ensures the needs for maintenance and the development of its core activities, after allocating the dividends specified in the shareholder remuneration policy. In this year, following these analyses, the determination of the amount of R$ 5,403,295,172.91

represents 15.25% of the distributable net income for the period, within the established limit for the creation of this statutory reserve.

15. In case of withheld earnings stipulated in capital budget
Not applicable.

16. In case of allocation of income to the tax incentive reserve
R$ 4,505,023,546.37, equivalent to the total income tax which Vale benefitted from, due to the following incentives in the SUDAM area: (a) R$ 4,141,160,508.10 as tax benefit to reduce income tax for the base year of 2023, (b) R$ 351.532.361,63 as a reinvestment tax benefit for the base year of 2023, and (c) R$ 12,330,676.64 as an addition to the tax benefit for the fiscal year of 2022.

b. Explain the nature of destination
Vale is the beneficiary of a reduction in the income tax calculated on the exploration profit, granted by SUDAM (Amazon Development Superintendency) in accordance with the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 relating to the tax incentive granted to the extraction of iron ore in Pará, (b) Constitutive Report No. 074/2014 regarding the tax incentive granted to the extraction of Iron Nickel in the State of Pará, and (c) Constitutive Report No. 12/2018 relating to the tax incentive granted to the extraction of Copper Concentrate in the State of Pará.

Vale also benefits of the reinvestment that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM. As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital or compensate losses.

EXHIBIT III – Information on the Fiscal Council's nominees

1. Nominees by shareholder Cosan Oito S.A.

São Paulo, February 21st of 2024

To **VALE S.A.** ("Company").

Praia de Botafogo, n° 186, rooms 501 to 1901, Botafogo - Rio de Janeiro (RJ) – Zip Code: 22250-145.

A/C **Mr. Gustavo Pimenta** – Executive Vice President of Finance and Investor Relations.

Subject: Ordinary General Meeting of 2024 - Indication of Fiscal Council Member and Alternate Member.

COSAN OITO S.A., registered with the taxpayer number ("CNPJ/ME") 43.874.376/0001-38, with address in the City of São Paulo, State of São Paulo, in Brigadeiro Faria Lima Street, no. 4100, 16th floor, room 07, Itaim Bibi, Zip Code 04538-132, hereby, owner of 220.366.700 (two hundred and twenty million, three hundred and sixty six thousand and seven hundred) common shares issued by Vale S.A., representing aproximately 4,85% of its equity capital and under the condition of Vale S.A.'s minority shareholder, INDICATES, the following candidates to run for a member and alternate member seat on the Company's Fiscal Council:

Member Nominee:

Paulo Clovis Ayres Filho, brazilian, married, civil engineer, bearer of identity card ("RG") no. 7956062, registered with the taxpayer number ("CPF/ME") 049.925.178-46, with address in the City of Rio de Janeiro, State of Rio de Janeiro, in Borges de Medeiros Street, no. 3407, apartment 102, Lagoa, Zip Code 22470-001. Mr. Paulo Clovis Ayres Filho is graduated in civil engineering by the Polytechnic School of the University of São Paulo and in Economy by the Faculty of Economy of the University of São Paulo. Paulo Ayres held a number of roles at the British American Tabacco company, both in Brazil and UK, where he held duties from 1985 to 2019, going through areas like financial, controllership, treasury, investor relations, governance relations and auditing. He also held the position of CEO and was responsible for all company's global strategy. Now a days, he is an independant advisor and does not hold any other roles as a Fiscal Council or Board Member. Mr. Paulo has not had, in the last 5 (five) years, any: (i) criminal convictions, even without a final decision yet; (ii) convictions in an administrative proceeding from the

Interno

NG RL

Brazilian Securities and Exchange Commission (called "CVM"), even without a final decision yet; (iii) convictions under a formal decision, in a judicial or administrative proceeding that had him suspended or disabled in any commercial or professional activities. The administrator declares he is not considered a Political Exposed Person, under the applicable laws.

<u>**Alternate Member Nominee:**</u>

Guilherme José de Vasconcelos Cerqueira, brazilian, married, engineer, bearer of identity card ("RG") no. 58754896, registered with the taxpayer number ("CPF/ME") 919.801.277-00, with address in City of São Paulo, State of São Paulo, in Canário Street, no. 500, apartment 71, Moema, Zip Code 04521-002. Mr. Guilherme José de Vasconcelos Cerqueira is graduated in both mechanical engineering and economy by the State University of Rio de Janeiro, with a MBA certificate by COPPEAD. Since december of 1988, Mr. Guilherme José de Vasconcelos Cerqueira held a number of roles in the Shell Group, including Shell International Ltd. situated in London/UK, where he held management positions between may of 2004 and april of 2007. At Raízen S.A., he was responsible for the controlling area from april of 2011 to april of 2014, when he assumed the responsability for both financial and supplies areas, being held in the role of Financial and Investors Relations Director until may 2022. Since july, 22nd of 2022 up until today, he holds the position of Fiscal Council member of Raízen S.A. Mr. Guilherme has not had, in the last 5 (five) years, any: (i) criminal convictions, even without a final decision yet; (ii) convictions in an administrative proceeding from the Brazilian Securities and Exchange Commission (called "CVM"), even without a final decision yet; (iii) convictions under a formal decision, in a judicial or administrative proceeding that had him suspended or disabled in any commercial or professional activities. The administrator declares he is not considered a Political Exposed Person, under the applicable laws.

<u>We also request that Vale S.A. includes the present indications in the Distance Voting Ballots.</u>

Considerately,

DocuSigned by: Nilson Gomes — DocuSigned by: Rodrigo Araujo

COSAN OITO S.A.

Interno

Information in the terms of items 7.3 to 7.6 of the Reference Form (Formulário de Referência)

Name: Paulo Clovis Ayres Filho		**CPF: 049.925.178-46**		**Profession: Civil Engineer**		**Date of birth: 05/19/1959**	
Professional experience: Permanent Member (since May/2023) of Vale's Fiscal Council. **Main experiences in the last 5 years:** (i) Independent Alternate Member of the Fiscal Council of Rumo S.A. (since April/2023); (ii) various positions at British American Tabacco (Souza Cruz), in Brazil and in the United Kingdom, where he worked from 1985 to 2019, covering the financial area, controllership, treasury, investor relations, government relations and auditing, and where he also was responsible for the company's entire global strategy and CEO office; (iii) currently acts as an independent consultant and does not hold other positions on the Fiscal Council or board of directors. **Education:** Degree in Civil Engineering from the Polytechnic School of the University of São Paulo and in Economics from the Faculty of Economics of the University of São Paulo.							
Management Bodies:							
Management Body	**Election date**	**Term of office**	**Elective position held**	**Other positions and functions held in the issuer**	**Investiture date**	**Got elected by the controller**	**First term investure date**
Fiscal Council	04/28/2023	Until the 2024 Annual Shareholders' Meeting is held	Fiscal Council (Permanent Member) Elected by Minority Common Shareholders	N/A	04/28/2023	No	04/28/2023
Convictions		Description of the Conviction: N/A					
Family relations		The candidate stated that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the officers of Vale's direct and indirect controlling companies.					
Subordination, service, or control relationships		N/A					
Name: Guilherme José de Vasconcelos Cerqueira		**CPF:** 919.801.277-00		**Profession:** Engineer		**Date of birth:** 03/22/1964	
Professional experience: Alternate Member of Vale's Fiscal Council (since May/2023). **Main experiences in the last 5 years:** various positions in the Shell Group, including a stint at Shell International Ltd., in London/UK, where he held management roles between May 2004 and April 2007. At Raízen S.A. he was responsible for the controlling area from April 2011 until April 2014, when he assumed responsibility for the financial and supplies area, having remained in the position of Chief Financial Officer and Investor Relations Director until May 2022. He currently holds the position of Member of the Fiscal Council of Raízen S.A., since July 22, 2022. **Education:** Degree in Mechanical Engineering from the Federal University of Rio de Janeiro and in Economics from the State University of Rio de Janeiro, with an MBA from COPPEAD.							
Management Bodies:							
Management Body	**Election date**	**Term of office**	**Elective position held**	**Other positions and functions held in the issuer**	**Investiture date**	**Got elected by the controller**	**First term investure date**
Fiscal Council	04/28/2023	Until the 2024 Annual Shareholders' Meeting is held	Fiscal Council (Alternate Member) Elected by Minority Common Shareholders	N/A	04/28/2023	No	04/28/2023
Convictions		Description of the Conviction: N/A					
Family relations		The candidate stated that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the officers of Vale's direct and indirect controlling companies.					
Subordination, service, or control relationships		N/A					

2. Nominees by Caixa de Previdência dos Funcionários do Banco do Brasil (Portuguese version Only)

Previ - Indicados CF 2024

SERGIO MAURO GUIMARAES VIEIRA <smauro@previ.com.br>

Qua, 28/02/2024 18:33

Para:Vale RI <Vale.RI@Vale.com>
Cc:Luciana Oliveti <luciana.oliveti@vale.com>;GEPAR1 - Caixa Postal <gepar1@previ.com.br>

2 anexos (44 KB)
VALE - CFS - Ana Maria Loureiro Recart.pdf; VALE - CFT - Marcio de Souza.pdf;

[EXTERNAL E-MAIL]

Classificação: Interna

Prezados,

A Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, na condição de acionista da Vale S.A. indica os nomes abaixo para eleição no Conselho Fiscal em eleição que será realizada na Assembleia Geral Ordinária 2024.

Conselho Fiscal Titular – Márcio de Souza (recondução)
Conselho Fiscal Suplente – Ana Maria Loureiro Recart (recondução)

Os currículos dos indicados estão anexos. Favor informar se serão necessárias informações adicionais ou outros documentos.

Atenciosamente,

Previ

GEPAR - Gerência de Participações Mobiliárias
Praia de Botafogo, 501, 3º andar, Botafogo
Rio de Janeiro, RJ, CEP: 22250-040
E-mail: gepar@previ.com.br / smauro@previ.com.br
Sergio Mauro Vieira
Analista

7.3. Members and professional experience of the management and Fiscal Council

Name: Márcio de Souza		**CPF: 844.274.347-20**		**Profession: Banker and Economist**		**Date of birth: 05/06/1966**	
Professional experience: Permanent member of the Fiscal Council (since April/2022), and President of the Fiscal Council (since May/2022). **Main experiences in the last 5 years:** (i) Director of Administration (since June/2018), Data Processing Officer – DPO (since March/2020) and Executive Benefits Manager (December/2012 to May/2018) of Banco do Brasil Employees' Pension Fund – PREVI; (ii) Member of the Board of Directors (since August/2021) and Member of the Remuneration and Succession Committee (since September/2021) of Neoenergia; and (iii) Member of the Board of Directors (April/2019 to April/2021) and Member of the Audit, Risks and Ethics Committee (April/2019 to April/2021) of Embraer – Empresa Brasileira de Aeronáutica S.A. **Education:** Graduated in Law from the Catholic University of Petrópolis – UCP in 1989; MBA in Project Management from Fundação Getúlio Vargas – FGV in 2009; Specialization in Executive Development, from Insper – Institute of Education and Research, completed in 2017; CPA-20 Certification, by Anbima since 2014, Certification as a Manager with an emphasis on Administration, by ICSS – Institute of Certification of Social Security Professionals since 2016 and Certification with an Emphasis on Administration, by the Institute of Institutional Certification and Social Security Professionals since 2019.							
Management Bodies:							
Management Body	**Election date**	**Term of office**	**Elective position held**	**Other positions and functions held in the issuer**	**Investiture date**	**Got elected by the controller**	**First term investure date**
Fiscal Council	04/28/2023	Until the 2024 Annual Shareholders' Meeting is held	Chairman of the Fiscal Council Elected by Minority Common Shareholders	N/A	05/02/2023	No	05/02/2023
Convictions							
Type of Conviction: N/A		Description of the Conviction: N/A					
Family relations		The candidate stated that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the officers of Vale's direct and indirect controlling companies.					
Subordination, service, or control relationships		N/A					
Name: Ana Maria Loureiro Recart		**CPF:** 261.320.138-06		**Profession:** Lawyer		**Date of birth:** 06/04/1973	
Professional experience: Alternate member of Vale's Fiscal Council (since May/2023). **Main experiences in the last 5 years:** (i) Member of the Board of Directors of Statkraft Energias Renováveis S.A. (January/2021 to September/2023); (ii) Member of the Audit, Risks and Integrity Committee of Hospital Alemão Oswaldo Cruz (since April/2023); (iii) Member of the IBGC Board of Directors Committee (since February/2023); and (iv) Chief Financial and Investor Relations Officer of Gafisa S.A. (September/2018 to March/2019). **Education:** Graduated in Law from USP in 1998; Postgraduate MBA in Administration from Fundação Dom Cabral in 2007; LLM International Legal Studies at Washington College of Law in 2003; Post-MBA Advanced Boardroom for Women at Saint Paul University in 2016; Board Diversity Program by IBGC in 2021; Certified by IBGC as an Experienced Management Advisor (CCA+) and Audit Committee Member (CCoAud) and as GCB.D and CCB.D by the Global Competent Board – ESG and Climate & Biodiversity Programs.							
Management Bodies:							
Management Body	**Election date**	**Term of office**	**Elective position held**	**Other positions and functions held in the issuer**	**Investiture date**	**Got elected by the controller**	**First term investure date**
Fiscal Council	04/28/2023	Until the 2024 Annual Shareholders' Meeting is held	Fiscal Council (Alternate Member) Elected by Minority Common Shareholders	N/A	04/29/2023	No	04/29/2023
Convictions							
Type of Conviction: N/A		Description of the Conviction: N/A					
Family relations		The candidate stated that there is no marital relationship, common-law marriage or kinship relationship between them and (i) other officers of Vale; (ii) officers of the direct or indirect subsidiaries of Vale; (iii) direct or indirect controlling shareholders of Vale; and (iv) the officers of Vale's direct and indirect controlling companies.					
Subordination, service, or control relationships		N/A					

EXHIBIT IV. Information on the overall annual compensation of the Company's directors and members of the Fiscal Council

The overall annual compensation proposal is formulated based on market principles, within a global competitiveness perspective.

On March 8, 2024, the Company's Board of Directors deliberated on the proposal for the overall annual compensation of administrators (directors and members of the Executive Committee), members of the Advisory Committees to the Board of Directors and the Fiscal Council, relating to the fiscal year 2024, in the amount of R$ 223,051,847.88 (two hundred and twenty-three million, fifty-one thousand, eight hundred and forty-seven reais and eighty-eight cents), to be individualized by Vale's Board of Directors.

Th monthly remuneration of each acting member of the Fiscal Council must correspond to at least 10% (ten percent) of the fixed remuneration that, on average, is attributed, monthly, to each member of the Executive Committee, benefits, representation fees and profit sharing are not included.

In addition to the remuneration set out above, the acting members of the Fiscal Council will be entitled to reimbursement for travel and accommodation expenses necessary to carry out their duties, with the understanding that alternate members will only be remunerated in cases where they hold office due to a vacancy, impediment or absence of the respective titular member.

It should be noted that the proposed amount considers the responsibilities of administrators, the time dedicated to their duties, competence, professional reputation and the value of their services in the market.

8. Management Compensation

8.1. Compensation policy or practice

a. objectives of the policy or compensation practice, informing if the compensation policy was formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, places in the worldwide web where the document can be found

As a global Company, Vale S.A. ("Vale" or "Company") knows that attracting the best professionals, retaining talents, motivating and involving leaders who occupy strategic positions, especially members for the Executive Board (a body that, in Vale, is referred to as "Executive Committee"), members of the Board of Directors, the Audit Board and the Advisory Committees, is a critical challenge for the Company's success at all times. The market is always a reference within a global perspective. Therefore, Vale takes into account the policies and practices of executive compensation adopted by major mining companies and other large global companies of industries and similar sectors, as well as other elements, aligning the Company's long-term success to the policies and compensation practices of its administration.

In addition to market principles and practices, the strategy and annual compensation packages of members of administration are prepared based on the following factors: (i) responsibilities and scope of each member; (ii) their competence and performance presented; (iii) the value of their services; and (iv) besides their alignment with the Company's short- and long- term strategies. The sustainability of its business and the return to shareholders. The compensation strategy also aims at the attraction of experienced executives with wide experience and international recognition, as well as with skills identified as criticism and knowledge absolutely relevant to face the challenges of the Company.

The Executive Committee's compensation follows the policy dedicated to the topic, approved by the Board of Directors on September 25, 2019, and which is available for consultation on the Securities and Exchange Commission ("CVM") websites (www.gov.br/cvm) and the Company (https://vale.com/pt/esg/biblioteca-de-documentos).

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

Proposals and compensation policies are prepared with the support of the Persons and Compensation Committee ("CPR") and Appointment and Governance Committee ("CIG"). The referred committees participate in the decision-making process and are responsible for evaluating all definitions and strategies related to the compensation of members of the Executive Committee, the Audit Board, the Board of Directors and its Advisory Committees, provided their respective qualifications in the terms of the Internal Regulations are respected.

After the technical evaluation of the market researches received and considering the individual performance evaluations, which are made annually, the CPR evaluates and recommends the compensation strategy of the Executive Committee and the proposal of distribution of the overall annual funds for the compensation of the administrators, and the Appointment and Governance Committee ("CIG") is in charge of assessing the proposal regarding the compensation of the Board of Directors and its Advisory Committees. It is the responsibility of the Board of Directors to forward the compensation proposal for evaluation and approval of shareholders at the Annual Shareholders' Meeting, in accordance with the provisions of article 10, Paragraph 4 of the Company's Bylaws, and, once approved by the Annual Shareholders' Meeting, the Board of Directors approves the individual compensation of the officers, with the support of the referred committees.

Therefore, the Company's Executive Committee is not responsible for approving your compensation, nor is it responsible for defining goals and parameters for the purposes of determining your variable compensation.

In recent years, significant advances have been made in aligning management compensation governance with best market practices and the generation of future value. Such as:

The Malus and Clawback rules were adopted for the Executive Committee, so that, upon facts or events of exceptional severity, variable compensation may be eliminated, reduced or even returned by the member of the Executive Committee to the company. Furthermore, in 2023 the Clawback Policy was approved under the terms established by the SEC.

- The minimum shareholding requirement for members of the Executive Committee was implemented, based on references from Stock Ownership Guidelines in the international market.
- Goals for Environmental, Social and Governance ("ESG" or "ASG") themes were included in the short-term and long-term variable compensation based on shares (Vale Share Plan - "VSP").
- Implementation of a complete individual performance evaluation process based on key leadership behaviors, which includes 360º evaluation for President and 180º for Executive Vice Presidents).
- Implementation of virtual dividends in share-based long-term variable compensation plans, seeking to align the administration's priorities with the shareholders' vision.
- Adjustment in short-term remuneration with a focus on the Company's strategic objectives and greater concentration on collective goals, stimulating mutual collaboration and the key behavior 'sense of ownership.
- Inclusion of internal value generation metric (ROIC - Return On Invested Capital) in the performance shares plan (VSP), seeking to align the plan even more with international practices.
- Adjustments to the executives' individual compensation mix, focusing on the long-term variable portion (share-based plans) to better align with the C-Level compensation profile practiced by the international market.
- Metrics related to short-term variable compensation began to have a greater weight in the critical elements for the achievement of business strategies, namely: risk management, safety, fixed expenditure, operational discipline through the implementation of the Vale management model, sustainability, diversity and inclusion.

ii. criteria and methodology used to set individual compensation, indicating whether studies are used to check market practices, and, if so, the comparison criteria and the scope of these studies

Regarding the methodology used to establish the individual compensation of administrators, the Company uses studies to verify market practices, with the support of one or more specialized

consultancies, which observe the compensation policies and practices adopted by the main mining companies, as well as other large global companies in the industry and other similar sectors, in addition to the behavior of granting benefits in companies of similar size.

iii. how often and how the Board of Directors assesses the adequacy of the issuer's compensation policy

The adequacy of the methodology, practices and procedures used to define the individual compensation of administrators is made with observations of practices and trends in the global mining market and similar sectors, with the help of specialized external consultancies focusing on C-Level, which occurs at least every two years, as a subsidy for the global compensation proposal. Any changes to variable compensation plans, compensation policies for members of the Executive Committee and/or concessions and individual compensation readjustments must be approved by the Company's Board of Directors, subject to the total amount of compensation annually submitted for shareholder approval in the Annual Shareholders' Meeting.

c. compensation composition, indicating:

i. Description of the many elements that make up the compensation, including, in relation to each one of them, their objectives and alignment with the issuer's short-, mid- and long-term interests

The Company's remuneration practice is based on its performance in various aspects, including safety and sustainability, according to corporate strategy and in line with the return to shareholders in the short, medium and long term.

Board of Directors

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), varying according to the position held/responsibility assigned, in accordance with the Board's Internal Regulations, with the aim of remunerating the services of each full member of the Company's Board of Directors. The Company counts with the provision of one single alternate member of the Board of Directors, a position occupied by a member elected by Vale employees, as provided for in its Articles of Incorporation. Said alternate member is compensated at 50% of the compensation assigned monthly to the full member for each meeting he attends, limiting his monthly fee to the ceiling of 100% of the full member's fees, regardless of the number of participations in meetings in the month.

Direct and Indirect Benefits: The members of the Board of Directors are covered by life insurance.

Participation in Committees: Members of the Board of Directors who are also members of Advisory Committees receive, in addition to their remuneration as members of the Board of Directors, the monthly remuneration attributed to committee members.

Variable Compensation, Benefits and Others

Members of the Board of Directors are not entitled to other types of remuneration or benefits, including bonuses, profit sharing, remuneration for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and share based compensation. Members of the Board of Directors are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Advisory Committees

Fixed Compensation

Base fee: Compensation consists exclusively of the payment of a fixed monthly amount (fees), varying according to the position held/responsibility assigned, in accordance with the Internal Regulations of the Committees, with the aim of remunerating the services of each member of the Advisory Commitees.

Direct and Indirect Benefit: Members of the Advisory Committees are entitled, when applicable, to the benefits associated with their positions on the Board of Directors.

Variable Compensation, Benefits and Others

Members of the Advisory Committees are not entitled to other types of compensation or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-unemployment benefits, benefits motivated by the cessation of the exercise of office and share-based compensation Members of the Advisory Committees are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Fiscal Council

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the Audit Board, within the scope of the responsibility assigned to the Audit Board. The compensation of the Audit Board corresponds to at least 10% of the average fixed compensation attributed to the members of the Company's Executive Committee on a monthly basis, and may be adjusted according to market practices identified in periodically contracted surveys.

In the month in which an alternate member of the Audit Board participates in a meeting due to impediment or occasional absence of its full member, the alternate will receive the equivalent of 100% of the compensation of the respective full member. Regardless of the participation of the alternate, the full member will continue to receive its fixed monthly compensation.

Direct and Indirect Benefits: The members of the Audit Board are covered by life insurance.

Participation in Committees. Members of the Audit Board are not entitled to representation or compensation for participating in Committees.

Variable Compensation, Benefits and Others

Members of the Audit Board are not entitled to other types of remuneration or benefits, including bonuses, profit sharing, remuneration for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of the exercise of the position and share based compensation. Members of the Audit Board are entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties.

Executive Committee

Fixed Compensation

Base Salary: The members of the Executive Committee receive fixed monthly fees, with the objective of attracting and retaining executives with experience and competence consistent with the scope and responsibility of the position assigned to them in the Company's management.

Direct and indirect benefits: Members of the Executive Committee are entitled to a benefit package based on the local market practices, such as meal vouchers, medical and dental care, hospital care, complementary private pension, life insurance and use of vouchers owned car with service of driver, among others.

For information about the Complementary Pension Plan (Valia), see item 8.14 of this Reference Form.

Participation in Committees: Members of the Executive Committee are not entitled to any compensation or benefits for participation in committees.

Variable Compensation, Benefits and Others

Bonus: The Annual Bonus program consists of short-term variable compensation and its main objectives are to stimulate the delivery of strategic priorities, ensure the Company's competitiveness, focus on ESG issues and recognize the role of the Executive Committee in Vale's performance, remunerating according to the performance of goals in the face of strategic challenges and the annual budget approved by the Board of Directors.

The value of the Bonus is defined based on the Company's results and the achievement of goals of different natures, collective and specific, and its calculation considers the following elements:

- Multiple of fixed fees (plan target);
- Result achieved in the goal panel of the year (0 to 1.50);
- Company's global performance metric (maximum 1.33); and
- Performance Behavioral Factor ("FCD") according to individual executive performance evaluation.

Annual goals are an important management tool and define the Company's performance expectations in various aspects, such as economic-financial, health and safety, risk, sustainability, and strategic themes, in addition to the Company's overall result, which is measured by the generation cash flow, and the individual performance of each member.

The short-term variable compensation has goals defined based on the Company's strategic objectives and increasingly encourages sustainable mining, with a relevant impact on ESG metrics.

In this sense, indicators for efficiency in the allocation of capital costs, production volume, security events, Diversity, Equity & Inclusion (DE&I) were improved with an increase in women and black people in leadership positions, in addition to an increase in the weight of the financial portion.

The goals panel was adjusted to further stimulate mutual collaboration and the key behavior "feeling of ownership", with the increase in the importance of collective goals in the panels and the simplification of the model with panels concentrated in the Vice-Presidencies.

The Technical Executive Vice President's panel remains without goals linked to financial and production results, maintaining the area's focus on strategic safety actions in the first place.

Others: They are not entitled to profit sharing and results, compensation for participation in meetings and commissions, with the exception of possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries that bring differentiated value, which may generate extraordinary bonuses upon approval by the Board of Directors, observing the total amount of management compensation approved by the shareholders at the General Meeting.

Post-Employment Benefits

Members of the Executive Committee may enjoy medical and hospital-dental assistance guarenteed by the Company, up to 12 months after their dismissal, including dependents, so that they can look for alternatives outside the corporate plan.

Benefits Motivated by the Cessation of the Exercise of the Position

The members of the Executive Committee are not entitled to benefits motivated by the termination of the position. For any indemnity arising from the termination or non-renewal of the employment contract with the Company, provided that these events occur at the Company's initiative. For more information, see item 8.16 of this Reference Form.

Share-based Compensation

Vale Stock Plan ("VSP")

It is one of the long-term variable compensation programs, in the Performance Shares modality, with 3-year cycles, which directs the efforts and encourages management performance in the creation of Vale's

sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and performance.

In this program, compensation is linked to the Company's relative performance against other large mining companies and similar peers) related to the health, safety and sustainability areas, including the to eliminate the main divergences between the Company's practices ESG-related compared to the best market practices. Starting from 2024, a financial indicator (ROIC - Return on Invested Capital) will also be considered.

For more information about VSP, see item 8.4 of this Reference form.
Matching Program

It is one of the long-term variable compensation plans, in the Restricted Shares modality, and the participation therein by the members of the Executive Committee is mandatory throughout the duration of the cycle, while they continue active in the Company. To comply with the program, members of the Executive Committee must make available their own resources for investment in the plan (either through the purchase of shares issued by Vale, or by the use of available shares it already has, detached from current cycles) and maintain such shares in his possession during at least the 3-year cycle.

After the 3 years of cycle, members of the Executive Committee who are still in the Company and hold these shares receive the program awards, corresponding to at least the same number of shares originally acquired.

The the Executive Committee members must also observe the rule of SOG (Stock Ownership Guidelines), described below in this item.

For more information about the matching program, see item 8.4 of this reference form.

Malus and Clawback Clauses

In 2019, the Malus rule was implemented and in 2021 the Clawback rule was implemented, as a complement to Malus. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, the variable compensation provided for payment or installments already paid to the members of the Executive Committee.

- *Malus:* Possibility of eliminating or reducing, in whole or in part, the variable compensation already provided for payment.
- *Clawback* Possibility to request the member of the Executive Committee, in whole or in part, the return of the variable compensation already paid.

Facts or events of exceptionally serious, with obvious adverse impacts on the market value and/or reputation of Vale: (i) illegal fraud or conduct by the Executive Committee member; (ii) catastrophic events in environmental or health and safety issues that affect the reputation of Vale or the Vale Management model; (iii) any extraordinary events, resulting from Vale's shares and with negative impact on the market value of shares by more than 15%; and (iv) non-approval or republishing of financial statements due to the deliberation of an Annual Meeting of Shareholders.

In addition, in 2023 a Clawback Policy was approved for the purposes and under the terms established by the SEC.

Malus and Clawback rules are applicable only to members of the Vale Executive Committee.

Stock Ownership Guidelines ("SOG")

Members of the Executive Committee must observe the SOG rule, which determines the maintenance of a minimum stock position: (i) in relation to Vale's Chief Executive Officer, at least 36 times the monthly base fee; and (ii) in relation to the other members of the Executive Committee, at least 24 times the monthly base fee. Members of the Executive Committee can achieve these positions throughout their term, through long-term plans arranged by the Company, namely, Matching and VSP, and are prohibited from trading any shares that are in their possession before the minimum shareholding position is reached.

Evaluation of the Total Compensation Package

Annually, the Remuneration exercise occurs, a forum in which the remuneration of the members of the Executive Committee is individually discussed and revisited, having as inputs the process of individual performance evaluation, and the comparison with the international market, as well as the alignment with the Company's Career and Succession strategy. The proposals are taken to the Board of Directors for deliberation by the Vice-Presidency of People, after the recommendation of the CPR.

In this annual exercise, the individual FCDs (Behavioral Performance Factor) are defined, which directly impact the value of the Annual Bonus to be paid, in addition to meritocracy and differentiation actions that can be adopted for each executive. At the end of the process, individual feedback forums are held with the members of the Executive Committee and development actions for each of the executives.

Non-Statutory Board of Executive Officers

They are employees of the Company with employment and may be responsible for global, regional or local corporate functions, business units, or operating areas or operating systems in the Company's various businesses.

Fixed Compensation

Base salary: The Non-Statutory Officers are entitled to receive a monthly fixed amount, defined on the basis of the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each Non-Statutory Officers, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company.

Direct and indirect benefits: Non-Statutory Officers are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, supplementary private pension, and life insurance, among others.

For more information about the Complementary Pension Plan (Valia), see item 8.14 of this Reference Form.

Participation in Committees: The Non-Statutory Officers are not entitled to compensation for participation in Committees.

Variable Compensation

Profit sharing ("PLR"): The Non-Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors, which are broken down from the goals of the members of the Executive Committee. The PLR has as its main objectives (i) to ensure the competitiveness of compensation with the market and the retention of talents, (ii) to ensure the alignment with the interests of the Company's shareholders, focusing on social and environmental issues and (iii) to recognize the participation of executive in the Company's performance. The methodology for calculating the Non-Statutory Board of Executive Officers variable compensation is described below.

Others: Non-Statutory Officers may benefit from medical and dental care and hospital care paid for by the Company after their dismissal, for a period of 6 months after their departure date (considering the notice period), so that they can seek alternatives outside the corporate plan.

Post-Employment Benefits

Non-Statutory Officers may enjoy medical-hospital-dental assistance guaranteed by the Company after their dismissal, for a period of 6 months after forecast of the notice, so that they can seek alternatives outside the corporate plan.

Benefits motivated by the cessation of the exercise of the position

Non-Statutory Officers may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale.

Share-based Compensation

Vale Stock Plan ("VSP")

The rules and conditions of the VSP offered to the Non-Statutory Officers are the same applicable to the members of the Executive Committee, as described above, in this same item.

For more information about VSP, see item 8.4 of this Reference form.

Matching Program

The rules and conditions of the Matching offered to the Non-Statutory Officers are the same applicable to the members of the Executive Committee, as previously described, in this same item of the Reference Form, except for: (i) conditions of mandatory participation and permanence until the end of the cycle, for the plan is voluntary for Non-Statutory Officers; and (ii) the SOG rule, which is not applicable to Non-Statutory Officers.

For more information about matching, see item 8.4 of this reference form.

Non-statutory Committees

The Company has six Non-Statutory Committees, namely: (i) Executive Committee for Operational Risks, (ii) Executive Committee for Geotechnical Risks; (iii) Executive Committee for Strategic, Financial and Cyber Security Risks; (iv) Executive Committee for Compliance, Institutional Relations and Communication Risks; (v) Executive Committee for Sustainability Risks; and (vi) Conduct and Integrity Committee. Only the external member of the Conduct and Integrity Committee receives monthly fees for their work on the Non-Statutory Committee, is covered by life insurance and has the right to reimbursement for travel and accommodation expenses necessary to perform their duties.

Proportion of each element in the total compensation for the last 3 years

Year ended December 31, 2023					
	Board of Directors	**Fiscal Council**	**Executive Committee**	**Non-Statutory Board (1)**	**Advisory Committees**
Monthly fixed compensation					
Salary or fee	81.51%	100%	18.0%	43.12%	100%
Direct or indirect benefits	-	-	4.4%	6.62%	-
Participation in Committees	18.49%	-	-	-	-
Others (2)	-	-	-	-	-
Variable compensation					
Bonus	-	-	30.9%	-	-
Participation in Results	-	-	-	33.22%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others (2)	-	-	0.5%	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	5.9%	-	-
Share-based compensation	-	-	40.4%	17.03%	-
Total	**100%**	**100%**	**100%**	**100%**	**100%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.

(2) Considers the additional payments made in 2023, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. Does not include charges for 2023.

Year ended December 31, 2022					
	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board [1]	Advisory Committees
Monthly fixed compensation					
Salary or fee	65.45%	100.00%	15.27%	34.09%	100.00%
Direct or indirect benefits	-	-	4.07%	6.00%	-
Participation in Committees	34.55%	-	-	-	-
Others (2)	-	-	-	-	-
Variable compensation					
Bonus	-	-	22.21%	-	-
Participation in Results	-	-	-	39.43%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others (2)	-	-	7.21%	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	5.00%	-	-
Share-based compensation	-	-	46.24%	20.48%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Considers the additional payments made in 2022, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. Does not include charges for 2022.

Year ended December 31, 2021					
	Board of Directors	Fiscal Council	Executive Committee	Non-Statutory Board[1]	Advisory Committees
Monthly fixed compensation					
Salary or fee	71.76%	100.00%	14.51%	31.21%	100.00%
Direct or indirect benefits	-	-	3.60%	6.11%	-
Participation in Committees	28.24%	-	-	-	-
Others (2)	-	-	-	-	-
Variable compensation					
Bonus	-	-	19.19%	-	-
Participation in Results	-	-	-	38.34%	-
Participation in meetings	-	-	-	-	-
Committees	-	-	-	-	-
Others (2)	-	-	6.89%	-	-
Post-Employment Benefits	-	-	-	-	-
Termination of the exercise of the position	-	-	9.64%	-	-
Share-based compensation	-	-	46.17%	24.34%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.
(2) Payments related to payroll charges under responsibility of VALE - INSS and other types of bonuses paid.

Calculation and readjustment methodology

The annual global amount of the compensation of the members of the Board of Directors, the Executive Committee, the members of the Audit Board and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and the Board of Directors is responsible for approving the individual compensation of the officers, with the recommendation of the CPR and CIG, respecting their respective competences provided for in the Internal Regulations.

Board of Directors

The fixed monthly fees for effective and alternate members of the Board of Directors it´s defined according to the practice of national and international markets, checked at least biannual by performing reference research developed by specialized companies, in which the behavior of the compensation to be observed to similar companies.

Advisory Committees

The fixed monthly fees for members of the Advisory Comitees it´s defined in accordance with national and international market practice, verified at least every two years through reference research conducted by specialized companies, in which the behavior of compensation for companies of similar size.

Fiscal Council

The fixed monthly compensation (fees) is defined taking as a minimum reference the value of 10% of the fixed remuneration (according to Law nº 6,404/76) which, on average, is attributed to each member of the Executive Committee (not including benefits, representation funds, profit sharing or any other payment or award that may make up the remuneration package), which may be adjusted according to market practices identified in periodically contracted surveys.

Executive Committee

The monthly fixed fees are defined from market practice, in a survey conducted annually by a specialized consulting firm, in which the compensation profile practiced in similar international companies, which are part of the Company's compared panel.

The fees for the Executive Committee members are revisited annually, along with the other elements of the compensation mentioned below, by CPR (with subsequent deliberation by the Board of Directors), and adjusted for inflation as required, based on the references of the international executive market and the individual assessments of executives' performance.

The direct and indirect benefits to which they are entitled are calculated according to local market practice (Brazil), in research conducted every two years by a specialized consulting firm, in which practices and benefit concession profile are determined in national organizations of similar size. Moreover, the benefits are evaluated by CPR and approved by the Board of Directors in case of adjustments.

The bonus component is calculated based on the Company's profit/loss, and may vary between 0% and 200% of the target established as a reference in the market, depending on the defined goals (collective and/or specific) and the generation of Company's cash for each reporting year, in addition to the impact of the individual performance behavioral factor ("FCD"), which can typically vary between 0.80 and 1.20, as per individual performance evaluated in the year.

The components of share-based compensation (VSP and Matching) are defined based on a specific multiple of the monthly fixed installment to the level which the participant occupies and the locality in which he/she operates for the Company, as well as possible ILP levers stock-based plans (multiplier factor or deflator according to performance) for adequacy of the compensation mix to the international market profile.

(i) VSP uses the average quotation of the Company's ordinary issuance shares in the last 60 trading sessions for the previous year to calculate the units of granted shares and makes payments conditional on the performance of Vale in the ranking of peer companies, measured by accumulated TSRs (considering initial and final 30 days) from Vale and companies in the period and, for cycles started as of 2020. Said payments also have the impact of ESG metrics. For cycles starting from 2024, such payments also have the impact of the ROIC metric.

(ii) Matching uses the average purchase quotation of the Company's common shares, at the time of the cycle granting, using the executive own resources to buy their own available shares.

For more information regarding the manner of calculation of share-based compensation, see item 8.4 of this Reference Form.

All components of the Executive Committee's compensation package, as well as the adjustment methodologies of amounts, are evaluated by CPR and approved by the Board of Directors.

Non-Statutory Board

The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies to evaluate the competitiveness of the Company's compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.
There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy).

The direct and indirect benefits to which they are entitled are defined in accordance with local market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size.

The profit sharing (PLR) component is calculated based on the company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and Company cash generation for each reporting year.

Share-based compensation (VSP and Matching) has the same calculation methodology as described above in the item regarding the compensation of members of the Executive Committee and item 8.4 of this Reference Form.

The readjustment of the fixed compensation resulting from inflation or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation.

Main performance indicators taken into consideration, including, if applicable, indicators linked to ESG issues

The main performance indicators are considered in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR, and general goals of productivity, sustainability, risk management, in addition to the individual performance of the member of the Executive Committee evaluated annually, based on key behaviors for leadership, among others.

From 2020 onwards, indicators related to the ESG theme were implemented for short and long-term variable compensation plans, such as Health & Safety, with the objective of zeroing N2 incidents by 2025, Sustainability, with metrics based on 2030 commitments such as reducing emission of greenhouse gases and commitment to meeting the social requirements of the main external assessments of the Dow Jones Sustainability Index and People, seeking to increase the total number of women and the number of black people in leadership positions, in line with Vale's Diversity, Equity and Inclusion strategy.

The performance indicators considered for the compensation of share-based compensation plans are the price of the Company's shares on the market and, specifically for the VSP, its positioning in relation to a group of companies with similar characteristics (peer group), the performance metrics ESG (starting in 2020) and the ROIC metric (starting in 2024).

It is worth noting that in VSP cycles starting from 2023, ESG metrics will have an even greater impact on payment, due to the extinction of the TSR trigger.

For more information about the VSP, see item 8.4 of this Reference Form.

ii. reasons justifying the composition of the compensation

The composition of the compensation encourages maximization of shareholders' returns, improves management, enhances performance, and retains the Company's executives, aiming at gains through the commitment to the Company's short-term performance and long-term results, in particular the appreciation of common shares, the performance of the relative TSR and the achievement of ESG commitments. Regarding the members of the Executive Committee and Non-Statutory Officers, Vale uses a compensation composition model that concentrates a significant portion of the total compensation on long-term variable compensation components, as part of the policy of sharing risks and results with the main executives of the Company.

iii. Existence of members not remunerated by the issuer and the reason therefor

Except for the external member of the Conduct and Integrity Committee (see item 8.1.c.i.), the other members of the Non-Statutory Risk Committees are not remunerated for exercising such function, since they already receive remuneration as executives or employees of the Company.

d. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

There are no administrators of the Company, on the date of this Reference Form, which is supported by subsidiaries, controlling companies or direct or indirect controllers, due to the positions exercised by them in the Company.

e. existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer

At the date hereof, there is no provision for compensation or benefit linked to the occurrence of a certain corporate event.

However, it should be noted that there may occur any awards, bonuses or other payments or compensation increments approved by the Company's Board of Directors, in line with the performance presented by the executives deriving from future challenges, and with the Compensation Policy of the executive, may be paid to the members of the Executive Committee.

8.2. Total compensation per body

Forecast for the current reporting year (2024)				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members	13.50	9.00	5.00	**27.5**
Number of compensated members	13.50	9.00	5.00	**27.5**
Annual fixed compensation				
Salary or pro-labore	19,813,600.00	31,859,647.91	1,764,468.00	**53,437,715.91**
Direct and indirect benefits	-	7,399,845.71	-	**7,399,845.71**
Participations in Committees	3,091,600.00	-	-	**3,091,600.00**
Others	-	-	-	**-**
Variable compensation				
Bonus	-	48,358,331.72	-	**48,358,331.72**
Profit sharing	-	-	-	**-**

Participation in meetings	-	-	-	-
Committees	-	-	-	-
Others	-	17,477,151.84(2)	-	**17,477,151.84**
Description of other variable compensations	-	Observação (2)	-	-
Post-employment	-	-	-	-
Termination of position	-	7,302,921.73	-	**7,302,921.73**
Share-based, including options	-	85,834,279.97	-	**85,834,279.97**
Comments	1. The total number of members was established according to the 2023 Annual Circular Letter CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees only includes the participation of sitting directors, however, does not include the R$ 150,000.00 foreseen for 2024 related to the remuneration paid to the alternate advisor, for his performance as a full member of the committee. 3. The figures presented take into account what is expected for the accrual basis and do not include charges.	1. The total number of members was established according to the 2023 Annual Circular Letter CVM/SEP. 2. Considers bonuses linked to the strategy for hiring and retaining key people and extra reward mechanisms, if necessary, aiming for competitive recognition and aligned with the market and other compensations. 3. Termination of position: severance payments for an executive who left in 2023 and additional termination amounts calculated on average. 4. The figures presented consider the accrual basis and do not include charges.	1. The total number of members was established according to the 2023 Annual Circular Letter CVM/SEP. 2. The full members (5 members) of the Audit Board are considered. 3. The figures presented consider the accrual basis and do not include charges.	
Total compensation	22,905,200.00	198,232,178.88	1,764,468.00	**222.901.846,88**

Year ended December 31, 2023				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members	13.25	9.06	5.00	**27.31**

Number of compensated members	13.25	9.06	5.00	**27.31**
Annual fixed compensation				
Salary or pro-labore	17,060,528.82	30,394,103.56	1,677,648.85	**49,132,281.23**
Direct and indirect benefits	-	7,395,905.21	-	**7,395,905.21**
Participations in Committees	3,904,964.89	-	-	**3,904,964.89**
Others	-		-	**-**
Variable compensation				
Bonus	-	52,190,490.84	-	**52,190,490.84**
Profit sharing	-	-	-	**-**
Participation in meetings	-	-	-	**-**
Committees	-	-	-	**-**
Others	-	760,598.05	-	**760,598.05**
Description of other variable compensations	-	Observação (2)	-	**-**
Post-employment	-	-	-	**-**
Termination of position	-	9,991,990.55	-	**9,991,990.55**
Share-based, including options	-	68,177,217.04	-	**68,177,217.04**
Comments	1. The total number of members was established according to the 2023 Annual Circular Letter CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees only includes the participation of sitting directors, however, it does not include the R$ 152,913.41 paid in 2023 referring to the remuneration paid to the alternate advisor, for his performance as a full member of the committee. 3. The figures presented consider accounting amount on	1. The total number of members was established according to the 2023 Annual Circular Letter CVM/SEP. 2. Additional bonuses linked to the strategy for hiring and retaining key people. 3. Termination of position: termination payments for executives who left in 2022 and 2023. 4. The figures presented consider the accrual basis and do not include charges.	1. The total number of members was established according to the 2023 Annual Circular Letter CVM/SEP. 2. Considers the full members (5 members) of the Audit Board and the alternate member during the period in which he held the position upon the resignation of its holder. 3. The figures presented consider the accrual basis and do not include charges.	

	an accrual basis and do not include charges.			
Total compensation	20,965,493.71	168.910.305,25	1.677.648.85	**191,553,447.81**

Year ended December 31, 2022				
Total number of members	13.42	9.59	5.00	**28.01**
Number of compensated members	13.42	9.59	5.00	**28.01**
Annual fixed compensation				
Salary or pro-labore	11,810,245.59	31,297,472.70	1,633,972.55	**44,741,690.84**
Direct and indirect benefits	-	8,339,270.13	-	**8,339,270.13**
Participations in Committees	6,235,544.05	-	-	**6,235,544.05**
Others	-	-	-	**-**
Description of other fixed compensation	-	-	-	**-**
Variable compensation				
Bonus	-	45,527,161.57	-	**45,527,161.57**
Profit sharing	-	-	-	**-**
Participation in meetings	-	-	-	**-**
Committees	-	-	-	**-**
Others	-	14,779,564.81	-	**14,779,564.81**
Description of other variable compensations	-	Comment (4)	-	-
Post-employment	-	-	-	**-**
Termination of position	-	10,252,402.09	-	**10,252,402.09**
Share-based, including options	-	94,795,496.86	-	**94,795,496.86**
Comments	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the effective members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented consider the accounting	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2020 and 2022. 3. The values presented take into account the	1. The total number of members was established according to 2023 Annual Circular Letter CVM/SEP. 2. The effective members (5 members) of the Fiscal Council are considered. 3. The figures presented consider the accrual basis and do not include charges.	

	amount on an accrual basis and do not include charges.	accrual basis and do not include charges. 4. Amount intended for bonuses linked to the strategy for hiring and retaining key people for the company, aiming at competitive recognition and aligned with the market, if necessary.		
Total compensation	**18,045,789.64**	**204,991,368.16**	**1,633,972.55**	**224.671.130.35**

Fiscal Year Ended on December 31st, 2021				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members	13.25	8.61	5.00	**26.86**
Number of compensated members	13.25	8.61	5.00	**26.86**
Annual fixed compensation				
Salary or pro-labore	11,233,740.06	26,723,539.06	1,572,552.90	**39,529,832.02**
Direct and indirect benefits	-	6,638,797.07	-	**6,638,797.07**
Participation in committees	4,421,432.02	0.00	-	**4,421,432.02**
Other	-	0.00	-	**-**
Description of other fixed compensations	-	-	-	**-**
Variable compensation				
Bonus	-	35,350,518.41	-	**35,350,518.41**
Profit sharing	-	0.00	-	**-**
Participation in meetings	-	0.00	-	**-**
Commissions	-	0.00	-	**-**
Other	-	12,686,182.44	-	**12,686,182.44**
Description of other variable compensations	-	Note (4)	-	**-**
Post-employment	-	-	-	**-**
Termination of position	-	17,759,883.29	-	**17,759,883.29**
Share-based, including options	-	85,051,105.52	-	**85,051,105.52**
Notes	1. The total number of members was established according to the 2023 Annual Circular Letter	1. The total number of members was established according to the 2023 Annual	1. The total number of members was established according to the 2023	

	CVM/SEP. The full members and alternate members compensated for participation in the Board of Directors' meetings are considered. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented consider the cash basis and do not include charges.	Circular Letter CVM/SEP. 2. Termination of position: severance payments made to Executive Officers who have left the company in 2019 and 2020. 3. The figures presented consider the cash basis and do not include charges. 4. Budget destined to bonuses linked to the strategy for hiring and retention of key people for the company, aiming at competitive recognitions and in line with the market, if necessary.	Annual Circular Letter CVM/SEP. 2. The full members (5 members) of the Audit Board are considered. 3. The figures presented consider the cash basis and do not include charges.	
Total compensation	**15,655,172.08**	**184,210,025.79**	**1,572,552.90**	**201,437,750.77**

8.3. Variable compensation

Forecast for the current reporting year (2024)				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members (1)	13.50	9.00	5.00	**27.50**
Number of Members Receiving Compensation(2)	-	9.00	-	**9.00**
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	**-**
Maximum Amount Forecast in the compensation plan(4)	-	76,164,372.46	-	**76,164,372.46**
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	36,359,647.91	-	**36,359,647.91**
Profit sharing	-	-	-	**-**

Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
4) Value if all members scheduled for the year 2024 reach the maximum performance of the Annual Bonus program, considering 2024 competence.
(5) Value if all members scheduled for the year 2024 reach the target performance established with market reference, considering 2024 competence.

Year ended December 31, 2023				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members [(1)]	13.25	9.06	5.00	**27.31**
Number of Members Receiving Compensation[(2)]	-	9.06	-	**9.06**
Bonus[(3)]				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan[(4)]	-	72,667,970.37	-	**72,667,970.37**
Amount Estimated in the compensation plan, if the targets are met ("Target") [(5)]	-	34,690,521.72	-	**34,690,521.72**
Value effectively recognized in the income for the reporting year [(6)]	-	52,190,490.84	-	**52,190,490.84**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value if all active members in December/2023 reached the maximum performance of the Annual Bonus program, considering 2023.
(5) Value if all active members in December/2023 reached the target performance established with market reference, considering 2023 competence.
(6) Value referring to the result recognized in the year, considering the year 2023.

Year ended December 31, 2022

	Board of Directors	Executive Committee	Fiscal Council	Total
Total number of members (1)	13.42	9.59	5.00	**28.01**
Number of Members Receiving Compensation(2)	-	9.59	-	**9.59**
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	84,729,984.86	-	**84,729,984.86**
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	35,304,160.45	-	**35,304,160.45**
Value effectively recognized in the income for the reporting year (6)	-	45,527,161.57	-	**45,527,161.57**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-
Amount effectively recognized in the income for the reporting year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Number of members, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2022, according to the panel of targets and other 2020 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of target and other 2020 results.
(6) Value referring to the result calculated in the reporting year, regarding the annual bonus program, linked to the results and targets for the 2020 reporting year, for payment in 2021.

Year ended December 31, 2021				
	Board of Directors	**Executive Committee**	**Fiscal Council**	**Total**
Total number of members (1)	13.25	8.61	5.00	**26.86**
Number of Members Receiving Compensation(2)	-	8.61	-	**8.61**
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan(4)	-	43,921,935.48	-	**43,921,935.48**
Amount Forecast in the compensation plan if the	-	21,960,967.74	-	**21,960,967.74**

targets are reached ("Target") (5)				
Value effectively recognized in the income for the reporting year (6)	-	35,350,518.41	-	**35.350.518,41**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting year	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 8.2.
(2) Number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's in come for the year, as set forth in Annual Official Circular Letter 2023 CVM/SEP.
(3) Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the reporting year.
(4) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.
(6) Value related to the result obtained in the exercise, related to the annual bonus program, linked to the results and goals of the 2020 exercise, for payment in 2021.).

8.4. Share-based compensation

The Company has two share-based compensation plans for the Executive Committee and the Non-Statutory Board: VSP, or performance shares, and Matching, or restricted shares.None of the plans extended to members of the Board of Directors. None of the plans include the Company's stock options.

The main objectives of share-based compensation plans are: (i) to focus management efforts on creating value and wealth for Vale; (ii) align the interests of executives and shareholders in the long term to the extent that there will be gains for executives when there are also gains for the Company; (iii) reinforce the culture of sustainable performance; (iv) serve as a lever for executive retention; and (v) encourage the "feeling of ownership".

The plans contribute to sustainability and maintenance of a level of competitiveness appropriate to the Company's business and are designed with the support of specialized consultancy, considering mainly international market movements, and incorporating the Company's performance factors into the results achieved, such as the variation of shares, the Company's relative TSR performance vs. peer group, ESG metrics and, from 2024, the ROIC indicator.

a. general terms and conditions

Vale Stock Plan ("VSP")

The VSP is a long-term variable compensation plan, in the modality of Performance Shares, with duration cycles of 3 years, as defined in item 8.1.c.i, it applies to the members of the Executive Committee and to the Non-Statutory Officers.

For the purposes of calculating the number of units to be granted to each participant of the program at the beginning of the cycle, the following is considered: (i) the fee at the end of the year before the beginning of the cycle, (ii) the reference value for the program, according to the level and location of the participant in the previous year and (iii) the historical price of the shares issued by Vale in the last 60

trading sessions of the year prior to the beginning of the cycle, weighted by the volume of traded shares. and (iv) the income tax rate of the participant's location in the previous year.

Below is a background of the VSP in Vale:

Year of cycle grant	2021	2022	2023	2024
Modality	Performance Shares			
Performace Metric	TSR related 80% ESG 20%	TSR related 75% ESG 25%		TSR related 50% ESG 25% ROIC 25%
Vesting Period	3 years			
Dividends	Virtual dividends paid at the end of the cycle, conditioned to the performance metric.			
Award in	Real shares of the company			

Starting from the 2021 cycle, the award began to occur in real shares issued by the Company, and the possibility of additional payment after the 3 years of cycle was included. The additional payment refers to the 'virtual dividends', which consist of a value equivalent to the dividends and/or JCP distributed by the Company during the cycle period, considering the shares not yet received by the participants (unvested), paid in shares at the end of the cycle, also conditioned to the achievement of the performance factor of the program. The virtual dividends have as calculation base (i) the value paid per share in the distribution of dividends and/or JCP to shareholders during the duration of the cycle and (ii) the number of shares to which the participant will be entitled in the program award, after application of the adopted performance parameters.

Starting from the 2022 cycle, more focus and relevance was given to the ESG component with its weight increased to 25%.
Starting from the 2024 cycle, the metric of return on invested capital (ROIC) was included, with 25% weight, with the consequent reduction of the weight of the Total Shareholder Return (TSR) relative indicator to 50%, aligning Vale's VSP even more with international market practices

Matching Program

The Matching Program is a long-term compensation incentive, in the form of Restricted Shares, based on the expected performance of the Company reflected in its market value and share price. Matching applies to members of the Executive Committee and Non-Statutory Officers, and voluntary adhesion for this second group.

Participants must use their own resources to acquire common stock shares issued by the Company (through purchase on the market or the use of shares that the participant already owns, unrelated to current cycles) and keep them in their possession during the 3-year cycle, so that they are eligible for the award.

For the purposes of calculating the number of shares to be granted to each participant at the beginning of the cycle, (i) the participant's fees at the end of the previous year are considered; (ii) the reference value for Matching, according to the level and location of the participant at the end of the previous year; and (iii) the average purchase price of shares on the market, on the effective date of purchase.

After the 3-year cycle, participants who are still in the Company and hold these shares receive the program award, corresponding to at least the same number of shares originally acquired, plus the amount of Income Tax Withheld at Source, which is borne by the Company for the executive.

In addition to the awards at the end of each cycle, since 2019, the program has been carrying out additional payments during the cycles through virtual dividends, equivalent to dividends/JCP distributed by the company, considering the shares not received by participants (unvested). As a calculation basis, the following are considered: (a) the amount to be paid per share in the distribution of dividends or interest on equity by Vale to its shareholders during the duration of the cycle; and (b) the number of

shares to which the participant will be entitled in the program award, which is at least 1:1 considering the number of shares acquired at the beginning of the cycle.

The participation of members of the Executive Committee in the Matching Program is mandatory[3], as well as their stay throughout the cycle, as long as they remain active in the Company.

b. approval date and responsible body

Vale's Board of Directors is responsible for resolving on the proposed adjustments, if any, to the Company's share-based compensation plans. Such adjustments shall be submitted to the approval of shareholders at Vale's General Meeting whenever necessary.

The most recent of the Matching and VSP plans were made by the Board of Directors on November 29, 2018, and December 22, 2022, respectively.

c. maximum number of shares covered

In VSP, the number of common shares granted as a reference under the plan varies according to the fixed monthly amount (fees) of each executive, reference multiplier of the program (according to his/her level and location) and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. The maximum number is directly related to the reference multiple.

In Matching, the number of shares granted as a reference in said plan varies according to the fixed monthly amount (fees) of each executive, the program's reference multiplier (according to the participant level and location) and the purchase price of shares in the market. The maximum number is directly related to the reference multiple.

d. maximum number of options to be granted

Not applicable. There is no granting of stock purchase options under the Company's stock-based compensation plans.

e. conditions for acquisition of shares

Not applicable. Share-based compensation plans do not grant officers with options to acquire Company shares.

f. criteria for setting the acquisition price or reporting year

As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise.

Considering the Company's current plans:

i. in the VSP, for the definition of the reference price to be considered at the beginning of the cycle (for the purposes of calculating the number of shares granted), it is considered the history of prices of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions. To define the reference price to be considered at the end of the cycle (for award purposes), it is considered, for cycles started by 2020 (including) (with awards in virtual shares), the price history of the shares issued by Vale of the last 60 trading sessions of the year of end of the cycle, weighted by the volume of shares traded in each of these trading sessions; and, for cycles beginning from 2021 onwards (which will be awards in actual shares), the average purchase price of Vale's shares issued in the market, at the end of the cycle; and
ii. in Matching, in order to define the reference price to be considered at the beginning of the cycle (for the purpose of calculating the quantity of shares acquired), the average purchase price of Vale's shares is held on the market, at the beginning of the cycle. To set out the

[3] For specific years in which the net Annual Bonus effectively paid is not sufficient for participation in the Matching, the obligation to participate is limited to 50% of the net Bonus effectively paid.

reference price to be considered at the end of the cycle (for award purposes), the average purchase price of Vale's shares is issued in the market, at the end of the cycle, is considered.

g. criteria for setting the acquisition term or reporting year

Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for the exercise.

In the VSP, since 2019, the cycles have a duration of three years and with full awards (100% at the end of the cycle). There may also be payment of virtual dividends, if there is a distribution of dividends or interest on the stockholder's equity by Vale to its shareholders during the cycle period, which in this case will be made to the participants along with the prize pool after the end of the cycle.

In Matching, the award is made at the end of the 3-year cycle, and there may also be payments of virtual dividends, whenever there is a distribution of dividends or interest on the stockholder's equity by Vale to its shareholders.

h. settlement form

After approval by the 2021 Ordinary and Extraordinary General Assembly, from the cycle started in 2021, the VSP is awarded in the form of shares issued by the Company, at least the same number of shares initially granted to the participant, conditioned to the performance factor, at the end of the program.

In addition to the awards, the VSP provides for payment related to virtual dividends, which will be due whenever there is the distribution of dividends or interest under equity to its shareholders, over the duration of the cycle, and will be paid in an accrued manner at the end of the cycle.

In the Matching, the executive is awarded with, at least, the same number of shares initially included by the executive in the program, at the end of the 3-year cycle, should he/she remains active in the Company.

In addition to the final award, the Matching program provides for partial payments related to virtual dividends, which will be made whenever there is a distribution of dividends or interest on capital to its shareholders, over the duration of the cycle, and will be paid throughout the cycle.

i. restrictions on the transfer of shares

In Matching, the participant cannot negotiate, transfer or sell, during the 3-year cycle period, any share issued by the Company linked to the plan, under penalty of losing the right to the prize (Matching) at the end of the cycle
Operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, even if such shares were acquired outside the scope of the plan, considering that one of the purposes of Matching is to expose the executive to the value of shares issued by the Company during the period of each cycle and while the executive is active in the Company.

However, the shares delivered at the end of each cycle as a prize (Matching) are not subject to specific transfer restrictions, except for the need to observe the Mandatory Shares rule.

In the case of VSP, the beneficiary only receives shares of the Company at the end of 3 years, and they are delivered to the beneficiaries without specific transfer restrictions, except for the need to observe the Mandatory Shares rule.

j. criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In Matching, any transfer, negotiation or sale by the participant of shares issued by Vale linked to the plan, before the end of the 3-year cycle, as well as any operation involving derivatives or rental of any shares owned by the participant, generates the termination of any rights to which he/she would be entitled under the program. This does not apply to VSP, as the beneficiary will only have access to the shares after 3 years.

Regarding the Matching, members of the Executive Committee must also observe the SOG rule, rules of which are described in item 8.1.C.I hereof.

There is also an extinction of VSP and Matching in the event of a request for voluntary dismissal or dismissal for just cause.

k. effects of the departure of the officer from the issuer's bodies on his/her rights under the share-based compensation plan

As these are retention mechanisms, in case of departure on its own initiative, the participant loses the right to receive any awards from the plans. In case of termination or non-renewal of the contract by the Company, the participant receives the amounts to which he/she has already become entitled, in proportion to the period worked, as follows:

i. for members of the Executive Committee, they will be made only at the end of the cycles and based on the results (share price and performance metrics) that are determined at the end of the cycles; and
ii. for other participants, they will be made at the time of termination by the company and based on partial results (stock price and performance metrics) that are calculated in the month prior to the termination.

In the Matching program and in the VSP, the voluntary termination by the officer leads to the extinction of any future rights related to the plans.

8.5. Share-based compensation (stock options)

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock purchase options.

8.6. Granting of stock options

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.7. Open stock options

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.8. Options exercised and shares obtained

Not applicable. Vale's share-based compensation plans, described in item 8.4 hereof, do not comprise the grant of stock options.

8.9. Potential dilution by granting shares

Forecast for the current reporting year (2024)		
	Board of Directors	Executive Committee
Total number of members [1]	13.50	9.00
Number of compensated members [2]	-	9.00
Potential dilution in case of granting all actions to beneficiaries[3]	N/A	N/A

Year ended December 31, 2023		
	Board of Directors	Executive Committee
Total number of members [1]	13.25	9.06
Number of compensated members [2]	-	9.06
Potential dilution in case of granting all actions to beneficiaries[3]	N/A	N/A

Year ended December 31, 2022		
	Board of Directors	Executive Committee
Total number of members [1]	13.42	9.06
Number of compensated members [2]	–	9.06
Potential dilution in case of granting all actions to beneficiaries[3]	N/A	N/A

Year ended December 31, 2021		
	Board of Directors	Executive Committee
Total number of members [1]	13.25	8.61
Number of compensated members [2]	–	8.61
Potential dilution in case of granting all actions to beneficiaries[3]	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
(2) Regarding the years of 2021, 2022 and 2023, corresponds to the number of executive officers linked to the Matching program, as provided for in Annual Circular Letter 2023 CVM/SEP, regarding the 2024 exercise, it corresponds to the number of directors linked to Matching and VSP, as provided in the 2023 Annual Circular Letter CVM/SEP.
(3) There will be no dilution when granting shares to beneficiaries, as the Company uses shares held in treasury or shares acquired in the market, observing the current legislation, that is, the Matching and the VSP do not foresee the issuance of new shares within the scope of the plan and, thus, there is no potential dilution of shareholders.

For further information, see item 8.4 of this Reference Form.

8.10. Grant of shares

Forecast for the current reporting year (2024)		
	Board of Directors [4]	Executive Committee
Total number of members [1]	13.50	9.00
Number of compensated members [1]	–	9.00
Grant date	N/A	03/30/2024 – MTC 01/01/2024 – VSP
Number of shares granted[2]	N/A	443.686 – MTC 585.858 – VSP
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant [3]	N/A	70,00– MTC 71,00 – VSP
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	31.057.996,90

Year ended December 31, 2023		
	Board of Directors[4]	Executive Committee
Total number of members [1]	13.25	9.06
Number of compensated members [1]	–	9.06
Grant date	N/A	03/30/2023 – MTC 01/01/2023 - VSP
Number of shares granted[2]	N/A	328.990 – MTC 456.424 – VSP
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant	N/A	81,5328 – MTC 78,73 – VSP
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	62.757.769,20

Year ended December 31, 2022		
	Board of Directors[4]	Executive Committee
Total number of members [1]	13.42	9.59
Number of compensated members [1]	–	9.59
Grant date	N/A	03/30/2022 – MTC 01/01/2022 – VSP
Number of shares granted[2]	N/A	170,730
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant	N/A	96,0330 – MTC 73,27 – VSP
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	66.366.589,18

Year ended December 31, 2021		
	Board of Directors[4]	Executive Committee
Total number of members [1]	13.25	8.61
Number of compensated members [2]	–	8.61
Grant date	N/A	03/29/2021– MTC 01/01/2021 – VSP
Number of shares granted	N/A	238.697 – MTC 509.790 – VSP
Maximum deadline for delivery of shares	N/A	3 years
Term of restriction on the transfer of shares	N/A	N/A
Fair value of shares on the date of the grant	N/A	96.5561 – MTC 71,72 - VSP
Multiplication of the number of shares granted by the fair value of the shares on the date of the grant	N/A	12,891,063.05

(1) Total number of members and number of paid members determined according to item 8.2, as provided in the 2023 Annual Circular Letter CVM/SEP.
(2) Refers to the estimated number of shares to be delivered by the Company to executives at the end of the cycles as an award under the Matching and VSP programs, provided that the executive has met the participation and permanence rules (in the case of Matching: having acquired the shares with own resources and kept them in their possession for three years). For VSP purposes, a performance factor equivalent to 100% was used.
(3) Estimated value for the grant in 2024, as used for the calculation of the Executive Committee's remuneration proposal for the year 2024.
(4) The remuneration of the Board of Directors does not include variable remuneration items and, therefore, there is no grant of shares.

For further information, see item 8.4 of this Reference Form.

8.11. Shares yielded

Year ended on December 31st, 2023		
	Board of Directors	Executive Committee
Total number of members [1]	13.25	9.59
Number of members receiving compensation [2]	–	9.59
Number of shares[3]	0.00	441,861
Weighted average purchase price [4]	0.00	R$ 85.33
Weighted average market price of the stock purchased [5]	0.00	R$ 85.33
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	0.00	–

1) The total number of members corresponds to the annual average number of members of the aforementioned management body, monthly calculated according to item 8.2.

(2) Corresponds to the forecast number of members linked to Matching, as set out in the CVM/SEP Annual Circular Letter 2023.
(3) This is the number of shares delivered by the Company to the members of the Executive Committee, as the award of the Matching program started in 2020. This item considers only the Matching Program, since until the fiscal year of 2023 there was no delivery of shares to executives under the VSP.
(4) This is the price of the share issued by the Company, acquired for the purposes of the Matching award, cycle 2020, which took place in 2023.
(5) Considering that the shares issued by the Company are acquired on the market, the average price is the same as the previous line.

Year ended on December 31st, 2022		
	Board of Directors	Executive Committee
Total number of members (1)	13.42	9.59
Number of members receiving compensation (2)	-	9.59
Number of actions (3)	0.00	335,585
Weighted average purchase price (4)	0.00	R$105.07
Weighted average market price of the stock purchased (5)	0.00	R$105.07
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	0.00	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
(2) Corresponds to the number of members linked to the Matching program, as provided in the 2023 Annual Circular Letter CVM/SEP.
(3) This is the number of shares delivered by the Company to the members of the Executive Committee, as the award of the Matching program started in 2018. This item considers only the Matching Program, since until the fiscal year of 2023 there was no delivery of shares to executives under the VSP.
(4) This is the price of the share issued by the Company, at the end date of the 2018 Matching cycle, for awards in 2021.
(5) Considering that the shares issued by the Company were acquired in the market, the average price is equal to the previous line.

Year ended December 31, 2021		
	Board of Directors	Executive Committee
Total number of members(1)	13.25	8.61
Number of members receiving compensation(2)	-	8.61
Number of actions (3)	0.00	296,314
Weighted average purchase price (4)	0.00	R$ 101.60
Weighted average market price of the stock purchased (5)	0.00	R$101.60
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the stock purchased	0.00	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 8.2.
(2) Corresponds to the number of members linked to the Matching program, as provided in the 2023 Annual Circular Letter CVM/SEP.
(3) That is a total of 132,157 shares related to the Matching cycle started in 2016 (whose payment was suspended in 2019 and happened only in 2020) and 300,763 shares related to the cycle started in 2017 (with payment originally scheduled for 2020). This item considers only the Matching Program, since until the fiscal year of 2023 there was no delivery of shares to executives under the VSP.
(4) This is the simple average between the weighted average price of the 2016 cycle (whose payment was suspended in 2019 and happened only in 2020), which was R$ 46,35 and the weighted average price of the 2017 cycle (with payment originally scheduled for 2020), which was R$41,47.
(5) Considering that the shares issued by the Company were acquired in the market, the average price is equal to the previous line.

8.12. Stock and option pricing methods

Item not applicable in relation to items 8.5 to 8.8 of this Reference Form, considering that Vale's share-based compensation plans do not include the granting of stock options.

For the purposes of items 8.9 to 8.11, the amounts paid and shares delivered in the Matching Program were considered, since VSP has not yet resulted in the granting or awarding through the delivery of actual shares so far.

The Company also clarifies that, to benefit from the Matching program, it can use shares directly on the market or treasury shares. For the VSP, only shares will be delivered from the cycle started in 2021, and award of which will take place in 2024, for which the Company may also purchase shares directly in the market or in its treasury.

The information on the number of shares delivered and weighted average price, reported in item 8.11, consists of the total number of shares that were awarded by the Company to members of the Executive Committee in the year in question, through the Matching program, as described in item 8.4 of this Reference Form.

8.13. Shares, quotas and other securities convertible in shares or quotas, held by members of the board of directors, the statutory board of executive officers or the fiscal council

Shareholders as of December 31, 2022	ON
Board of Directors (1)	98,007
Executive Committee (2)	2,039,521
Fiscal Council	10,435
Total(3)	2,147,963

(1) Includes 790 shares in American Depositary Receipts ("ADRs"), on the New York Stock Exchange, issued by Vale.
(2) Includes 134,919 shares in the form of ADRs, on the New York Stock Exchange, issued by Vale.
(3) Includes 135,709 shares in ADRs, on the New York Stock Exchange, issued by Vale.

8.14. Pension plans

According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed remuneration, into Valia - Fundação Vale do Rio Doce de Seguridade Social ("Valia"), or in another supplementary pension plan at the choice of the member of the Executive Committee.

In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia	Board of Directors	Executive Committee	Total
Number of members (1)	-	10 members	-
Total number of paid members	-	10 members	-
Name of the Plan	Benefit Plan Vale Mais		
Number of administrators who qualify for retirement	-	4, of whom (i) 2 per Normal Retirement Income and (ii) 2 per Early Retirement Income.	-
Conditions for early retirement	-	▪ be at least 45 years of age; ▪ to have at least 5 years of uninterrupted enrollment with Valia, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); ▪ have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in the pension plan until the end of the last reporting year, minus the portion	-	R$ 19.859.243,57 (2)	-

Valia	Board of Directors	Executive Committee	Total
related to contributions made directly by the administrators			
Accumulated total amount of contributions made during the last reporting year, minus the portion related to contributions made directly by the administrators	-	R$ 2.699.418,61 (3)	-
Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Vale Mais Plan shall be eligible to receive the redemption. The redemption value will be equal to 100% of the participant's account + 1% of the sponsor's account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that account.	-

(1) Corresponds to the number of directors and officers, as applicable, linked to the retirement plan, as provided for in Annual Circular Letter 2023 CVM/SEP.
(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2022.
(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the reporting year of 2023.

8.15. Minimum, average and maximum remuneration

Board of Directors	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)(2)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2023 (1)	13.25	13.25	2,752,998.17	902,521.11	1, 593,842.05
2022 (1)	13.42	13.42	2,578,118.67	759,315.96	1,345,027.80
2021 (1)	13.25	13.25	2,042,308.16	765,011.50	1,181,522.42

(1) The members of the Board of Directors with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for effective members.
(2) The Company reminds that from 2022 the values are reported according to a new methodology, on an accrual basis and no longer on a cash basis, that is, for 2022 and 2023, the values are presented according to accounting provisions and no longer according to payments effectively made to executives in the year of exercise.

Executive Committee	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)(2)	Amount of the lowest individual annual compensation (R$)(3)	Average amount of the individual annual compensations (R$)(4)
2023 (1)	9,06	9,06	52.679.121,47	6.962.648,60	18.643.521,55
2021(1)	9.59	9.59	59,948,669.98	7,351,596.64	21,375,533.70
2021(1)	8.61	8.61	55,144,333.69	11,309,940.55	21,394,892.66

(1) Amounts without charges.
(2) The highest individual compensation refers to a member with 12 months of activity in the company in the year of exercise. The company recalls that, since 2022, the values are reported according to the new methodology, on an accrual basis and no longer on a cash basis, that is, for 2022 and 2023, the values are presented according to accounting provisions and no longer according to payments actually made to the executives in the exercise.

The Company clarifies that the maximum individual compensation for the year 2021 was affected by the positive results of the Company in that year, as 87% of the maximum compensation reported referred to payments connected to the Company's performance, the main ones referring to: (i) Matching Program: having paid a share price of R$ 101.60, higher than the original estimate, (ii) bonuses for the year 2020: which had the results of its calculation above the target amount, both in reaching collective goals and individual performance, as well as overall performance in the Company; and (iii) virtual dividends: which were paid in line to the communications and amounts disclosed by the Company to distribute dividends and/or interest under the capital of its shareholders in 2021.

(3) The lowest individual remuneration refers to a member with 12 months of activity in the year, considering the guidance to exclude members who have served for less than 12 months in the year of exercise.

(4) The average remuneration refers to the total paid to the members of the Executive Committee in the year of exercise, divided by the count of active members in the same year, according to the guidance of the Annual Circular Letter 2023 CVM/SEP.

Fiscal Council	Total number of members	Number of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2023 (1)	5.00	5.00	335,529.77	335, 529.77	335, 529.77
2022 (1)	5.00	5.00	326,794.51	326,794.51	326,794.51
2021 (2)	5.00	5.00	314,510.58	314,510.58	314,510.58

(1) Amounts without charges. The members of the Fiscal Council with the highest and lowest individual compensation were compensated for 12 months in the period.

(2) Amounts without charges. The members of the Fiscal Council with the highest individual compensation were compensated for 12 months in the period, while the member with smallest individual compensation was compensated for 9 months in the period.

8.16. Mechanisms for compensation/indemnification

The severance package for the members of the Company's Executive Committee considers values set individually for indemnity and non-competition (unavailability period), for cases of termination, non-renewal of the contract and retirement, in such a way that, within a pre-established range (in number of base monthly fees of the executive). It is up to the Board of Directors to deliberate on the exact amount to be granted to each executive, both for indemnity and non-competition, which allows the Company to establish indemnity amounts compatible with the complexity of the position, maturity of the executive in the role and performance in the conduct of results.

Severance payments also consider the payment of short and long term variable remuneration programs that are in effect at the time of the executive's dismissal, which are paid proportionally to the period worked.

Vale does not enter into any other contractual arrangements, insurance policies or other instruments that structure remuneration or indemnity mechanisms in case of dismissal from office with the members of the Board of Directors and the members of the Fiscal Council, other than those described in this Reference Form.

8.17. Percentage related parties in compensation

	2024 (forecast)	2023	2022 (1)	2021
Board of Directors	N/A	N/A	N/A	17.9%
Executive Committee	N/A	N/A	N/A	-
Fiscal Council	N/A	N/A	N/A	-

(1) On November 9, 2020, the Vale's Shareholders' Agreement entered into on August 14, 2017 was extinguished and Vale no longer has controlling shareholders. The effect of the extinction of the Shareholders' Agreement on the remuneration of the members of the Board of Directors occurred in April 2021, at the time of Vale's Annual General Meeting, therefore, the percentage presented for the year 2021 already reflects this extinction in April 2021.

8.18. Compensation – Other functions

There was no payment in the last 3 social years, and there is no provision for payment for the current reporting year, compensation for members of the Board of Directors, the Executive Committee or the Fiscal Council for any reason other than the functions they hold.

8.19. Recognized remuneration of the controlling shareholder

Not applicable. In the event that members of the Board of Directors, Executive Committee or Fiscal Council of Vale perform any activity in companies under common control or controlled by Vale, any fees proposed to the appointed member are waived, considering that the management function has already been it is part of their initial attributions as employees of Vale, therefore, there should be no accumulation of remuneration.

8.20. Other relevant information

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis as of the fiscal year relating to 2022, with the purpose of aligning the compensation amounts with the estimates of the amounts subject to provision in the financial statements. Thus, the values for the fiscal year of 2021 are presented according to the cash basis; while the values for the fiscal years of 2022, 2023 and 2024 (the latter as a forecast) are presented according to the accrual basis.

EXHIBIT V - Filing and Justification for FRD merger into Vale; Service proposal by Macso Legate Auditores Independentes for the FRD Valuation Report; Appraisal Report on the Accounting Shareholders' Equity of FRD; Information on the merger, pursuant to Resolution 81, Annex I; Information on the appraisers, pursuant to Resolution 81, Annex L.

FILING AND JUSTIFICATION FOR MERGER OF FLORESTAS RIO DOCE S.A. INTO VALE S.A.

VALE S.A., a publicly-held corporation, with head office at Praia de Botafogo, nº 186, rooms 1101, 1701 and 1801, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, registered at CNPJ/ MF under nº 33.592.510/0001-54 and registered at the Chamber of Commerce of the State of Rio de Janeiro – JUCERJA under NIRE 33.3.0001976-6, herein represented by its Executive Vice-Presidents Mr. Alexandre Silva D´Ambrosio, Brazilian, married, lawyer, bearer of identity card nº 7.124.595-9, issued by the SSP/SP, registered at CPF/MF by the No 042.170.338-50; and Gustavo Duarte Pimenta, Brazilian, married, economist, bearer of identity card nº 5762765, issued by the SSP/MG, registered at CPF/MF by the No 035.844.246-07, both with business addresses at Praia de Botafogo nº 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to as "**VALE**" or "**Company**".

FLORESTAS RIO DOCE S.A., privately held corporation, with head office at Serra do Esmeril, n/nº, Cauê, Campestre, in the city of Itabira, state of Minas Gerais, CEP 35.900-900, registered at CNPJ/MF under nº 17.308.602/0001 -03 and registered at the Chamber of Commerce of the State of Minas Gerais - JUCEMG under NIRE 31.3.0002857-7, herein represented by its Directors Mr. Sérgio Cláudio da Costa Rodrigues, married, biologist, bearer of identity card nº 4.592.947, issue by ES, registered at CPF/MF under nº 833.291.027-72, and Bruno de Souza Manso, Brazilian , married, administrator, bearer of identity card nº 20485204/CRA-RJ, registered at CPF/MF under nº 072.594.607-50, both residents and domiciled in the city and state of Rio de Janeiro, with business address at Praia de Botafogo, nº 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to as "**FRD**" or "**Absorbed Company**".

VALE and **FRD** hereinafter referred to together as "**Companies**" or "**Parties**", hereby enter into this Filing and Justification for Merger ("Filing and Justification for Merger"), which substantiates the agreed conditions in relation to the merger of **FRD** by **VALE**, under the terms and for the purposes of articles 224, 225, 227 and 264 of Law no. 6,404, dated 12/15/76 ("**Brazilian Corporations Law**") and other applicable legal provisions ("Merger"), as follows:

CLAUSE ONE – JUSTIFICATION OF THE MERGER

1.1. **VALE** is the sole holder of all shares issued by **FRD**. Therefore, the Merger will lead to direct administration of **FRD's** assets by VALE, in addition to the reduction of the administration costs due to the simplification of the corporate structure involving such Companies, with higher administrative and operational efficiency.

1.2. The management of **VALE** and **FRD** have analyzed alternatives for better conduction of the management activities and policies of **FRD**, taking into account the intention to rationalize financial and operational resources. In this context, it became evidenced that the maintenance of different administrative structures would lead to increase in the operating costs, while implying loss of relevant synergies in the conduction of the matters of interest.

1.3. For such reasons, with the purpose to reduce the operating costs and optimize the administrative and financial organization and the information flow, and considering that **VALE** already holds all of the shares issued by **FRD**, **VALE** and **FRD** intend to undertake the Merger.

1.4. For this purpose, and considering the current organizational structure of **FRD**, the most advantageous alternative for the Parties is the Merger of **FRD** by **VALE**. This Merger operation will enable better use of synergies, reduction of operating costs and increase of efficiency, as well as improved management and administration of **FRD**'s business.

1.5. The Merger will allow **VALE** to absorb all the assets and liabilities that are part of **FRD's** equity, with economic and tax effects as of the date of the approval of the Merger by the Companies' shareholders. After the completion of the Merger, **FRD** will be dissolved for all legal purposes, and **VALE** will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts, which currently consist of **FRD's** assets and liabilities, once the Merger is completed, shall be reflected in **VALE's** accounting books, transferred to the corresponding accounts, subject to any necessary adjustments.

CLAUSE TWO – OBJECT AND BASE DATE OF THE TRANSACTION

2.1. The purpose of the transaction is the full merger of **FRD's** equity into **VALE**, with the consequent dissolution, automatically, for all legal purposes and effects, of the **Absorbed Company**, which will be succeeded in all its rights and obligations by the **Company**, pursuant to article 227 of the Brazilian Corporations Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporations Law.

2.2. For the purposes of the present Merger, 11/30/2023 will be considered as the base date ("**Base Date**"), the date of determination of the net equity formed by **FRD**'s assets, which will serve as the basis for the Merger of the **Absorbed Company's** net assets by the **Company.**

CLAUSE THREE – VALUATION OF THE ABSORBED COMPANY'S NET EQUITY

3.1. In compliance with the legal requirements, mainly the provisions in articles 8 and 227 of the Brazilian Corporations Law, the **Merger** is based on the valuation of the net equity of the **Absorbed Company**, at book value, based on the balance sheet of the **Absorbed Company** raised on the Base Date.

3.2. Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, at Rua Bela Cintra, 1.200 – 2nd floor, registered at CNPJ/MF under nº 23.037.018/0001-63 and registered at the Regional Council of Accounting of the State of São Paulo under No. CRC 2SP033482/O-3 and the Securities and Exchange Commission - CVM under No. 12432, with its constituent acts registered at the 9th Document and Civil Registry Notary Public Office of the Legal Entities of the Capital of the State of São Paulo under nº 41.387, in a session on 08/06/2015, and subsequent amendments ("Specialized Company"), was contracted for the valuation of the net equity of the **Absorbed Company**, and prepared the valuation report of the net equity of the **Absorbed Company** dated 01/19/2024, in accordance with articles 8, 226 and 227 of the Brazilian Corporations Law, at book value, based on the assets and liabilities in **FRD's** balance sheet prepared on 11/30/2023 ("Valuation Report"), which is provided in Exhibit I to this Filing and Justification for Merger. The contracting of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as applicable, by the shareholders of the **Company** and the **Absorbed Company**.

3.3. The Specialized Company valued the **Absorbed Company's** net assets at book value, according to the balance sheet drawn up by the **Absorbed Company** on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil.

3.4. According to the information in the Valuation Report prepared by the Specialized Company, the book value of the **Absorbed Company**'s nets assets, on the Base Date, corresponds to R$ 48,141,006.35 (forty-eight million, one hundred and forty-one thousand and six reais and thirty-five cents).

CLAUSE FOUR – CAPITAL STOCK OF THE ABSORBED COMPANY AND THE BASIC CONDITIONS OF THE MERGER

4.1. The **FRD's** capital stock, fully subscribed and paid off, is R$ 38,398,024.80 (thirty-eight million, three hundred and ninety-eight thousand and twenty-four reais and eighty cents), represented by 16,928 (sixteen thousand, nine hundred and twenty-eight) common, nominative shares with no par value, all held by **VALE** and free and clear of any liens or encumbrances.

4.2. **FRD's** net equity will be transferred to **VALE's** at the respective value in the accounting book, once as the **Company** is the sole shareholder of the **Absorbed Company**, its net equity already belongs exclusively to that company, represented in the **Company's** assets by the value of the shares issued by **FRDSA**. Once all 16,928 (sixteen thousand, nine hundred and twenty-eight) common, nominative shares with no par value issued by the **Absorbed Company** and owned by the **Company** as a result of the Merger are extinguished, their respective value will be replaced in **VALE**'s accounting books by the value of the net equity of **FRDSA**.

4.3. The equity variations determined by the **Absorbed Company** in relation to the values of the assets and liabilities to be transferred to the **Company** in the period between the Base Date and the date of completion of the Merger, will be recorded in the commercial and tax records of the **Absorbed Company**, with no solution for continuity, and an extinction balance sheet must be prepared on the date of the event for the purposes of compliance with legislation, when the relevant transfer will be made to the accounting and tax books of the **Company**.

4.4. Taking into account the provisions of item 4.2 above, the intended Merger will not result in capital increase or issuance of new shares by the **Company**.

4.5. With the Merger and the consequent legal extinction of the **Absorbed Company**, the **Company** will assume, unconditionally, without continuity interruption, all assets, rights and obligations of **FRD**, whether legal or conventional, succeeding the latter universally.

CLAUSE FIVE – FINAL PROVISIONS

5.1. The shareholder of the **Absorbed Company** and the shareholders of the **Company** will approve the Merger by means of an Extraordinary General Assembly Meetings of **FRD** and **VALE**, with the respective extinction of the **Absorbed Company** due to the conclusion of the Merger operation, if approved. It is hereby decided that the Merger can be considered effective only if it is approved by the respective shareholders representing the applicable deliberation quorum. Considering that **VALE** is currently the sole shareholder of the **Absorbed Company** and proposes the Merger by signing this instrument, it is not necessary to establish any share exchange relationship and the norms related to the right to withdrawal provided in articles 137, II, and 230 of Brazilian Corporations Law will not be applicable.

5.2. **VALE**, as the **Company** of **FRD**, will be responsible the fulfillment of all acts necessary to implement the Merger, including registration and publication of the corporate acts related to the Merger, cancellations, filings, registration, communications and improvement of the Merger before the public agencies and competent authorities. The **Company's** administration will also be responsible to keep the **Absorbed Company's** tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required in the applicable legislation.

5.3. The administrations of the **Absorbed Company** and the **Company** understand that the intended Merger operation serves the interests of the **Absorbed Company**, the **Company** and their respective shareholders, and therefore, recommend its implementation.

5.4. This Filing and Justification for Merger may be amended only by means of an instrument in writing, signed by all Parties, which subject to the corporate approvals mentioned in item 5.1 herein, as applicable.

5.5. The exhibits to this Filing and Justification for Merger are considered inseparable part of this instrument for all purposes and effects.

5.6. If any clause, provision, term or condition of this Filing and Justification for Merger is considered null and void, the other clauses, provisions, terms and conditions not affected by such invalidation will remain in force.

5.7. This Filing and Justification for Merger will be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.8. The Court of the District of the Capital of the State of Rio de Janeiro is hereby elected to solve any questions or issues arising from this instrument, upon waiver to any other, no matter how privileged it might be.

*****

In witness whereof, the parties sign this instrument for a single purpose together with the two undersigned witnesses.

Rio de Janeiro, February 22nd, 2024.

VALE S.A.

________________________________	________________________________
By: Alexandre Silva D'Ambrosio	By: Gustavo Duarte Pimenta
Position: Executive Vice-President	Position: Executive Vice-President

FLORESTAS RIO DOCE S.A.

________________________________ ________________________________

By: Sérgio Cláudio da Costa Rodrigues Position: Director	By: Bruno de Souza Manso Position: Director

Witnesses:

____________________________________ e: :ity: MF:	____________________________________ e: :ity: MF:

ANNEX I
Information required by CVM Resolution No. 81, of March 29, 2022

1. Filing and justification of the operation, in accordance with articles 224 and 225 of Law No. 6,404, of 1976.

The Filing and Justification for the merger of Florestas Rio Doce S.A. ("FRD") into Vale S.A. ("Vale" or "Company", "Filing and Justification of the Merger", respectively) is available in Exhibit V of the Management Proposal for the Annual and Extraordinary Shareholders' Meetings ("Management Proposal").

The assets and liabilities that will compose FRD are described in clause three and four of the Filing and Justification of Merger.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the companies remaining or resulting from the operation, filed at the company's headquarters or of which the company's controller is a party.

Not applicable.

3. Description of the operation, including:

a. Terms and conditions

It is proposed the merger of FRD into Vale ("Merger"), holder of all the shares issued by FRD, succeeding the merged company in all its rights and obligations, in accordance with article 227 of the Corporate Law.

FRD will be extinguished for all legal purposes, and Vale will be its successor, as of the date of approval of the merger, in all its rights, goods and obligations, with no interruption.

b. Obligations to compensate: (i) the officers of any of the companies involved; (ii) if the transaction is not completed.

There is none.

c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the operation.

The Merger will not result in changes to the rights, advantages, and restrictions of the shares issued by Vale. As the merged company will be extinguished with the merger, its shares will be extinguished due to the transaction.

d. Possible need for approval by debenture holders or other creditors

Approval of the Merger does not require approval of Vale or FRD debenture holders or other creditors.

e. Active and passive elements that will form each portion of the equity, in the event of a spin-off

Not applicable.

f. Intention of the resulting companies to obtain registration as a securities issuer

Not applicable, as Vale is and will continue to be registered as a publicly-held company, issuing category A securities.

4. Plans for conducting social business, notably with regard to specific corporate events that are intended to be promoted.

FRD shall be dissolved for all legal effects, and Vale shall assume, as of said date, all rights, property and obligations without interruption.

Vale will continue to engage in the activities listed as its purpose and shall continue to be registered as a publicly traded corporation.

5. Analysis of the following aspects of the operation:

a. Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

The Merger process is being proposed in line to simplify the corporate structure, considering, mainly, that FRD has been a non-operational company since 2001. The objective of the Merger is to reduce costs related to business management and increase business synergies.

b. Costs

Vale's management estimates total costs for Merger will come to approximately R$ 70,000.00, including costs for publications, appraisers and other consultants hired for the process.

c. Risk factors

Following the Merger, Vale will assume, as universal successor, all the assets and liabilities of FRD, whose net equity, according to the Valuation Report, is R$ 48,141,006.35 (forty-eight million, one hundred and forty-eight one thousand, six reais and thirty-five cents). In any case, Vale does not foresee any relevant risks in relation to the Merger.

d. If it is a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

Not applicable.

e. Replacement ratio

Vale is the direct holder of 100% (one hundred percent) of the issued FRD shares, at the time of the merger. Thus, the Merger will not result in an increase in the Company's capital nor in any change to shareholders' ownership There is thus no comment to be made with regard to exchange.

f. In transactions involving controlling companies, subsidiaries or companies under common control: (i) Share exchange ratio calculated in accordance with art. 264 of Law No. 6,404, of 1976; (ii) Detailed description of the process of negotiating the replacement relationship and other terms and conditions of the operation; (iii) If the operation was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of participation in a controlling block: (a) comparative analysis of the substitution ratio and the price paid in the acquisition of control; (b) reasons justifying possible differences in assessment in different operations; (iv) Justification of why the substitution relationship is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the operation or, if the substitution relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.
Vale is directly holds 100% (one hundred percent) of the shares issued by FRD, at the time of the merger, so that the merger does not result in an increase in the Vale's capital, or in a change in the stake of its shareholders. Therefore, no substitution relationship is applicable to the Merger.

6. Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the operation was discussed, including any dissenting votes.

The transaction was discussed at the Vale Board of Directors Meeting held on February 22, 2024.

Furthermore, the Merger was also the subject of a meeting of Vale's Fiscal Council, which culminated in the issuance of an Opinion dated February 21, 2024.

The minutes of the Board of Directors Meeting and the Opinion issued by the Fiscal Council are available in the Exhibit V of the Management Proposal.

7. Copy of studies, presentations, reports, opinions, legal opinions or evaluation reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.

The valuation report, at book value, of FRD's net equity to be transferred to Vale as a result of the merger was prepared by Macso Legate Auditores Independentes, being an integral part of the Merger Protocol, which is available in Annex V of the Management Proposal.

8. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation.

There is none.

9. Draft statutes or statutory changes of companies resulting from the operation

The Merger will not lead to any changes.

10. Financial statements used for the purposes of the operation, in accordance with the specific norm

The balance sheet of Florestas Rio Doce S.A. used for the purpose of the transaction was prepared on the Base Date of November 30, 2023, according to information contained in the respective valuation reports of each of the companies.

11. Pro forma financial statements prepared for the purposes of the operation, in accordance with the specific norm

Not applicable pursuant to article 16 of CVM Resolution 78/2022 since there will be no dilution of Vale shareholders.

12. Document containing information about the companies directly involved that are not publicly-held companies, including: (a) risk factors, in accordance with items 4.1 and 4.2 of the reference form; (b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, in accordance with item 5.4 of the reference form; (c) Description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, in accordance with item 15 of the reference form; (e) Description of the share capital, in accordance with item 17.1 of the reference form.

(a) risk factors, in accordance with items 4.1 and 4.2 of the reference form

Among the Company's risk factors, there are no specific items attributable exclusively to FRD.

(b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, in accordance with item 5.4 of the reference form

Not applicable.

(c) Description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form

In 1968, FRD was created to operate in the cellulose market, and, after three decades of operation, in the early 2000s, with the market slowdown, it began the process of closing its forestry activities. In 2003, it formalized the closure of its activities and became a non-operational company of the Vale Group.

(d) Description of the economic group, in accordance with item 15 of the reference form

Vale directly holds 100% (one hundred percent) of the shares issued by FRD.

(e) Description of share capital

Vale is the holder of all 16,928 (sixteen thousand, nine hundred and twenty-eight) common shares, all nominative and with no par value, issued by FRD.

13. Description of the capital structure and control after the operation, in accordance with item 15 of the reference form

Vale's capital structure and control will not change as a result of the merger since the Company will not be issuing any new shares.

14. Number, class, kind and type of securities of each company involved in the operation held by any other companies involved in the operation, or by persons linked to these companies, as defined by the rules that deal with public offers for the acquisition of shares

Within the scope of the Merger, the net equity of FRD, a wholly-owned subsidiary of Vale, will be transferred Vale at the respective value of the accounting books since, as the Company is the sole shareholder of FRD, its net equity already belongs exclusively to Vale, being represented in the merger's assets by the value of the shares issued by FRD. Once all 16,928 (sixteen thousand, nine hundred and twenty-eight) common shares, all nominative and with no par value, issued by FRD and owned by Vale, as a result of such merger are extinguished, their respective value will be replaced in Vale's accounting books by the own value of FRD's net assets.

Vale's share capital is R$ 77,300,000,000.00 (seventy-seven billion, three hundred million reais), divided into 4,539,007,580 (four billion, five hundred and thirty-nine million, seven thousand, five hundred and eighty) book-entry shares, and will not change as a result of the merger.

15. Exposure of any of the companies involved in the operation, or of people linked to them, as defined by the rules that deal with public offerings for the acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the operation
Not applicable.

16. Report covering all businesses carried out in the last 6 (six) months by the people indicated below with securities issued by the companies involved in the operation:

a. Companies involved in the operation

The company Florestas Rio Doce S.A. has not carried out, in the last 6 (six) months, any transactions for the purchase or sale of securities issued by Vale.

b. Parties related to companies involved in the operation

Not applicable.

17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated under the terms of CVM Guidance Opinion No. 35, of 2008.

Not applicable, considering that Vale directly holds 100% (one hundred percent) of the shares representing the share capital of the company FRD, so the Merger will not result in an increase in the Company's capital or change in the shareholding of its shareholders. There is, therefore, no substitution relationship to be negotiated.

ANNEX L
INFORMATION ABOUT EVALUATORS
Information required by CVM Resolution No. 81, of March 29, 2022

1. List evaluators recommended by management

The Company's Management appointed the independent auditing firm Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, at Rua Bela Cintra, 1200, 2nd floor, registered with CNPJ/ME under No. 23.037.018/0001 -63, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP033482/0-3, and with the Securities and Exchange Commission – CVM under No. 12432, to carry out the evaluation of the Book Net Equity of Florestas Rio Doce S.A. to the merge into Vale S.A.

2. Describe the training of the recommended evaluators

Macso Legate Auditores Independentes is a multifunctional organization registered with the CVM as an independent auditing firm. It has extensive experience issuing accounting appraisal reports. It has been rendering services to operational companies in Brazil and abroad for over 20 years.

3. Provide copies of work proposals and remuneration of recommended evaluators

Appraiser quotes and fees attached.

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules that deal with this matter

In 2023, Macso Legate Auditores Independentes performed the following services:

- Salobo Metais S.A. and Mineração Onça Puma S.A.

  Service Provided: Valuation of assets and liabilities determined through the accounting books of the Copper and Nickel establishments transferred respectively to Salobo Metais S.A. and Mineração Onça Puma S.A.

- Companhia Siderúrgica de UBU

  Service Provided: preparation of Accounting Valuation Report.

- Vale S.A.

  Service Provided: Assessment of Vale's investments in the affiliated Aliança Norte Energia S.A. calculated through accounting books. Valuation of certain assets (Memorial Brumadinho) calculated through accounting books.

In 2022, Macso Legate Auditores Independentes performed the following services:

- Vale S.A.

  Service Provided: Valuation of certain assets (Land) determined through accounting books to be converted into investments through the payment of capital in Mineração Corumbaense Reunida S.A.

- Associação Memorial Minas Gerais Vale - MMV

  Service Provided: preparation of Accounting Valuation Report.

In 2021, Macso Legate Auditores Independentes performed the following services:

- Tecnored – Tecnologia de Autorredução Ltda.

  Service Provided: preparation of Accounting Valuation Report.

- Vale Manganês S.A.

Service Provided: preparation of Accounting Valuation Report.

- VMB – Vale Metais Básicos S.A.

Service Provided: preparation of Accounting Valuation Report.

- New Steel S.A.

Service Provided: preparation of Accounting Valuation Report.

- Centro Tecnológico de Soluções Sustentáveis S.A.

Service Provided: preparation of Accounting Valuation Report.

- Associação Cultural Canaã dos Carajás - ACC

Service Provided: preparation of Accounting Valuation Report.

- Associação Cultural Vale Maranhão - ACVM

Service Provided: preparation of Accounting Valuation Report.

- Associação Museu Vale - AMV

Service Provided: preparation of Accounting Valuation Report

In 2020, Macso Legate Auditores Independentes performed the following services:

- CPFL Companhia Paulista de Ferro Ligas.

Service Provided: preparation of Accounting Valuation Report

- VALESUL Alumínio S.A.

Service Provided: preparation of Accounting Valuation Report

- Minerações Brasileiras Reunidas S.A.

Service Provided: preparation of Accounting Valuation Report

- Minas da Serra Geral S.A.

Service Provided: preparation of Accounting Valuation Report.

- MSE Serviços de Operação, Manutenção e Montagens Ltda.

Service Provided: preparation of Accounting Valuation Report.

- Retiro Novo Reflorestamento Ltda.

Service Provided: preparation of Accounting Valuation Report.

- Mineração Guariba Ltda.

Service Provided: preparation of Accounting Valuation Report.

- CPP Participações S.A.

Service Provided: preparation of Accounting Valuation Report.

- Empreendimentos Brasileiros de Minerações S.A. – EBM

Service Provided: preparation of Accounting Valuation Report.

- Biopalma da Amazônia S.A. Reforestation Industry and Commerce

Service Provided: preparation of Accounting Valuation Report.

- MS Empreendimentos e Participações Ltda.

Service Provided: preparation of Accounting Valuation Report.

São Paulo, November 20, 2023

À

VALE S.A.
Rio de Janeiro - RJ

Dear Sirs:

We are sending you our proposal to provide services in the preparation of Asset Valuation Reports for the net assets of **Florestas Rio Doce S.A**.

We are at your disposal for any further clarification you may require.

Yours faithfully,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Assinado de forma digital por RUBENS LOPES DA SILVA:04470168904

Rubens Lopes da Silva
CRCSP 1PR 011811/O-1 T SP

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

A - TECHNICAL PROPOSAL

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

1. OBJECTIVE AND SCOPE OF WORK

The purpose of this proposal is to provide accounting valuation services and consequently issue Asset Valuation Reports for **Florestas Rio Doce S.A.**'s net accounting assets and liabilities, for the purposes of corporate reorganization, in accordance with Brazilian corporate law.

The Reports will be issued in accordance with Technical Communication CTG 2002 of November 22, 2018 - Valuation Report Issued by Accountant, approved by the Federal Accounting Council, based on the accounting net worth ascertained through the accounting books, duly signed by the accountants and legal representatives of the company, and includes the following procedures:

- Checking the values of the items against the Company's accounting records on the report's base date.
- Application of analytical review procedures for financial and accounting data.
- Review of information and subsequent events that have or may have material effects on the entity's financial position and operations.

We will develop the examinations on the net assets to be incorporated from the Target Company's balance sheet, comprising, among other procedures:

a. Work planning, considering the accounting system and internal controls.

b. Verification, based on tests, of the evidence and records that support the values to be presented in the report.

c. Evaluation of the representative accounting practices and estimates adopted by the Company's Management related to the amounts presented in the report.

Brazilian and international auditing standards require compliance with ethical requirements and that audit work be planned and performed with the objective of obtaining reasonable assurance that the assets to be demerged are free from material misstatement. The audit process involves performing procedures to obtain audit evidence about the amounts involved in the balance sheet.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management.

Because of the inherent limitations of auditing, together with the inherent limitations of internal control, there is a risk that some material misstatements may not be detected even if audit examinations are properly planned and performed in accordance with auditing standards.

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

2. METHOD OF EXECUTION OF WORK

Considering the demands of the work, we will involve a team composed of experienced accountants, with the necessary qualifications for the execution of the work. Thus, professionals involved with surveys, data consistency, documentation verification, and procedure analysis will act in the project.

We are counting on the help of the accountants responsible for providing all the information, documents, and reports needed to carry out the work.

The work will be supervised by partners and directors of **M/Legate,** who are responsible for the work.

The work will be carried out at the installations of **GRUPO VALE** and of **M/Legate**, according to the release of the documentation of each company or remotely, to safeguard the health and safety of those involved in the work, while situations of risk due to the pandemic remain.

The works will be planned by M/Legate and conducted in harmony with the activities of the **GRUPO VALE**, so as not to cause disturbance to the normal course of its services and working hours established by internal rules.

3. MANAGEMENT RESPONSIBILITY

Our examinations will be conducted on the basis that management recognizes and understands that it is responsible:

a) by the identification and adequate presentation of the assets to be incorporated in accordance with the accounting practices adopted in Brazil;

b) by internal control necessary to ensure that the acquis to be merged is free from material misstatement, whether due to fraud or error; and

c) for providing us:

- access to all relevant information that management is aware of such as records, documentation, and other matters;

- additional information that the auditor may request from management for the purpose of the audit; and

- unrestricted access to persons within the company or other organizations that the auditor determines is necessary to obtain audit evidence.

As part of our audit process, we will request from management, where appropriate, Representation Letters concerning statements made to us in connection with proceedings involving the audit.

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

4. PRODUCT OF WORK AND EXECUTION TIMEFRAME

Product of work

As a result of our work, we will submit to you the Accounting Valuation Reports of the Net Accounting Assets of **Florestas Rio Doce S.A.**, as of the base date of November 30, 2023, prepared in accordance with CTG 2002, approved by the Federal Accounting Council (CFC), in Portuguese and English. Our report will include:

- Identification of Macso Legate as the issuer of the report;
- Intended purpose of the appraisal report;
- Company Identification;
- Extent of audit procedures applied;
- Our conclusions.

Execution Timeframe

We estimate a deadline for execution of 15 days, to be counted as of the availability of all the documentation required for the work, or according to a schedule aligned between the parties.

The availability of all documentation at the beginning of our work and the indispensable information for the performance of our audit is fundamental, so that the results can be generated within the established deadlines.

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

5. OBLIGATIONS OF THE CONTRACTING PARTY AND CONTRACTOR

M/Legate undertakes to present, at the end of the works, to the Management of the **VALE GROUP,** the appraisal report of the company that is the object of the corporate reorganization.

M/Legate undertakes, under penalty of the law, to respect and ensure the confidentiality of information obtained during its work, not disclosing it, under any circumstances, to third parties without the express authorization of **GRUPO VALE**, except when there is a legal obligation to do so. Said confidentiality shall continue even after the end of the contractual commitments.

The **VALE GROUP** is obliged to facilitate to **M/Legate**'s employees, free access to the areas of the buildings where the services will be executed, as well as to the documentation and equipment necessary for the execution of the works.

The **VALE GROUP** is obliged to supply the information, documents, and assistance necessary for the good performance of the services.

LGPD: APPLY the clauses in the service agreement - no. 5500076902

B – COMMERCIAL PROPOSAL

6. FEES

To carry out the work, we propose fees of R$ 12,844.22 (twelve thousand, eight hundred and forty-four reais and twenty-two cents) for each report issued in Portuguese, plus R$ 1,712.57 (one thousand, seven hundred and twelve reais and fifty-seven cents) for the conversion of the report into English, if applicable.

The fees will be invoiced and paid according to the following conditions, set out in 2nd. Amendment to the Service Agreement - no. 5500076902, as follows:

a. After the preliminary report is delivered to Vale, the contractor must issue a measurement bulletin corresponding to the contracted value and send it to **Vale S.A**. for prior approval;

b. Upon delivery of the final report, the contractor shall issue a measurement bulletin with the remainder of the contracted amount for the services.

Vale S.A. will have 5 (five) days to validate the measurement bulletins issued by the contractor, approve the SRF (Service Record Sheet) and send the RF (Billing Report).

After this validation, **M/Legate** shall issue the Invoice until the 10th day of the month following the issue of the Measurement Bulletin and send the Invoice or collection document until the 15th day of the month in which the Invoice was issued. The payment term is 60 (sixty) days after the receipt of the invoice by **Vale S.A**.

The fees were established in contract, according to their situation, being operational or not, and the need for reports in Portuguese and English or only in Portuguese, as defined in section III

7. ACCEPTANCE OF THE PROPOSAL

Once this proposal is accepted, it must be signed by the Legal Representative of the requesting Company in the box below and returned to our company and may be signed with a digital certificate (e-cpf).

Once the present proposal is returned to the contractor, it will take the form of a contract, in accordance with the civil legislation.

And for being fair and agreed, the legal representatives of the Company sign the present proposal, which will be automatically converted into an amendment to the Service Agreement - no. 5500076902.

We look forward to hearing from you,

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR011811/0-1 T SP

7.1 Formalizing the Acceptance

We formalize our acceptance of the present proposal:

Acceptance Place and Date: ______________________

Contractor's Name: ______________________

Contractor's CNPJ: ______________________

Legal Representative's Name: ______________________

CPF: ______________________

Legal Representative's Titles: ______________________

Legal Representative's Signature: ______________________

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

ACCOUNTING EQUITY APPRAISAL REPORT DETERMINED THROUG THE ACCOUNTING BOOKS

BASE DATE – NOVEMBER 30, 2023

FLORESTAS RIO DOCE S.A.

São Paulo, January 19, 2024.

To:
Florestas Rio Doce S.A.
Itabira - MG

Dear Sirs,

In response to your request, we have proceeded the valuation of the Shareholders' Equity formed by all the components of the net assets (Shareholders' Equity) determined through the accounting books of the **Florestas Rio Doce S.A.**, as of **November 30, 2023**, with the aim of supporting its incorporation by **VALE S.A.**

We are available for any necessary clarifications.

Regards,
Macso Legate Auditores Independentes
CRC 2SP033482/O-3
CVM 12432

Rubens Lopes da Silva
Accountant – CRC 1PR011811/O-1 TSP

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel. +55 11 5080-7500 | www.mlegate.com

ACCOUNTING EQUITY APPRAISAL REPORT FOR THE PURPOSES OF INCORPORATION DETERMINED THROUGH THE ACCOUNTING BOOKS

To
Florestas Rio Doce S.A.
Itabira - MG

Audit firm data:

1. **Macso Legate Auditores Independentes,** company established in the city of São Paulo, at Rua Bela Cintra, 1,200 – 2nd floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo Paulo under nº. CRC 2SP033482/O-3, and at the Securities and Exchange Commission – CVM under nº. 12432, with its Articles of Incorporation registered in the 9th. Official of Registration of Titles and Documents and Civil of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 in session of 06/08/2015 and subsequent amendments, represented by its undersigned partner, Mr. **Rubens Lopes da Silva,** accountant, registered with the Regional Accounting Council of the State of São Paulo under nº 1PR011811/O-1 TSP, holder of Identity Card nº 650.893-6 SSP-PR, Registered with the CPF/MF under nº 044.701.689 -04, resident and domiciled in this Capital of the State of São Paulo, with office at the same address as the represented, appointed by the management of **Florestas Rio Doce S.A.** ("**Company**"), registered with the CNPJ/MF under nº. 17.308.602/0001- 03 and with NIRE 31300028577, to carry out the evaluation of the accounting net equity on **November 30, 2023**, in accordance with Brazilian accounting practices, presents below the results of its work.

The aim of evaluation

2. The evaluation of the accounting net equity on **November 30, 2023** of **Florestas Rio Doce S.A**. aims to incorporate the Company into **VALE S.A**., CNPJ 33.592.510/0001-54 and NIRE 33300019766, both belonging to the same economic group, in order to guarantee the corporate reorganization of the group's companies and meeting the requirements of articles 8 and 227 of Law 6,404 of December 15, 1976 and subsequent amendments.

Management's responsibilities for the accounting information

3. The **Company's** Management is responsible for keeping the books and preparing accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls that it determined to be necessary to allow the preparation of such accounting information free from material distortion, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the **Company** is described in **Appendix II** of the valuation report.

Scope of work and responsibilities of the auditor

4. Our responsibility is to express a conclusion on the book value of the **Company's** net assets as of **November 30, 2023**, based on work performed in accordance with Technical Communication CTG 2002 of 11/22/2018 - Valuation Report issued by an Independent Auditor, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures to the balance sheet for the issuance of a valuation report. Accordingly, we have examined the aforementioned balance sheet of the **Company**, transcribed in **Appendix I**, in accordance with the applicable accounting standards, which require compliance with ethical requirements by the auditor and that the work be planned and performed with the objective of obtaining reasonable assurance that the Shareholders' equity determined for the preparation of our valuation report is free from material misstatement.

5. The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the recorded values. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the balance sheet in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our work also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6. Based on the work performed, we conclude that the amount of R$ **48,141,006.35** (forty-eight million, one hundred and forty-one thousand, six reais and thirty-five cents), according to the balance sheet as of **November 30, 2023,** recorded in the accounting books and summarized in **Appendix I**, represents, in all material respects, the accounting Net Equity of **Florestas Rio Doce S.A.**, evaluated in accordance with Brazilian accounting practices.

Others matters

7. In compliance with the requirements of the Brazilian Securities and Exchange Commission (CVM), we hereby inform you that:

   a. In accordance with the professional rules established by the Federal Accounting Council (CFC) through Resolution 821/97, we are not aware of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services we have provided, and which are described above; and

   b. We are not aware of any action by Vale's controlling shareholder or managers aimed at directing, limiting, hindering, or practicing any acts that have or may have compromised access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

São Paulo, January 19, 2024.

Macso Legate Auditores Independentes
CRC 2SP 033.482/O-3
CVM 12432

Rubens Lopes da Silva
Accountant – CRC 1PR011811/O-1 TSP

APPENDIX I – BALANCE SHEET
FLORESTAS RIO DOCE S.A. - (IN REAIS)

We examined the accounting books of **Florestas Rio Doce S.A**. as of **November 30, 2023** and the necessary documents to prepare this appraisal report. Based on this information, we determined that the value of shareholders' equity is **R$ 48,141,006.35** (forty-eight million, one hundred and forty-one thousand, six reais and thirty-five cents), as shown below:

On November 30, 2023	**R$**
Assets	
Current assets	
Cash and cash equivalents	15,434,835.00
Recoverable Taxes	151,255.14
	15,586,090.14
Non current assets	
Judicial deposits	20,857,497.12
Fixed assets	282,000.87
Biological assets	31,508,483.40
	31,790,484.27
	52,647,981.39
Total of the assets	**68,234,071.53**
Liabilities	
Current liabilities	
Suppliers	142,358.56
Taxes payable	43,401.11
	185,759.67
Non current liabilities	
Deferred taxes	11,512,609.01
Provisions for litigations	8,394,696.50
	19,907,305.51
Total of the liabilities	**20,093,065.18**
Net Equity	
Share capital	38,398,024.80
Legal reserve	3,188,921.88
Tax incentive reserve	3,672,663.45
Profit for the period	2,881,396.22
Total of the net equity	**48,141,006.35**
Total of the liabilities and net equity	**68,234,071.53**

APPENDIX II
FLORESTAS RIO DOCE S.A. – NOVEMBER 30, 2023 (IN REAIS)

The details of the balance sheet and the accounting policies adopted by the Company are described below. The accounting policies, estimates and judgments are the same as those adopted in the preparation of the last annual financial statements.

ASSETS

1. Cash and cash equivalents

On November 30, 2023	Current	Non Current	Total
Bank account	54,036.70	-	54,036.70
Financial investments	15,380,798.30	-	15,380,798.30
	15,434,835.00	**-**	**15,434,835.00**

Cash and cash equivalents comprise cash on hand, liquid and immediately redeemable deposits, financial investments with insignificant risk of change in value. On November 30, 2023, the Company had R$15,380,798.30 invested in CDBs. The financial investments are readily convertible into cash and are indexed to the interbank deposit certificate rate ("DI rate" or "CDI").

2. Accounts receivable

Em 30/11/2023	Current	Non Current	Total
Accounts receivable - Third parties	1,039,963.63		1,039,963.63
Provisions for doubtful debts	(1,039,963.63)		(1,039,963.63)
	-	-	-

The amount of accounts receivable relates to old transactions for the sale of timber and land to Florestas' clients, which have remained open. The amount is fully provisioned for loss due to the low chance of collection.

3. Recoverable Taxes

On November 30, 2023	Current	Non Current	Total
IRPJ and CSLL - Collected by estimate	47,985.33	-	47,985.33
IRPJ and CSLL - Recoverable	61,547.87	-	61,547.87
Income tax over financial investments	41,721.94	-	41,721.94
	151,255.14	-	151,255.14

4. Judicial deposits

On November 30, 2023	Current	Non Current	Total
Labor	-	139,805.03	139,805.03
Taxes	-	3,564,647.67	3,564,647.67
Social security	-	17,671,724.27	17,671,724.27
Other - (*)	-	(518,679.85)	(518,679.85)
	-	20,857,497.12	20,857,497.12

(*) – Receipt of Judicial Deposit (In the process of identification by the legal department).

Judicial deposits are related to provisions and contingent liabilities. The Company is required by law to make judicial deposits to guarantee potential payments for contingencies. Judicial deposits are monetarily restated and recorded in the Company's non-current assets until a court decision is made to redeem these deposits by one of the parties involved.

5. Investments

On November 30, 2023	Current	Non Current	Total
Investments in other companies	-	3,251.76	3,251.76
Adjustment at market value	-	152,489.11	152,489.11
Provision for losses on investments	-	(155,740.87)	(155,740.87)
	-	-	-

The value of the investment refers to shares in the FUNRES fund, currently FUNDES - Espírito Santo Development Fund, managed by BANDES - Espírito Santo Development Bank. The value of the investment has been provisioned for loss.

Accounting Policy: Financial instruments are measured at fair value through profit or loss unless certain conditions permitting subsequent measurement at fair value through other comprehensive income or amortized cost are met. Financial liabilities are initially measured at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost and adjusted using the effective interest rate method.

6. Fixed assets

On November 30, 2023	Non Current
Land	282,000.87
	282,000.87

The balance of fixed assets refers to the Capoeirão farm, located in the municipality of Itabira, with an area of 585.7973 ha, and registration number 5.538.

7. Biological assets

On November 30, 2023	Non Current
Total cost	31,594,792.62
Accumulated exhaustion	(86,309.22)
	31,508,483.40

Biological assets are represented by eucalyptus/pine forests and were measured at fair value, as established by CPC 29 - Biological Assets and Agricultural Products.

In November 2023, engineer Sérgio Kruger Thomaz, CREA 13760-D, issued the Technical Report on Reforestation, with the aim of generally characterizing the wood volume of the different Pinus spp forestry projects, all belonging to the company Florestas Rio Doce S/A and located in the municipality of Itabira (MG).

This report was drawn up in accordance with the standards established by the Brazilian Association of Technical Standards (ABNT), whose studies, field surveys and current situation of the properties were characterized "in loco". As a result, the value of the biological asset was increased to R$ 31,508,483.40.

The fair value of the Company's biological assets was measured at the market value of the eucalyptus and pine trees, net of selling costs, as practiced in the state of Minas Gerais. These values are remeasured annually and differences in fair value are recognized in the income statement under "Other operating income".

Accounting policy - When the fair value of biological assets can be determined, the Company initially recognizes these assets at cost, and subsequently at fair value less costs to sell. Gains and losses resulting from the remeasurement of fair value less selling expenses, made at each balance sheet date, are recognized in the income statement under "Other operating income (expenses)".

LIABILITIES

8. Suppliers

On November 30, 2023	Current	Non Current	Total
Suppliers - Third parties	142,358.56	-	142,358.56
	142,358.56	**-**	**142,358.56**

9. Taxes payable

On November 30, 2023	Current	Non Current	Total
IRPJ payable	6,132.79	-	6,132.79
CSLL payable	3,679.68	-	3,679.68
PIS payable	1,836.39	-	1,836.39
COFINS payable	11,300.77	-	11,300.77
IRRF over services payable	605.24	-	605.24
PIS, COFINS, CSLL over services payable	5,776.77	-	5,776.77
ISS over services payable	3,879.61	-	3,879.61
INSS over services payable	10,189.86	-	10,189.86
	43,401.11	**-**	**43,401.11**

10. Deferred taxes

Em 30/11/2023	Current	Non Current	Total
IRPJ deferred		8,465,153.73	8,465,153.73
CSLL deferred		3,047,455.28	3,047,455.28
	-	**11,512,609.01**	**11,512,609.01**

Accounting policy: Income taxes are calculated using the rate in force in Brazil, which is 34%. Deferred income taxes are recognized based on temporary differences between the book value and the tax base of assets and liabilities, as well as tax losses. Deferred tax assets arising from tax losses and temporary differences are not recognized when it is not probable that future taxable profits will be available against which the deductible temporary differences can be used. Current tax and deferred tax are recognized through profit or loss.

11. Provisions for litigations

On November 30, 2023	Current	Non Current	Total
Labor	-	243,846.26	243,846.26
Civil	-	74,813.90	74,813.90
Taxes	-	1,077,195.43	1,077,195.43
Social securities	-	6,998,840.91	6,998,840.91
	-	**8,394,696.50**	**8,394,696.50**

The Company is party to various legal proceedings arising from the normal course of business, including labor, tax, and civil proceedings.

The Company uses estimates to assess the likelihood of outflows of resources based on the technical assessments of its legal advisors and the judgments of Management and sets aside provisions for losses considered probable and for which a reliable estimate can be made.

Arbitration, judicial and administrative decisions in lawsuits against the Company, new case law and changes in the existing body of evidence may result in a change in the probability of outflows of resources and their measurement by analyzing the technical grounds.

Provisioned legal proceedings - The Company considered all available information relating to the proceedings in which it is a party to make estimates of the amounts of the obligations and the probability of outflow of resources.

Tax lawsuit - The Company has been in legal dispute over the collection of ITR for 2000 on the property called "Fazenda Americana and others". The lawsuit was partially favorable, and the amount deposited will be converted into income to pay the updated provisioned amount of R$ 1,077 on 11/2023.

Social security lawsuits - These basically refer to social security lawsuits filed by the National Institute of Social Security ("INSS") where the Company is a defendant and whose main object is the Social Security Contribution on profit sharing.

Accounting policy: A provision is recognized when the legal department and its legal advisors assess that: (i) there is a present obligation arising from a past event, (ii) it is probable that resources will be required to settle the obligation and (iii) a reliable estimate of the amount of the obligation can be measured. The counterpart of the obligation is an expense for the year. This obligation is updated according to the evolution of the legal proceedings or financial charges incurred and can be reversed if the estimate of loss is no longer considered probable due to changes in circumstances or written off when the obligation is settled.

12. Net Equity

On November 30, 2023	Net Equity
Share capital	38,398,024.80
Legal reserves	3,188,921.88
Tax incentives reserve	3,672,663.45
Profit for the period	2,881,396.22
	48,141,006.35

Share Capital: The share capital is R$ 38,398,024.80, fully subscribed and paid up, corresponding to 16,928 registered ordinary shares with no par value.

Legal reserve: This is a requirement for all public limited companies and represents the appropriation of 5% of the annual net profit calculated in accordance with Brazilian legislation, up to a limit of 20% of the share capital.

Tax incentive reserve: Refers to tax incentives received by the company.

Profit for the period: In the period from January to November 2023, the Company made a profit of R$ 2,881,396.22.

Results

13. Profit for the year

As Income and expenses are recognized in the income statement on an accrual basis. In the period ended November 30, 2023, this resulted in a profit of R$ 2,881,396.22.